SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 10 May 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Documents filed as part of this Form 6-K

Memorandum of Agreement, dated 17 April 2012, among Ivanhoe Mines Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited

THIS MEMORANDUM OF AGREEMENT (THIS “AGREEMENT”) IS MADE ON APRIL 17, 2012 AMONG IVANHOE MINES LTD. (“IVANHOE”), RIO TINTO INTERNATIONAL HOLDINGS LIMITED (“RIO TINTO”) AND RIO TINTO SOUTH EAST ASIA LIMITED (THE “RIO TINTO FUNDING COMPANY”).

Recitals

A.	Set forth below are the principal components of the financing plan (the “Comprehensive Financing Plan”) that is intended to address the total funding needs of Ivanhoe (with the primary focus on the financing of the OT Project):

(i)	an anticipated US$3 to 4 billion project financing for the OT Project (“OT Project Financing”) to be provided by third party lenders;

(ii)	a rights offering by Ivanhoe for gross proceeds of US$1.8 billion of additional equity supported by a standby commitment for the full amount from Rio Tinto or another member of the Rio Tinto Group;

(iii)	in addition to the US$1.8 billion Interim Funding Facility, the provision by the Rio Tinto Funding Company or another member of the Rio Tinto Group of a US$1.5 billion Bridge Facility; and

(iv)	the provision by a member of the Rio Tinto Group of a Completion Support Agreement for the OT Project Financing.

B.	The total amount of items (i) and (ii) of the Comprehensive Financing Plan is intended to be sufficient fully to repay the Interim Funding Facility and the Bridge Facility and fully to fund the remaining costs required to complete the OT Project, including the costs of a power plant and with a suitable allowance for contingencies.

C.	In order to ensure the continued funding and timely development of the OT Project, the parties desire to enter into this Agreement pursuant to which Rio Tinto and the Rio Tinto Funding Company will provide further financial support for the OT Project and make changes to the Ivanhoe board of directors (the “Ivanhoe Board”) and senior management of Ivanhoe and its Subsidiaries.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, Ivanhoe, Rio Tinto and the Rio Tinto Funding Company agree as follows:

Interpretation

1.	Certain capitalized terms used herein (including in the schedules and recitals hereto and the PPA and HoA, each as amended) are defined in Schedule A attached hereto. Capitalized terms used, but not otherwise defined, herein have the meanings assigned to them in the PPA and the HoA.

2.	Attached to and forming part of this Agreement are the following schedules:

Schedule A – Definitions

Schedule B – Interpretation

Schedule C – Ivanhoe Preferred Share Terms

Schedule D – Terms and Conditions of Completion Support Agreement

Schedule E – Terms and Conditions of OT Bridge Funding Agreement

Schedule F – Amendments to OT Interim Funding Agreement

Schedule G – Amendments to PPA and HoA

Schedule H – Form of Series D Warrant Certificate

Schedule I – Form of Anti-Dilution Subscription Right Certificate

Schedule J – Representations and Warranties of Ivanhoe

Schedule K – Representations and Warranties of Rio Tinto

Schedule L – Representations and Warranties of the Rio Tinto Funding Company

Schedule M – Severance Payments

New Rights Offering

3.	Ivanhoe covenants and agrees to conduct a rights offering on terms substantially similar to those described in Ivanhoe’s final short form prospectus and registration statement dated December 16, 2010 as modified by the terms of Section 4 hereof (the “New Rights Offering”) pursuant to which holders of outstanding Ivanhoe Shares will be issued rights to subscribe for Ivanhoe Shares (the “NRO Rights”) on the basis of one (1) NRO Right for each Ivanhoe Share held on the NRO Record Date.

4.	Ivanhoe covenants and agrees that the New Rights Offering will be conducted on the following basis:

(a)	Ivanhoe will issue that number of NRO Rights sufficient to generate an amount of gross subscription proceeds (the “NRO Gross Proceeds”) of US$1.8 billion;

(b)	the subscription price (the “NRO Subscription Price”) for each Ivanhoe Share to be issued under the New Rights Offering will be US$8.34 and the Canadian dollar equivalent as determined by reference to the Bank of Canada noon rate for the Business Day prior to the date of the Final Prospectus;

(c)	for each Ivanhoe Share held on the Record Date, a holder will receive one NRO Right;

(d)	the NRO Rights will be transferable and eligible for trading on the TSX, NYSE and NASDAQ;

(e)	for each NRO Right held, the holder thereof will be entitled to subscribe for a fractional number of Ivanhoe Shares (the “Basic Subscription Privilege”) equal to the result of (x) divided by (y) divided by (z), where: (x) equals the NRO Gross Proceeds; (y) equals the NRO Subscription Price; and (z) equals the number of outstanding Ivanhoe Shares on the Business Day immediately preceding the date of the Final Prospectus;

(f)	each holder of NRO Rights who has fully exercised such holder’s NRO Rights will also be entitled to subscribe for a number of additional Ivanhoe Shares (the “Additional Subscription Privilege”) equal to the lesser of (A) the number of additional Ivanhoe Shares subscribed for by the holder under the Additional Subscription Privilege and (B) the result of (x) multiplied by (y) divided by (z), where: (x) equals to the total number of Ivanhoe Shares not subscribed for under the Basic Subscription Privilege; (y) equals the number of NRO Rights exercised by such holder; and (z) equals the total number of NRO Rights exercised by all holders of NRO Rights that have subscribed for Ivanhoe Shares under the Additional Subscription Privilege; and

(g)	where a holder’s exercise of NRO Rights would otherwise entitle such holder to fractional Ivanhoe Shares, such holder’s entitlement will be reduced to the next lowest whole number of Ivanhoe Shares. Ivanhoe will not be required to issue fractional Ivanhoe Shares or to pay cash in lieu thereof.

5.	Ivanhoe covenants and agrees that:

(a)	the New Rights Offering will not be subject to a minimum subscription condition or any other condition other than the mechanical conditions applicable to holders of NRO Rights respecting the exercise of their NRO Rights that are customary in rights offerings conducted by issuers having securities listed on the TSX;

(b)	Rio Tinto and any other member of the Rio Tinto Group who is a Qualified Holder holding NRO Rights, whether held directly or indirectly through an intermediary, will be entitled to subscribe for and receive Ivanhoe Shares under the New Rights Offering; and

(c)	provided the requisite subscription price has been paid, Ivanhoe will have no right to reject any subscription for Ivanhoe Shares under the New Rights Offering, or to treat as invalid any exercise of any NRO Rights, by Rio Tinto or any other member of the Rio Tinto Group who is a Qualified Holder.

6.	All or part of the NRO Rights issued to Rio Tinto and its Affiliates may be assigned by Rio Tinto and its Affiliates to one or more members of the Rio Tinto Group.

7.	Ivanhoe covenants and agrees that it will use its reasonable commercial efforts to:

(a)	prepare and file a preliminary short form prospectus and registration statement for the New Rights Offering (the “Preliminary Prospectus”) with the securities regulatory authorities in each province and territory of Canada and with the United States Securities and Exchange Commission within fourteen (14) days following the appointment of New Ivanhoe Senior Management provided such Preliminary Prospectus is filed no later than twenty-one (21) days following the date of this Agreement;

(b)	file a final short form prospectus and registration statement for the New Rights Offering (the “Final Prospectus”) with the securities regulatory authorities in each province and territory of Canada and with the United States Securities and Exchange Commission as soon as practicable following the date of the Preliminary Prospectus, provided that if a condition precedent of the Exchange Approval is Shareholder Approval, the Final Prospectus will only be filed after Shareholder Approval is obtained; and

(c)	complete the New Rights Offering on the NRO Closing Date upon the terms contemplated herein.

8.	Ivanhoe and Rio Tinto agree that the disclosure in the Preliminary Prospectus, the Final Prospectus, any prospectus amendment, any amending or supplemental documentation, any similar document required to be filed by Ivanhoe under applicable Securities Laws, any press release or other public disclosure relating to the New Rights Offering and any materials to be filed with any Governmental Authority in connection with the New Rights Offering (collectively, the “New Rights Offering Disclosure”) will be prepared by the New Ivanhoe Senior Management and the Ivanhoe Board.

Ivanhoe will provide Rio Tinto and its counsel with a reasonable opportunity to review and comment on the New Rights Offering Disclosure, provided that in no event will Rio Tinto be liable to Ivanhoe or any person for any inaccuracy or misrepresentation contained in any New Rights Offering Disclosure. For greater certainty, any OT Disclosure contained in the New Rights Offering Disclosure is subject to Section 62 hereof.

9.	Ivanhoe covenants and agrees that it will:

(a)	take all reasonable steps and proceedings that may be necessary in order to:

(i)	qualify the distribution of the securities issuable in connection with the New Rights Offering (including the NRO Rights, the Ivanhoe Shares issuable upon the exercise of the NRO Rights, and the Standby Shares) in each of the provinces and territories of Canada and the United States;

(ii)	permit the lawful distribution of the securities issuable to Rio Tinto and any other member of the Rio Tinto Group who is a Qualified Holder in connection with the New Rights Offering and the transactions contemplated by this Agreement provided that Ivanhoe shall only be required to file a prospectus and registration statement, or similar disclosure document, in Canada and the United States; and

(iii)	list on the TSX, NYSE and NASDAQ the securities issuable in connection with the New Rights Offering and the Ivanhoe Shares issuable in connection with the other transactions contemplated by this Agreement, including obtaining all necessary consents and approvals for the creation, offering and issuance of such securities;

(b)	if required by applicable Securities Laws in conducting the New Rights Offering, prepare any prospectus amendment and/or any documentation supplemental thereto and/or any amending or supplemental documentation and/or any similar document required to be filed by it under applicable Securities Laws;

(c)	comply with applicable Securities Laws in conducting the New Rights Offering and the other transactions contemplated by this Agreement and consult with Rio Tinto and its advisors regarding the manner in which the New Rights Offering and the other transactions contemplated by this Agreement will comply with applicable Securities Laws;

(d)	permit Rio Tinto and its advisors the opportunity to participate in and have input on its communications (verbal, written or otherwise) with any Governmental Authorities and the TSX, NYSE and NASDAQ with respect to the New Rights Offering and the other transactions contemplated by this Agreement, including providing Rio Tinto, in advance, with copies of any notifications, filings, applications and other submissions in draft form and reasonable opportunity to comment thereon; and

(e)	immediately notify Rio Tinto and its advisors in writing of any demand, request or inquiry (formal or informal) by any Governmental Authority or the TSX, NYSE or NASDAQ that concerns any matter that may affect the New Rights Offering or any of the other transactions contemplated by this Agreement.

10.	Rio Tinto agrees not to challenge the New Rights Offering as a breach of Rio Tinto’s rights under the PPA. Notwithstanding anything to the contrary herein, Rio Tinto and Ivanhoe acknowledge that the agreement by the parties hereunder, including Rio Tinto’s agreement to participate in the New Rights Offering, will not be construed as determinative of any party’s rights or obligations under the PPA in respect of any other transaction or matter including, without limitation, in respect of any rights offerings other than in accordance with the terms of this Agreement nor as an admission by either party that a particular transaction is permitted or not permitted under the PPA.

Standby Commitment

11.	Rio Tinto agrees to support the New Rights Offering by (i) subscribing for, or causing one or more members of the Rio Tinto Group to subscribe for, at the NRO Subscription Price on the NRO Closing Date, such number of Ivanhoe Shares (the “Standby Shares”) equal to the result of (x) minus (y), where: (x) equals the number of Ivanhoe Shares determined by dividing the NRO Gross Proceeds by the NRO Subscription Price; and (y) equals the number of Ivanhoe Shares subscribed under the New Rights Offering by holders of NRO Rights, including any member of the Rio Tinto Group, pursuant to the Basic Subscription Privilege and Additional Subscription Privilege (such commitment referred to as the “Standby Commitment”) and (ii) refraining from taking any action or making any public statement in connection with the New Rights Offering inconsistent with its Standby Commitment (excluding, for greater certainty, exercising any of its rights under Section 12 hereof).

12.	The Standby Commitment is subject to the satisfaction of the following conditions in favour of Rio Tinto the NRO Closing Date:

(a)	there will be no claims, litigation, inquiries, investigations (whether formal or informal) or other proceedings, including appeals and applications for review, in progress, or pending, commenced or threatened, by any person or Governmental Authority or the TSX, NYSE or NASDAQ, or orders or decisions issued by any Governmental Authority or the TSX, NYSE or NASDAQ, any of which

(i)	suspends or ceases trading in any Ivanhoe securities or operates to prevent or restrict the lawful distribution of any such securities; or

(ii)	restricts or enjoins any of the transactions contemplated by this Agreement;

(b)	all necessary approvals, orders, rulings and consents of all relevant securities regulatory authorities and other Governmental Authorities required in connection with the New Rights Offering and the other transactions contemplated by this Agreement will have been obtained;

(c)	each of the TSX, NYSE and NASDAQ will have approved the listing of the securities issuable in connection with the New Rights Offering and the Ivanhoe Shares issuable in connection with the other transactions contemplated by this Agreement, subject only to the filing of customary documents with the TSX, NYSE and NASDAQ, as applicable;

(d)	neither any NRO Rights nor any Ivanhoe Shares will have been de-listed or suspended or halted from trading for a period greater than one Business Day at any time prior to the NRO Closing Date;

(e)	the representations and warranties of Ivanhoe contained in Schedule J will be true and correct in all material respects as of the NRO Closing Date with the same force and effect as if made as at the NRO Closing Date after giving effect to the New Rights Offering and the other transactions contemplated by this Agreement;

(f)	Ivanhoe will have complied in all material respects with its covenants contained in this Agreement;

(g)	Rio Tinto will have received favourable legal opinions dated the date of the Final Prospectus addressed to Rio Tinto and its counsel from Canadian and U.S. counsel to Ivanhoe in form and substance satisfactory to Rio Tinto and its counsel, acting reasonably, with respect to the Ivanhoe Shares issued upon the exercise of the NRO Rights and the Standby Shares;

(h)	Rio Tinto will have received a comfort letter dated the date of the Final Prospectus addressed to Rio Tinto from Ivanhoe’s auditors in form and substance satisfactory to Rio Tinto, acting reasonably, with respect to the financial and accounting information contained in the Final Prospectus, provided that such letter shall be based on a review by the auditors having a cut-off date not more than two Business Days prior to the NRO Closing Date;

(i)	no catastrophe of national or international consequence or any change in law or other occurrence of any nature whatsoever will have occurred at any time prior to the NRO Closing Date which, in the reasonable opinion of Rio Tinto, seriously adversely affects, or would reasonably be expected to seriously adversely affect, the financial markets in Canada or the United States;

(j)	no Material Adverse Change will have occurred at any time prior to the NRO Closing Date; and

(k)	the closing of the New Rights Offering will have occurred within seventy-five (75) days after the filing of the Preliminary Prospectus.

13.	All or part of the Standby Commitment may be assigned to one or more members of the Rio Tinto Group who are Qualified Holders.

14.	Ivanhoe covenants and agrees to (a) cause its transfer agent to deliver to Rio Tinto, as soon as is practicable following the NRO Expiry Date, details concerning the total number of Ivanhoe Shares subscribed for by holders of NRO Rights under the New Rights Offering and the number of Standby Shares which Rio Tinto or another member of the Rio Tinto Group must subscribe for pursuant to the Standby Commitment and (b) provided the requisite subscription price has been paid, on the NRO Closing Date, issue the Standby Shares to Rio Tinto or such other member of the Rio Tinto Group as Rio Tinto may direct.

15.	In consideration of the Standby Commitment, Ivanhoe agrees to pay to Rio Tinto or such other member of the Rio Tinto Group as Rio Tinto may direct, a standby commitment fee (the “Standby Commitment Fee”) equal to four per cent (4%) of the NRO Gross Proceeds received by Ivanhoe on the NRO Closing Date. The Standby Commitment Fee will be paid on the NRO Closing Date, subject to each of the conditions listed in Section 12 hereof having been satisfied or waived.

16.	Notwithstanding Section 15 hereof and subject to Shareholder Approval if a condition precedent of the Exchange Approval is Shareholder Approval of the Additional Subscribed Shares, Rio Tinto may, in its sole discretion, provide Ivanhoe with written notice no later than two (2) Business Days prior to the NRO Closing Date, that the recipient of the Standby Commitment Fee elects to reinvest all or part of the Standby Commitment Fee in (i) Ivanhoe Shares and/or (ii) Ivanhoe Preferred Shares having the terms and conditions set out in Schedule C, and Ivanhoe will issue to Rio Tinto, or such other member of the Rio Tinto Group as Rio Tinto may direct, such Ivanhoe Shares and/or Ivanhoe Preferred Shares, as applicable (the “Additional Subscribed Shares”), on the NRO Closing Date. The issue price per Additional Subscribed Share will be the equal to the volume weighted average price of the Ivanhoe Shares on the TSX on the five (5) trading days immediately preceding the date of issue of such Additional Subscribed Shares.

17.	Rio Tinto may at any time upon written notice to Ivanhoe irrevocably waive its entitlement to elect to reinvest all or part of the Standby Commitment Fee in Additional Subscribed Shares.

OT Project Financing

18.	Ivanhoe and Rio Tinto agree that Section 33 of the HoA is deleted in its entirety and replaced as follows:

“Ivanhoe and Rio Tinto agree to act together diligently and in good faith to negotiate a comprehensive project financing for the OT Project (the “OT Project Financing”) acceptable to each of Ivanhoe, Rio Tinto, and the board of OT LLC, each acting reasonably, to be provided by third party lenders to OT LLC or another Affiliate of Ivanhoe resident outside of Canada. Each of Ivanhoe and Rio Tinto acknowledge that the estimated total amount of the OT Project Financing is approximately US$3 to 4 billion.”

19.	Notwithstanding Section 33 of the HoA (as replaced with Section 18 hereof), the Rio Tinto Funding Company or another member of the Rio Tinto Group designated by the Rio Tinto Funding Company may, subject to Section 41 of the HoA, advance senior loans to OT LLC in lieu of or in addition to the OT Project Financing (provided that such loans are on terms that are arm’s length and no less favourable to OT LLC than senior loans that could be obtained from international financial institutions or commercial banks).

20.	Ivanhoe and Rio Tinto agree that Section 34 of the HoA is deleted in its entirety and replaced as follows:

“Each of Rio Tinto and Ivanhoe acknowledge that it is the goal of the parties to have the OT Project Financing in place by December 31, 2012.”

21.	Ivanhoe and Rio Tinto agree that Sections 36, 37 and 39 of the HoA are deleted in their entirety and Section 39 of the HoA is replaced as follows:

“Ivanhoe and Rio Tinto agree that (a) the negotiating team for the OT Project Financing will be comprised of (A) members of the New Ivanhoe Senior Management selected by the New Ivanhoe CEO and Ivanhoe Board, and (B) designated Rio Tinto resources as determined by the Rio Tinto Treasurer (the “Lead Negotiator”), and the Lead Negotiator will have the exclusive authority to direct all aspects of the negotiation of the day-to-day management of the OT Project Financing.”

Completion Support Agreement

22.	Notwithstanding Section 40 of the HoA and subject to, (a) the OT Project Finance lenders responding with improvements to the terms of the OT Project Financing reasonably satisfactory to Rio Tinto, (b) Rio Tinto being reasonably satisfied at the OT Project Financing Closing Date that the OT Project (including a Power Plant) is fully financed (including a reasonable provision for contingencies), and (c) on the OT Project Financing Closing Date, there being no event of default (or event that has occurred that, with the giving of notice or the lapse of time, or both, would constitute an event of default) under either the OT Interim Funding Agreement or the OT Bridge Funding Agreement, the Rio Tinto Funding Company agrees that it will arrange for a member of the Rio Tinto Group that benefits from the credit rating of Rio Tinto plc and/or Rio Tinto Limited (the “Rio Tinto Supporter”), and Ivanhoe agrees, to enter into a completion support agreement (the “Completion Support Agreement”) containing the terms and conditions set out in Schedule D attached hereto. The Rio Tinto Funding Company agrees to consider arranging for a member of the Rio Tinto Group that is resident in Canada to be the Rio Tinto Supporter but shall be under no obligation to arrange for such a member to be the Rio Tinto Supporter.

23.	In consideration of a member of the Rio Tinto Group entering into the Completion Support Agreement, Ivanhoe agrees to pay to such member or another member of the Rio Tinto Group as such member may direct, on the OT Project Financing Closing Date and each anniversary of such date thereafter (a “Completion Fee Payment Date”) until the date Ivanhoe’s sponsor debt service undertaking is released in accordance with the terms and conditions of the OT Project Financing), a completion support agreement fee (the “Completion Support Agreement Fee”) of 2.5% per annum payable annually, in advance, on the amount of debt that is projected as the aggregate average of the debt that will be outstanding under the OT Project Financing at each calendar month end during the 12 month period following the applicable Completion Fee Payment Date and subject to a debt service undertaking of Ivanhoe as calculated in accordance with the terms of the Completion Support Agreement.

Bridge Facility

24.	The Rio Tinto Funding Company agrees to provide, or to arrange for a member of the Rio Tinto Group to be designated by the Rio Tinto Funding Company (the “Bridge Lender”) to provide, to Ivanhoe, and Ivanhoe agrees to accept, effective as of the Closing Date, a US$1.5 billion bridge facility (the “Bridge Facility”) on the terms and conditions set forth in Schedule E attached hereto (the “OT Bridge Funding Agreement”), provided that if a condition precedent of the Exchange Approval is Shareholder Approval, the Bridge Facility will only be available if Shareholder Approval is obtained.

25.	On the Closing Date, or if a condition precedent of the Exchange Approval is Shareholder Approval, on the date such Shareholder Approval is obtained, Ivanhoe will deliver to the Bridge Lender, a wire transfer confirmation, evidencing the initiation of a wire transfer from Ivanhoe to the Bridge Lender, in accordance with instructions given by the Bridge Lender on or prior to such date, of US$15,000,000 in full payment of the Front End Fee under the Bridge Facility.

26.	Each of the Rio Tinto Funding Company and Ivanhoe will negotiate in good faith so as to agree and enter into the Definitive Bridge Funding Agreement on or before the NRO Closing Date.

27.	If the Definitive Bridge Funding Agreement has not been agreed and entered into by the Rio Tinto Funding Company and Ivanhoe by the NRO Closing Date:

(a)	each of the Rio Tinto Funding Company and Ivanhoe will continue to be bound by the terms and conditions specified in Schedule E attached hereto in relation to the Bridge Facility; and

(b)	each of the Rio Tinto Funding Company and Ivanhoe, acting reasonably, will continue to negotiate in good faith so as to agree and enter into the Definitive Bridge Funding Agreement.

Interim Funding Facility

28.	Rio Tinto, the Rio Tinto Funding Company and Ivanhoe agree, without prejudice to any future Event of Default under the OT Interim Funding Agreement, that no Event of Default exists or will be deemed to have existed under the OT Interim Funding Agreement on or prior to the date of this Agreement in respect of (i) any lack of funding to the OT Project, (ii) any immaterial default of which Rio Tinto has no knowledge, or (iii) any other matter of which Rio Tinto has knowledge.

29.	If a condition precedent of the Exchange Approval is Shareholder Approval, the Rio Tinto Funding Company agrees to make the Interim Funding Facility available until the next annual general meeting of the shareholders of Ivanhoe (the “2012 AGM”) in accordance with its terms and acknowledges that no Event of Default will exist from the date of this Agreement until the 2012 AGM in respect of a lack of funding.

30.	Rio Tinto, the Rio Tinto Funding Company and Ivanhoe agree that, effective on the Closing Date, the OT Interim Funding Agreement shall be amended on the terms and conditions set forth in Schedule F attached hereto.

31.	Rio Tinto and Ivanhoe agree that, effective on the Closing Date, the PPA and the HoA shall be amended on the terms and conditions set forth in Schedule G attached hereto.

Ivanhoe Board

32.	Ivanhoe and Rio Tinto agree that, notwithstanding any agreement to the contrary, the Ivanhoe Board will consist of thirteen (13) directors.

33.	Concurrently with the execution of this Agreement, the incumbent Ivanhoe Board will:

(a)	resolve to reduce the size of the Ivanhoe Board to thirteen (13) directors and fix the quorum required for the transaction of business at a meeting of the Ivanhoe Board as a majority of the number of directors elected or appointed and in office immediately before the applicable meeting;

(b)	deliver and accept letters executed by each of RMF, Edward Flood, Dr. Markus Faber, David Korbin, Livia Mahler, Tracy Stevenson and Dan Westbrook (collectively, the “Incumbent Directors”) in form and substance satisfactory to Rio Tinto and Ivanhoe effecting the immediate resignation of the Incumbent Directors as directors of Ivanhoe;

(c)	appoint Michael Gordon as interim Chairperson of the Ivanhoe Board;

(d)	approve an amendment to the Charter of the Nominating and Corporate Governance Committee (the “Governance Committee”) of the Ivanhoe Board to provide that a majority of the members of the Governance Committee must be Independent Ivanhoe Directors and no member of the Governance Committee may be an officer of Ivanhoe;

(e)	reconstitute the Governance Committee with Andrew Harding, Robert Holland and David Huberman;

(f)	disband the Office of the Chairman.

34.	Concurrently with the resignation of the Incumbent Directors:

(a)	Rio Tinto agrees to deliver a fully executed release (“Rio Tinto Directors’ Release”), in form and substance satisfactory to Rio Tinto and Ivanhoe executed by Rio Tinto and dated the date of this Agreement, between Rio Tinto and each of the Incumbent Directors and the other directors (the “Remaining Directors”) that constituted the Ivanhoe Board immediately prior to the date of this Agreement; and

(b)	Ivanhoe agrees to deliver a fully executed mutual release (“Ivanhoe Directors’ Release”), in form and substance satisfactory to Rio Tinto and Ivanhoe and dated the date of this Agreement, between Ivanhoe and each of the Incumbent Directors and the Remaining Directors.

35.	Immediately following the resignation of the Incumbent Directors, Rio Tinto will nominate six (6) nominee directors to the Ivanhoe Board (the “New Directors”) to fill the vacant positions left by the resignations of the Incumbent Directors (after taking into account the decrease in the size of the Ivanhoe Board from fourteen (14) to thirteen (13)) to be reviewed by the Governance Committee within five (5) Business Days following the date of this Agreement. Upon the approval of the recommendation of the Governance Committee, the Ivanhoe Board will immediately appoint the New Directors to the Ivanhoe Board.

36.	Ivanhoe covenants and agrees:

(a)	to prepare and mail to holders of Ivanhoe Shares, in accordance with the YBCA and applicable Securities Laws, a management proxy circular (the “Proxy Circular”) in which the Ivanhoe Board will (i) nominate the New Directors and the Remaining Directors for election at the 2012 AGM and (ii) make a written recommendation to holders of Ivanhoe Shares to vote such Ivanhoe Shares in favour of the election of the New Directors and the Remaining Directors; and

(b)	to solicit proxies for the 2012 AGM in favour of shareholder approval of the election of the New Directors and the Remaining Directors.

37.	Ivanhoe and Rio Tinto agree that Section 60 of the HoA is deleted in its entirety and replaced as follows:

“Until the earlier of January 18, 2014 and the date Ivanhoe ceases to be a “reporting issuer” or its equivalent under the securities laws of any province or territory of Canada:

(a)	RMF may, conditional upon RMF continuing to own at least 10% of the outstanding Ivanhoe Shares, select two (2) Ivanhoe directors (of which at least one (1) must be an Independent Ivanhoe Director) from the incumbent Ivanhoe directors (other than himself and each acceptable to Rio Tinto), each a “RMF Nominee”, and each of Rio Tinto and its Affiliates will exercise its respective voting power to vote in favour of such directors from time to time; and

(b)	subject to the foregoing condition, if a RMF Nominee resigns as, or ceases to be, a director of Ivanhoe, RMF shall have the right to select a replacement director from among the remaining RMF Nominees or, if there is no remaining RMF Nominee who is able and willing to be a director of Ivanhoe at such time, any other qualified individual who is an Independent Ivanhoe Director and acceptable to Rio Tinto and the Ivanhoe Board, to fill any such vacancy and the Ivanhoe Board shall take all necessary steps to appoint such RMF Nominee or individual, as the case may be, as a director of Ivanhoe.”

38.	Ivanhoe and Rio Tinto agree that Section 61 of the HoA is deleted in its entirety and replaced as follows:

“From the appointment of the New Directors until the earlier of January 18, 2014 and the date Ivanhoe ceases to be a “reporting issuer” or its equivalent under the securities laws of any province or territory of Canada, a majority of the directors on the Ivanhoe Board will be Independent Ivanhoe Directors. For greater certainty, any Independent Ivanhoe Director selected by RMF as contemplated in Section 60 hereof will be included in such calculation of Independent Ivanhoe Directors.”

39.	Concurrently with the execution of this Agreement, the incumbent Ivanhoe Board shall resolve that from and after the date of this Agreement there will be no requirement that members of the Ivanhoe Board own any Ivanhoe Shares.

Ivanhoe Management

40.	Concurrently with the execution of this Agreement, the incumbent Ivanhoe Board will have:

(a)	obtained and accepted letters executed by each of RMF (Chief Executive Officer), Tony Giardini (Chief Financial Officer), John Macken (President) Sam Riggall (Executive Vice President, Business Development and Strategic Planning) and Peter Meredith (Deputy Chairman) (each an “Incumbent Senior Officer” and collectively, the “Incumbent Senior Management”) in form and substance satisfactory to Rio Tinto effecting the resignation of the Incumbent Senior Management from their respective offices at Ivanhoe; and

(b)	except as may otherwise be agreed by Rio Tinto, obtained and delivered to the applicable Ivanhoe Subsidiaries letters executed by each of RMF, Tony Giardini, John Macken, Sam Riggall and Peter Meredith (each an “Incumbent Ivanhoe Subsidiary Manager” and collectively, the “Incumbent Ivanhoe Subsidiary Management”) in form and substance satisfactory to Rio Tinto effecting the resignation of the Incumbent Ivanhoe Subsidiary Management from their respective offices (including directorships) at each of the Ivanhoe Subsidiaries.

Ivanhoe and Rio Tinto acknowledge and agree that resignations of the Incumbent Senior Management shall be deemed to be terminations without cause for the purposes of determining severance payment (as set out in Schedule M) under each Incumbent Senior Officer’s respective employment agreement.

41.	Notwithstanding Section 40 hereof, in the event a resignation letter cannot be obtained and delivered on the date of this Agreement from any of the Incumbent Senior Management or Incumbent Ivanhoe Subsidiary Management, the incumbent Ivanhoe Board will immediately terminate such Incumbent Senior Officer or to cause the applicable Ivanhoe Subsidiary to terminate such Incumbent Ivanhoe Subsidiary Manager, as applicable.

42.	Concurrently with the resignation of an Incumbent Senior Officer or Incumbent Ivanhoe Subsidiary Manager, as applicable:

(a)	Rio Tinto agrees to deliver a fully executed mutual release (“Rio Tinto Management Release”), in form and substance satisfactory to Rio Tinto and Ivanhoe executed by Rio Tinto and dated the date of the date of this Agreement, between Rio Tinto and such Incumbent Senior Officer (other than RMF) or Incumbent Ivanhoe Subsidiary Manager (other than RMF), as applicable, who resigned;

(b)	Ivanhoe agrees to deliver a fully executed mutual release (“Ivanhoe Management Release”), in form and substance satisfactory to Rio Tinto and Ivanhoe and dated the date of the this Agreement, between Ivanhoe and the Incumbent Senior Officer (other than RMF) or Incumbent Ivanhoe Subsidiary Manager (other than RMF), as applicable, who resigned.

(c)	On the date of this Agreement, the Remaining Directors will appoint Kay Priestly and Catherine Barone to act as interim Chief Executive Officer and interim Chief Financial Officer of Ivanhoe, respectively, until the New Ivanhoe CEO and New Ivanhoe CFO are appointed in accordance with Section 44 hereof.

43.	Ivanhoe covenants and agrees that concurrently with the effective resignation of an Incumbent Senior Officer or Incumbent Ivanhoe Subsidiary Manager as provided herein, and subject to delivery of a fully executed Ivanhoe Management Release, Ivanhoe will provide each such Incumbent Senior Officer or Incumbent Ivanhoe Subsidiary Manager, as applicable, with the severance compensation amounts and benefits, if any, indicated adjacent to such Incumbent Senior Officers and Incumbent Ivanhoe Subsidiary Managers named in Schedule M attached hereto.

44.	Immediately following the resignation or termination of the Incumbent Senior Management, Rio Tinto will nominate a new Chief Executive Officer (the “New Ivanhoe CEO”) and a new Chief Financial Officer (the “New Ivanhoe CFO” and together with the New Ivanhoe CEO, the “New Ivanhoe Senior Management”) of Ivanhoe to replace the interim Chief Executive Officer and interim Chief Financial Officer of Ivanhoe and to be reviewed by the Governance Committee within five (5) Business Days following the date of this Agreement. Upon the approval of the recommendation of the Governance Committee, the Ivanhoe Board will immediately appoint the New Ivanhoe Senior Management.

45.	Immediately following the appointment of the New Ivanhoe CEO, the Ivanhoe Board will pass a revocable directors resolution granting the New Ivanhoe CEO the authority to determine officer and manager positions at Ivanhoe and directors, officer and manager positions at the Ivanhoe Subsidiaries, provided that Ivanhoe’s directors on the board of directors of OT LLC will be determined by the New Ivanhoe CEO and the Ivanhoe Board.

46.	The New Ivanhoe CEO will have sole discretion to determine what role, if any, the Incumbent Senior Management may have in the business and affairs of Ivanhoe, including the New Rights Offering, following the date of this Agreement. The New Ivanhoe CEO will lead any road show relating to the New Rights Offering and, at the New Ivanhoe CEO’s option, may invite Peter Meredith to participate in any such road show.

OT Project Management

47.	Ivanhoe and Rio Tinto agree that, effective as of the date of this Agreement, (a) the OT Exploration Agreement will be terminated and of no further force or effect, and (b) notwithstanding the terms and conditions of Schedule F of the HoA, (i) the duties and powers conferred by the OT LLC Board on the Rio Tinto Manager will include the conduct of all exploration operations, development operations and mining operations (including constructing and operating associated infrastructure) relating to the OT Project, including the Non-Core Area (ii) the Manager will be solely responsible for the preparation of all programs and budgets for approval by the OT LLC board, including those relating to the Non-Core Area, and (iii) pursuant to clause 6.2(a) of the OT Shareholders Agreement, the Manager will comprise the exclusive Management Team, including with respect to the Non-Core Area.

48.	Ivanhoe and Rio Tinto agree that, effective as of the date of this Agreement, notwithstanding the Future Developments section of the RT/IVN Governance Agreement, Rio Tinto will not be required to fund any capital expenditures relating to the construction of a 50 MW or greater power plant commencing before 1 January 2015 or any time thereafter (a “Power Plant”).

Series D Warrants

49.	On the date of the filing of the Preliminary Prospectus, Rio Tinto or another member of the Rio Tinto Group designated by Rio Tinto will subscribe for and purchase, and Ivanhoe will issue and sell to Rio Tinto or such other member of the Rio Tinto Group, share purchase warrants (the “Series D Warrants”) exercisable to purchase an additional fifty-five million (55,000,000) Ivanhoe Shares on the terms and conditions set forth in the certificate (the “Series D Warrant Certificate”) attached hereto as Schedule D, in consideration for a subscription price of one thousand United States dollars (US$1,000) in cash (the “Series D Warrant Subscription Price”).

50.

Subject to adjustment in accordance with the terms of the Series D Warrant Certificate, each Series D Warrant will be exercisable to purchase one (1) Ivanhoe Share at a price of twelve United States dollars and seventy-nine cents (US$12.79) at any time and from time to time during the period commencing on the date of the filing of the Preliminary Prospectus and ending on the third (3rd) anniversary of such date.

51.	If a condition precedent of the Exchange Approval is Shareholder Approval of the Series D Warrants, the Series D Warrants will not be exercisable until such Shareholder Approval is obtained.

52.	The Series D Warrants shall be non-transferable except that all or part of the Series D Warrants may be assigned by Rio Tinto and its Affiliates to one or more members of the Rio Tinto Group.

53.	Any Series D Warrants that remain unexercised the third (3rd) anniversary of the date of the Preliminary Prospectus will immediately expire and be null and void.

54.	The number and exercise price of the Series D Warrants will be adjusted in accordance with their terms to take into account the New Rights Offering.

Anti-Dilution Subscription Right

55.	On the Closing Date, Rio Tinto or another member of the Rio Tinto Group will subscribe for and purchase, and Ivanhoe will issue and sell to Rio Tinto or such other member of the Rio Tinto Group, a subscription right (the “Anti-Dilution Subscription Right”) exercisable to subscribe for Ivanhoe Shares on the terms and conditions set forth in the certificate (the “ADSR Certificate”) attached hereto as Schedule I, in consideration for a subscription price of one thousand Canadian dollars (Cdn$1,000) in cash (the “ADSR Subscription Price”).

56.

The Anti-Dilution Subscription Right applies only with respect to any dilution to the Rio Tinto Group’s ownership position in Ivanhoe as a result of the exercise of any Previously Exercised Stock Options or Existing Stock Options and will be exercisable from the Closing Date until the twentieth (20th) Business Day following Notice by Ivanhoe to Rio Tinto of the exercise or expiry of the last outstanding Existing Stock Option and this right will be subject to the terms, conditions and limitations as set out in the ADSR Certificate. The price per Ivanhoe Share under the Anti-Dilution Subscription Right will be the volume weighted average price of Ivanhoe Shares on the TSX on the five (5) trading days immediately before the applicable date of exercise.

57.	The Anti-Dilution Subscription Right shall be non-transferable except that all or part of the Anti-Dilution Subscription Right may be assigned by Rio Tinto and its Affiliates to one or more members of the Rio Tinto Group.

58.	Ivanhoe and Rio Tinto agree that under no circumstances will the Anti-Dilution Subscription Right entitle the Rio Tinto Group to acquire, in any six (6) month period, pursuant to the Anti-Dilution Subscription Right, a number of Ivanhoe Shares representing more than ten per cent (10%) of the number of Ivanhoe Shares outstanding as of the beginning of any such six (6) month period.

Covenants

59.	Ivanhoe covenants and agrees that:

(a)	each of the covenants of Ivanhoe (the “Continuing Covenants”) contained in Section 71 of the HoA, the section entitled Covenants in the Terms and Conditions of RT/IVN Governance Agreement attached as Schedule E to the HoA, Section 13 of the OT Interim Funding Agreement and Section 14 of the OT Bridge Funding Agreement will, upon execution of the Completion Support Agreement, continue in full force and effect for the benefit of the Rio Tinto Supporter until the obligation of the Rio Tinto Supporter to provide support under the Completion Support Agreement is terminated in its entirety (the “Support Termination Date”), other than those covenants which the Rio Tinto Supporter determines (in its sole discretion) (i) are no longer necessary at such time or (ii) are otherwise incompatible with the terms and conditions of the OT Project Financing. For greater certainty, any reference to a particular date in such covenants will be to the Support Termination Date;

(b)	from and after the date of this Agreement, it will not, without obtaining the prior written consent of Rio Tinto, authorize, approve, agree to issue, award or grant, or award, grant or issue any equity incentive securities or equity compensation securities in favour of any directors, officers, employees or service providers of Ivanhoe or any of its Subsidiaries, other than the issuance of Ivanhoe Shares upon the exercise of any Existing Stock Options;

(c)	until the NRO Closing Date or the termination of the New Rights Offering and except as expressly permitted by this Agreement and the transactions contemplated by this Agreement and those transactions entered into by Ivanhoe as disclosed in the Ivanhoe Continuous Disclosure Documents as at the date of this Agreement as may be amended by the Ivanhoe Board after the date of this Agreement, neither it nor any of its Subsidiaries shall, without obtaining the prior written consent of Rio Tinto:

(i)	offer, sell, agree to sell, grant any option or right to purchase, or issue any Ivanhoe Shares, Ivanhoe Convertible Securities or other securities to any person;

(ii)	sell, transfer or otherwise dispose of any assets; or

(iii)	enter into any other transaction outside the ordinary course of business;

(d)	it will:

(i)	apply promptly for, and use its reasonable efforts, to obtain expeditiously Exchange Approval for the transactions contemplated by this Agreement;

(ii)	use its reasonable efforts to satisfy all conditions precedent to Exchange Approval;

(iii)	if a condition precedent of the Exchange Approval is approval of any of the transactions contemplated by this Agreement by the holders of Ivanhoe Shares (“Shareholder Approval”),

A.	include in the Proxy Circular for the 2012 AGM the necessary shareholder resolution to obtain such Shareholder Approval and a recommendation of the Ivanhoe Board to holders of Ivanhoe Shares to vote such Ivanhoe Shares at the 2012 AGM in favour of such Shareholder Approval;

B.	solicit proxies for the 2012 AGM in favour of Shareholder Approval; and

(e)	it will:

(i)	include in the Proxy Circular for the 2012 AGM the necessary shareholder resolution to effect the change of Ivanhoe’s name from “Ivanhoe Mines Ltd.” to a name selected by Rio Tinto and approved by the Ivanhoe Board (the “Name Change”) and a recommendation of the Ivanhoe Board to holders of Ivanhoe Shares to vote such Ivanhoe Shares at the 2012 AGM in favour of the Name Change;

(ii)	solicit proxies for the 2012 AGM in favour of shareholder approval of the Name Change; and

(iii)	subject to obtaining the required shareholder approval, take all necessary steps and make all necessary filings under Applicable Law to make such Name Change effective immediately following the conclusion of the 2012 AGM; and

(f)	it will cooperate, and will cause its Subsidiaries to cooperate, fully with Rio Tinto and its Affiliates as Rio Tinto may request, acting reasonably, in structuring the transactions contemplated by this Agreement in a tax efficient manner, provided such structuring does not result in any material adverse consequences to Ivanhoe or its shareholders in any manner and Rio Tinto agrees to pay all costs of Ivanhoe and it shareholders associated with such restructuring of the transactions.

60.	The number of Ivanhoe Shares issuable upon the exercise of any then outstanding Existing Stock Options will be adjusted to take into account the New Rights Offering subject to TSX approval.

Public Disclosure

61.	Ivanhoe covenants and agrees that the disclosure in the Proxy Circular and form of proxy related thereto, will be prepared by the New Ivanhoe Senior Management. The New Ivanhoe Senior Management will provide Rio Tinto and its counsel with a reasonable opportunity to review and comment on the Proxy Circular and form of proxy related thereto, it being understood that the Proxy Circular and form of proxy related thereto must in form and substance be acceptable to Rio Tinto and the Ivanhoe Board; provided that in no event will Rio Tinto be liable to Ivanhoe or any person for any inaccuracy or misrepresentation contained in the Proxy Circular or the form of proxy related thereto unless such information has been provided by Rio Tinto.

62.	Ivanhoe agrees that from the date of this Agreement that any and all public disclosure regarding the OT Project (“OT Disclosure”) must be consistent with the information provided by the Rio Tinto Manager (unless Ivanhoe determines that other OT Disclosure must be made to comply with Ivanhoe’s disclosure obligations under applicable Securities Laws) and Ivanhoe covenants and agrees it will not file or issue any OT Disclosure without providing the Rio Tinto Manager with a reasonable opportunity to review and comment thereon.

63.	Notwithstanding anything to the contrary in the PPA, the HoA, this Agreement or any other agreement, provided such public disclosure is not impermissible under applicable Securities Laws, Rio Tinto shall be entitled to publicly disclose any undisclosed material information concerning or related to the OT Project if:

(a)	such disclosure is consistent with information provided by Ivanhoe or the Rio Tinto Manager; and either

(b)	such disclosure is required by applicable Securities Laws; or,

(c)	such information is material to Ivanhoe, Ivanhoe shall have consented to such disclosure, such consent not to be unreasonably withheld and to be provided within two (2) Business Days following Rio Tinto’s request.

Rio Tinto shall be entitled to publicly disclose any undisclosed immaterial information concerning or related to the OT Project if such disclosure is consistent with information provided by Ivanhoe or the Rio Tinto Manager.

64.	Subject to Rio Tinto and Ivanhoe entering into a non-disclosure agreement in form and substance satisfactory to Rio Tinto and Ivanhoe, from and after the date of this Agreement, subject to Applicable Law, Ivanhoe will, and will cause its Subsidiaries and Representatives to grant, or cause to be granted, to Rio Tinto and to Representatives of Rio Tinto full access to their books and records and senior management of Ivanhoe and its Subsidiaries solely for the purpose of Rio Tinto plc’s accounting and securities law compliance and disclosure.

Representations and Warranties

65.	Ivanhoe makes the representations and warranties set forth in Schedule J as at the date of this Agreement, the Closing Date and the NRO Closing Date and acknowledges that they may be relied upon by each of Rio Tinto and the Rio Tinto Funding Company.

66.	Rio Tinto makes the representations and warranties set forth in Schedule K as at the date of this Agreement and the Closing Date and acknowledges that they may be relied upon by Ivanhoe.

67.	The Rio Tinto Funding Company makes the representations and warranties set forth in Schedule L as at the date of this Agreement and the Closing Date and acknowledges that they may be relied upon by Ivanhoe.

68.	For the purposes of any representation or warranty in Sections 65, 66 and 67 hereof and the acknowledgement in Section 28 hereof made to a party’s “knowledge”, the term “knowledge” means actual knowledge of on the part of the executive officers of the party making the representation or acknowledgement, as applicable.

69.	The representations and warranties of the parties contained in this Agreement are only made as of the dates indicated in Sections 65, 66 and 67 hereof but survive for the purposes of allowing a party to sue for a breach of a representation and warranty that party is entitled to rely upon on the basis that the representation or warranty was not true as at the date such representation and warranty was made. No party shall be entitled to bring a claim on the basis of a breach of the representations and warranties that party is entitled to rely upon after the second anniversary of the date of this Agreement.

70.	The representations and warranties of Ivanhoe set forth in Schedule J are qualified in their entirety by Ivanhoe’s disclosure to Rio Tinto that (1) the Mongolian Ministry of Finance has refused to approve Oyu Tolgoi LLC’s financial statements for 2010 due to an ongoing disagreement over the amount and Oyu Tolgoi LLC’s accounting treatment of the $282.5 million non-interest bearing balance of the existing shareholder loan and (2) the Mineral Resources Authority of Mongolia has suspended exploration and mining activity on certain licenses owned by SouthGobi Sands LLC. Notwithstanding the foregoing, Ivanhoe acknowledges that the rights of Rio Tinto and the Rio Tinto Funding Company under this Agreement, the OT Interim Funding Agreement, the OT Bridge Funding Agreement shall not be prejudiced by this disclosure so as to prevent Rio Tinto or the Rio Tinto Funding Company from exercising any such right in respect of any change, development or event that occurs as a result of or in connection with either of these events.

Additional Deliveries

71.	On the date of this Agreement, Ivanhoe will deliver the following to Rio Tinto and the Rio Tinto Funding Company, as applicable:

(a)	certified copies of the resolutions of the Ivanhoe Board approving this Agreement and the consummation of the transactions contemplated by this Agreement; and

(b)	a wire transfer confirmation from Ivanhoe, evidencing the initiation of a wire transfer to Rio Tinto, in accordance with instructions given by Rio Tinto on or prior to the date of this Agreement, of Cdn$6,356,650.05 in full payment of Rio Tinto’s costs associated with the arbitration proceedings (including counterclaim) between Rio Tinto and Ivanhoe.

72.	On the Closing Date, Ivanhoe will deliver the following to Rio Tinto and the Rio Tinto Funding Company, as applicable:

(a)	evidence of the approval of the TSX, NYSE and NASDAQ for the securities issuable in connection with the New Rights Offering and the transactions contemplated by this Agreement, subject to the fulfillment of customary conditions specified by the TSX in its conditional approval letter; and

(b)	favourable corporate, enforceability and securities legal opinions, dated the Closing Date and addressed to Rio Tinto and the Rio Tinto Funding Company and their counsel, in form and substance satisfactory to Rio Tinto and the Rio Tinto Funding Company and their counsel but substantially similar to the opinions delivered in respect of the HoA, acting reasonably, with respect to such matters contemplated by this Agreement as Rio Tinto and the Rio Tinto Funding Company and their counsel may reasonably request.

73.	On the date of this Agreement, Rio Tinto will deliver to Ivanhoe certified copies of the resolutions of the board of directors of Rio Tinto approving this Agreement and the consummation of the transactions contemplated by this Agreement.

74.	On the Closing Date, Rio Tinto will deliver to Ivanhoe favourable corporate and enforceability legal opinions, dated the Closing Date and addressed to Ivanhoe and its counsel, in form and substance satisfactory to Ivanhoe and its counsel but substantially similar to the opinions delivered in respect of the HoA, acting reasonably, with respect to such matters contemplated by this Agreement as Ivanhoe and its counsel may reasonably request.

75.	On the date of this Agreement, the Rio Tinto Funding Company will deliver to Ivanhoe certified copies of the resolutions of the board of directors of the Rio Tinto Funding Company approving this Agreement and the consummation of the transactions contemplated by this Agreement.

76.	On the Closing Date, the Rio Tinto Funding Company will deliver to Ivanhoe favourable corporate and enforceability legal opinions, dated the Closing Date and addressed to Ivanhoe and its counsel, in form and substance satisfactory to Ivanhoe and its counsel but substantially similar to the opinions delivered in respect of the HoA, with respect to such matters contemplated by this Agreement as Ivanhoe and its counsel may reasonably request.

Taxes

77.	If Ivanhoe or any of its Subsidiaries or Rio Tinto or another member of the Rio Tinto Group is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of Ivanhoe or any of its Subsidiaries under the Completion Support Agreement, then (i) the sum payable will be increased by Ivanhoe or such Subsidiary, as applicable, when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable hereunder) Rio Tinto or such other member of the Rio Tinto Group, as applicable, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) Ivanhoe or such Subsidiary, as applicable, will make any such deductions required to be made by it under Applicable Law and (iii) Ivanhoe or such Subsidiary will pay when due the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

78.	Ivanhoe and its Subsidiaries will indemnify Rio Tinto and the other members of the Rio Tinto Group, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under the Completion Support Agreement paid by Rio Tinto or such other member of the Rio Tinto Group and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to Ivanhoe or any of its Subsidiaries by Rio Tinto or such other member of the Rio Tinto Group will be conclusive absent manifest error.

79.	As soon as practical after any payment of Indemnified Taxes or Other Taxes by Ivanhoe or any of its Subsidiaries to a Governmental Authority in respect of any payment by or on account of any obligation of Ivanhoe or any of its Subsidiaries under the Completion Support Agreement, Ivanhoe or such Subsidiary, as applicable, will deliver to Rio Tinto or such other member of the Rio Tinto Group as may be directed by Rio Tinto the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Rio Tinto.

80.	If Rio Tinto determines, in its sole discretion, that it or another member of the Rio Tinto Group has received a refund of any Taxes or Other Taxes as to which it has been indemnified by Ivanhoe or any of its Subsidiaries pursuant to Section 78 hereof, it will pay to Ivanhoe or its relevant Subsidiary, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made by Ivanhoe or its relevant Subsidiary with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of Rio Tinto and the other members of the Rio Tinto Group and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). Ivanhoe or its relevant Subsidiary, as applicable, upon the request of Rio Tinto, agrees to repay the amount paid over to Ivanhoe or its relevant Subsidiary (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to Rio Tinto and other members of the Rio Tinto Group if Rio Tinto or such other member of the Rio Tinto Group, as applicable, is required to repay such refund or reduction to such Governmental Authority. This paragraph will not be construed to require Rio Tinto or any other member of the Rio Tinto Group to make available its tax returns (or any other information relating to its taxes that it deems confidential) to Ivanhoe or any of its Subsidiaries or any other person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

General Provisions

81.	No modification of this Agreement will be valid unless made in writing and duly executed by each of the parties hereto.

82.	Each of the parties hereto will take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

83.	Except as expressly permitted in this Agreement, none of the parties hereto may assign its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

84.	This Agreement will be binding upon and enure to the benefit of the respective successors and permitted assigns of the parties hereto.

85.	Time is of the essence in this Agreement.

86.	This Agreement will be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, save that (i) Schedules E and F attached hereto and (ii) in interpreting the provisions of this Agreement which are otherwise necessary to construe Schedules E and F attached hereto, shall in each case be governed and construed in accordance with English law.

87.	The parties hereto agree that this Agreement is an integral part of the transactions contemplated by, and forms part of, the PPA. For greater certainty, all references to “this Agreement” in the PPA are deemed to include the amendments and additional provisions set forth in this Agreement. Except as expressly amended in this Agreement, nothing in this Agreement derogates from any existing rights of the parties in the PPA including, for greater certainty, those set out in Part 8 of the PPA.

88.	This Agreement may be executed in counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

IVANHOE MINES LTD.

By:
Title: Vice President & Corporate Secretary

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By:
Title:

RIO TINTO SOUTH EAST ASIA LIMITED

By:
Title:

SCHEDULE A

DEFINITIONS

“2012 AGM” has the meaning set out in Section 29 hereof.

“Additional Subscribed Shares” has the meaning set out in Section 16 hereof.

“Additional Subscription Privilege” has the meaning set out in Section 4(f) hereof.

“ADSR Certificate” has the meaning set out in Section 55 hereof.

“ADSR Subscription Price” has the meaning set out in Section 55 hereof.

“Anti-Dilution Subscription Right” has the meaning set out in Section 55 hereof.

“Basic Subscription Privilege” has the meaning set out in Section 4(c) hereof.

“Bridge Facility” has the meaning set out in Section 24 hereof.

“Bridge Lender” has the meaning set out in Section 24 hereof.

“Bridge Funding Facility Documents” means the OT Bridge Funding Agreement, the General Security Agreement (as such term is defined in the OT Bridge Funding Agreement) and each standing and irrevocable direction delivered in connection with the OT Bridge Funding Agreement.

“Closing Date” means the later of April 24, 2012 and two (2) Business Days following the Exchange Approval Date, or such other date as may be agreed by Rio Tinto and Ivanhoe.

“Completion Fee Payment Date” has the meaning set out in Section 23 hereof.

“Completion Support Agreement” has the meaning set out in Section 22 hereof.

“Completion Support Agreement Fee” has the meaning set out in Section 23 hereof.

“Comprehensive Financing Plan” has the meaning set out in the Recitals.

“Continuing Covenants” has the meaning set out in Section 59(a) hereof.

“Definitive Bridge Funding Agreement” has the meaning set out in Schedule E attached hereto.

“Exchange Approval Date” means the date upon which Exchange Approval is obtained by Ivanhoe for the transactions contemplated by this Agreement and all conditions precedent thereto have been satisfied (other than Shareholder Approval if required).

“Excluded Taxes” means, with respect to Rio Tinto and other members of the Rio Tinto Group, (i) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which it is incorporated, or organised or in which its principal office is located, and (ii) any branch profits taxes or any similar tax imposed by any jurisdiction in which it is incorporated, or organised or in which its principal office is located.

i

“Existing Stock Options” means the 21,603,720 incentive stock options granted under Ivanhoe’s Employee’s and Director’s Equity Incentive Plan Amended and Restated on May 7, 2010 and outstanding on the Closing Date, as such options may be adjusted in accordance with the terms of such plan.

“Final Prospectus” has the meaning set out in Section 7(b) hereof.

“Governance Committee” has the meaning set out in Section 33(d) hereof.

“HoA” means the Heads of Agreement between Rio Tinto and Ivanhoe dated December 8, 2010, as amended.

“Incumbent Directors” has the meaning set out in Section 33(b) hereof.

“Incumbent Ivanhoe Subsidiary Management” has the meaning set out in Section 40(b) hereof.

“Incumbent Ivanhoe Subsidiary Manager” has the meaning set out in Section 40(b) hereof.

“Incumbent Senior Management” has the meaning set out in Section 40(a) hereof.

“Incumbent Senior Officer” has the meaning set out in Section 40(a) hereof.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Ivanhoe” has the meaning set out in the Recitals.

“Ivanhoe Board” has the meaning set out in the Recitals.

“Ivanhoe Directors’ Release” as the meaning set out in Section 34(b) hereof.

“Ivanhoe Management Release” as the meaning set out in Section 42(b) hereof.

“Ivanhoe Preferred Shares” means preferred shares without par value in the capital of Ivanhoe.

“Material Adverse Change” means a change, development, event or occurrence with respect to the business, condition (financial or otherwise), properties, assets, liabilities, operations or results of operations of Ivanhoe and its Subsidiaries, on a consolidated basis, that is, or would reasonably be expected to be, material and adverse to Ivanhoe and its subsidiaries, on a consolidated basis, other than a change primarily resulting from:

(i)	general political, economic or financial conditions outside of Mongolia or China;

(ii)	the state of securities markets;

(iii)	the mining industry in general;

(iv)	any change in the market price (other than a decrease in the market price to less than 125% of the NRO Subscription Price) or trading volume of Ivanhoe Shares;

(v)	the announcement or pendency of the New Rights Offering and the transactions contemplated by this Agreement;

(vi)	compliance with the Standby Commitment or New Rights Offering;

(vii)	actions by Rio Tinto;

(viii)	a change in accounting rules; or

(ix)	exchange rates.

ii

“misrepresentation” has the meaning ascribed to such term under Securities Laws;

“Name Change” has the meaning set out in Section 59(e)(i) hereof.

“New Directors” has the meaning set out in Section 35 hereof.

“New Ivanhoe CEO” has the meaning set out in Section 44 hereof.

“New Ivanhoe CFO” has the meaning set out in Section 44 hereof.

“New Ivanhoe Senior Management” has the meaning set out in Section 44 hereof.

“New Rights Offering” has the meaning set out in Section 3 hereof.

“New Rights Offering Disclosure” has the meaning set out in Section 8 hereof.

“NRO Closing Date” means the closing date for the New Rights Offering which will be the fifth (5th) Business Day following the NRO Expiry Date or such other date as may be agreed by Ivanhoe and Rio Tinto.

“NRO Expiry Date” means the expiry date for the New Rights Offering which will be no earlier than the twenty-first (21st) day and no later than the twenty-eighth (28th) day following the NRO Record Date.

“NRO Gross Proceeds” has the meaning set out in Section 4(a) hereof.

“NRO Record Date” means the record date for the New Rights Offering which will be the seventh (7th) Business Day following the date of the receipt for the Final Prospectus or such other date as may be agreed by Ivanhoe and Rio Tinto.

“NRO Rights” has the meaning set out in Section 3 hereof.

“NRO Subscription Price” has the meaning set out in Section 4(b) hereof.

“OT Bridge Funding Agreement” has the meaning set out in Section 24 hereof.

“OT Disclosure” has the meaning set out in Section 62 hereof.

“OT Project Financing” has the meaning set out in the Recitals.

“OT Project Financing Closing Date” means the date upon which Ivanhoe enters into an agreement with one or more OT Project Financing lenders to provide a sponsor debt service undertaking in respect of the OT Project Financing.

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made under the Completion Support Agreement or from the execution, delivery or enforcement of, or otherwise with respect to, the Completion Support Agreement.

“person” means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative.

“Power Plant” has the meaning set out in Section 48 hereof.

iii

“Preliminary Prospectus” has the meaning set out in Section 7(a) hereof.

“Previously Exercised Stock Options” means the incentive stock options granted under Ivanhoe’s Employee’s and Director’s Equity Incentive Plan Amended and Restated on May 7, 2010 and exercised prior to the Closing Date;

“Proxy Circular” has the meaning set out in Section 36(a) hereof.

“Qualified Holder” means a member of the Rio Tinto Group resident in Canada, the United States, the United Kingdom or Australia.

“Remaining Directors” has the meaning set out in Section 34(a) hereof.

“Rio Tinto” has meaning set out in the Recitals.

“Rio Tinto Directors’ Release” as the meaning set out in Section 34(a) hereof.

“Rio Tinto Funding Company” has the meaning set out in the Recitals.

“Rio Tinto Management Release” has the meaning set out in Section 42(a) hereof.

“Rio Tinto Supporter” has the meaning set out in Section 22 hereof.

“RMF Nominee” has the meaning set out in Section 37 hereof.

“Series D Warrant Certificate” has the meaning set out in Section 49 hereof.

“Series D Warrants” has the meaning set out in Section 49 hereof.

“Series D Warrant Subscription Price” has the meaning set out in Section 49 hereof.

“Shareholder Approval” has the meaning set out in Section 59(d)(iii) hereof.

“Standby Commitment” has the meaning set out in Section 11 hereof.

“Standby Commitment Fee” has the meaning set out in Section 15 hereof.

“Standby Shares” has the mean set out in Section 11 hereof.

“Support Termination Date” has the mean set out in Section 59(a) hereof.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

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SCHEDULE B

INTERPRETATION

The following rules shall be applied in interpreting this Agreement:

(a)	“this Agreement” means this Agreement, including the schedules and recitals hereto, as it may from time to time be supplemented, amended or modified and in effect; and the words “hereby”, “herein”, “hereto”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, subsection, clause, subclause, paragraph, subparagraph or other subdivision;

(b)	all references in this Agreement to designated “Articles”, “Sections”, “subsections”, “clauses”, “subclauses”, “paragraphs”, “subparagraphs” and other subdivisions are to the designated Articles, Sections, subsections, clauses, subclauses, paragraphs, subparagraphs and other subdivisions of this Agreement unless otherwise expressly provided;

(c)	the headings are for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(d)	where the context so admits, all references in this Agreement to the singular shall be construed to include the plural, the masculine to include the feminine and neuter gender and, where necessary, a body corporate, and vice versa;

(e)	the word “including”, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather such general statement, term or matter is to be construed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(f)	any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto and, unless otherwise expressly provided herein, includes a reference to all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed that has the effect of supplementing or superseding such statute or such regulation;

(g)	any reference to an agreement includes, unless otherwise expressly provided herein, a reference to all amendments and supplements thereto and in force from time to time;

(h)	all references to currency are deemed to mean lawful money of the United States of America (unless expressed to be in some other currency) and all amounts to be calculated or paid pursuant to this Agreement are to be calculated in lawful money of the United States of America and paid in immediately available funds;

(i)	any reference to an entity includes and is also a reference to any entity that is a successor to such entity;

(j)	in the event that any date on which an action is required to be taken hereunder is not a Business Day, such action will be required to be taken on the next succeeding day that is a Business Day;

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(k)	where any amount to be calculated pursuant to this Agreement is in Canadian dollars, such amount shall converted into U.S. dollars using the Bank of Canada noon rate of exchange on the applicable date; and

(l)	ignorance of the law shall not be a reasonable basis for a person to believe that his or her conduct was lawful under Sections 34 and 42 hereof.

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SCHEDULE C

IVANHOE PREFERRED SHARE TERMS

IVANHOE MINES LTD.

(the “Corporation”)

Preferred Shares, Series A

The rights, privileges, restrictions and conditions attaching to the preferred shares, Series A, are as follows:

1.	Participation upon Liquidation, Dissolution or Winding Up. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the preferred shares, Series A, will be entitled to receive from the assets of the Corporation the sum of the Preference Amount per share multiplied by the number of preferred shares held by them before any amount is paid or any assets of the Corporation are distributed to the holders of any common shares. After payment to the holders of the preferred shares, Series A, of the amount payable to them as above provided, the preferred shares, Series A, and common shares will rank equally as to priority of distribution and the holders of the preferred shares, Series A, will be entitled to participate pari passu with the holders of the common shares in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Any such further distribution will be made in equal amounts per share on all the preferred shares, Series A, and common shares at the time outstanding without preference or distinction. For purposes of this paragraph, the Preference Amount equals one cent ($0.01) divided by the number of preferred shares, Series A, issued and outstanding at the time of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

2.	Voting Rights. The holders of the preferred shares, Series A, will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation but will not be entitled to vote at any such meeting.

3.	Payment of Dividends. The holders of the preferred shares, Series A, will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. However, all dividends which the board of directors may determine to declare and pay in any financial year of the Corporation must be declared and paid in equal or equivalent amounts per share on all of the preferred shares, Series A, and common shares at the time outstanding without preference or distinction, except that the holders of the preferred shares, Series A, will also be entitled to receive as a dividend in priority to the holders of common shares the sum of the Preference Amount per share held by them. For purposes of this paragraph, the Preference Amount equals one cent ($0.01) divided by the number of preferred shares, Series A, issued and outstanding on the record date for the dividend.

4.	Redemption. The preferred shares, Series A, may not be redeemed by the Corporation.

5.	Conversion Privilege. Each issued preferred share, Series A, may at any time after its issuance be converted, without payment of additional consideration by the holder thereof and solely at the option of such holder, into a fully paid and non-assessable common shares on the basis of one common share for each preferred share, Series A (the “Series A Conversion Rate”) (as appropriately adjusted in accordance with Part 6). The conversion privilege herein provided for may be exercised by notice in writing given to the Corporation accompanied by a certificate or certificates representing the preferred shares, Series A, in respect of which the holder desires to exercise such right of conversion. Such notice will be signed by the holder of the preferred shares, Series A, in respect of which such right is being exercised and will specify the number of preferred shares, Series A, which the holder desires to have converted. Upon receipt of such notice the Corporation will issue certificates representing fully paid common shares upon the basis above prescribed and in accordance with the provisions hereof to the holder of the preferred shares, Series A, represented by the certificate or certificates accompanying such notice and pay to such holder cash in lieu of any fraction of a common share pursuant to Clause 8 below. If less than all of the preferred shares, Series A, represented by any certificate are to be converted, the holder will be entitled to receive a new certificate for the preferred shares, Series A, representing the shares comprised in the original certificate which are not to be converted.

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6.	Adjustment to Series A Conversion Rate.

(a)	The Series A Conversion Rate in effect at any time is subject to adjustment from time to time in the events and in the manner provided in this Part 6.

(b)	If, and whenever at any time after the issuance of preferred shares, Series A, the Corporation:

(i)	issues common shares or securities exchangeable for or convertible into common shares to all or substantially all the holders of the common shares as a stock dividend; or

(ii)	makes a distribution on its outstanding common shares payable in common shares or securities exchangeable for or convertible into common shares; or

(iii)	subdivides its outstanding common shares into a greater number of shares; or

(iv)	consolidates its outstanding common shares into a lesser number of shares;

(any of such events, a “Common Share Reorganization”), then the Series A Conversion Rate will be adjusted immediately after the effective date or record date, whichever is earlier, for the happening of a Common Share Reorganization. The holders of common shares are determined for the purpose of the Common Share Reorganization by multiplying the Series A Conversion Rate in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of common shares outstanding immediately after giving effect to such Common Share Reorganization and the denominator of which shall be the number of common shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into common shares are distributed, the number of common shares that would have been outstanding had all such securities been exchanged for or converted into common shares on such effective date or record date).

7.	Certificates for Adjustments. Whenever there is an adjustment or readjustment of the Series A Conversion Rate, the Corporation at its expense will promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of preferred shares, Series A, a certificate executed by two senior officers of the Corporation setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of preferred shares, Series A, furnish or cause to be furnished to such holder a like certificate setting forth:

(a)	such adjustments and readjustments;

(b)	the Series A Conversion Rate at the time in effect; and

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(c)	the number of common shares which at the time would be received upon the conversion of the preferred shares, Series A.

8.	Fractional Stock. No fractional common shares shall be issued upon the conversion of any preferred shares, Series A. All common shares (including fractions thereof) issuable upon conversion of more than one preferred share, Series A, by the holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional common shares. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a common share, the Corporation shall, in lieu of issuing any fractional common shares, pay the holder otherwise entitled to such fractional common share a sum in cash equal to the fractional amount multiplied by the volume weighted average price of common shares on the TSX on the five (5) trading days immediately before the date of conversion.

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SCHEDULE D

TERMS AND CONDITIONS OF COMPLETION SUPPORT AGREEMENT

In accordance with Section 22 of this Agreement, the Rio Tinto Supporter will provide to the OT Project Financing lenders with a guarantee of Ivanhoe’s sponsor debt service undertaking for the OT Project Financing. Any such debt guarantee by the Rio Tinto Supporter will require payment by Ivanhoe of a 2.5% per annum fee to the Rio Tinto Supporter in accordance with Section 23 of this Agreement with other terms being in line with the Rio Tinto Supporter’s customary terms or such other terms as the Rio Tinto Supporter may agree (acting reasonably).

If OT LLC faces a debt service shortfall, the Rio Tinto Supporter will, at its option, (i) subscribe for additional Ivanhoe equity, (ii) underwrite an Ivanhoe rights offering, (iii) provide debt financing (senior or subordinated) to OT LLC as may be agreed at the time with the OT Project Financing lenders and/or (iv) guarantee third party debt financing to OT LLC as may be agreed at the time with the OT Project Financing lenders, in each case in order to allow Ivanhoe or OT LLC (as the case may be) to pay the OT Project Financing lenders any amounts outstanding due to them under the terms of the OT Project Finance . Alternatively, the Rio Tinto Supporter may choose to repay the OT Project Financing lenders directly for any such amounts outstanding. The Rio Tinto Supporter will alone determine (x) whether to continue to pay such amounts outstanding or to repay the OT Project Financing; and (y) whether to call a political suspension or termination of Ivanhoe’s sponsor debt service undertaking.

Any such equity subscription will be priced at a 5% discount to the market price at the time of the subscription and any underwriting will be priced at a discount to the theoretical ex-rights price substantially equivalent to the previous Ivanhoe rights offering to which any member of the Rio Tinto Group participated.

Any such senior debt financing will be of the same maturity and attract interest and fees equivalent to those of the most expensive commercial bank element of the OT Project Financing, inclusive of any political risk insurance premium payable thereon, and will be subject to payment by Ivanhoe of an additional 2.5% per annum fee to the Rio Tinto Supporter (except to the extent such senior debt is already subject the payment of a 2.5% per annum fee in accordance with Section 23 of this Agreement).

Any such debt guarantee by the Rio Tinto Supporter will require payment by Ivanhoe of a 2.5% per annum fee to the Rio Tinto Supporter (except to the extent such guaranteed debt is already subject the payment of a 2.5% per annum fee in accordance with Section 23 of this Agreement).

Any such subordinated debt will attract interest and fees equivalent to those of the Interim Funding Facility, and will be subject to payment by Ivanhoe of an additional 2.5% per annum fee to the Rio Tinto Supporter (except to the extent such subordinated debt is already subject the payment of a 2.5% per annum fee in accordance with Section 23 of this Agreement).

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Schedule E

Terms and Conditions of OT Bridge Funding Agreement

1.	Interpretation

For purposes of these terms and conditions (these “Terms and Conditions”), including the representations and warranties of Ivanhoe set out in Appendix 1 hereto:

(a)	the terms “Debt”, “Environmental Claims”, “Environmental Laws”, “Material Subsidiary”, “Non-Material Subsidiary” and “Taxes”, will have the meanings given to them in the credit agreement dated October 24, 2007, between Ivanhoe and Rio Tinto (the “Credit Agreement”) as amended prior to its termination, mutatis mutandis (including, for greater certainty, that references in the Credit Agreement to the “Borrower” will be read as references to Ivanhoe and references in the Credit Agreement to the “OT Subsidiary” will be read as references to OT LLC), and any other capitalised terms embedded within the definitions of such terms will have the meanings given to them pursuant to the Credit Agreement;

(b)	the terms “Affiliate”, “Canadian Securities Laws”, “Constating Documents”, “Encumbrance”, “Existing Licenses”, “Ivanhoe Change of Control”, “Ivanhoe Continuous Disclosure Documents”, “Governmental Authorities”, “Ivanhoe Shares”, “NASDAQ”, “NYSE”, “Operations”, “OT Project”, “Prohibited Payment”, “Rio Tinto Group”, “Securities Laws”, “Subsidiary”, “Technical Committee”, “TSX” and “U.S. Exchange Act”, and any other capitalised terms embedded within the definitions of such terms, will have the meanings given to them in the PPA;

(c)	“ABCP Indebtedness” means indebtedness of Ivanhoe as at March 31, 2012 to HSBC Bank Canada in the principal amounts of CDN$2,066,876.68 and US$3,677,590.83 and indebtedness of Ivanhoe as at March 31, 2012 to Bank of Montreal in the principal amount of CDN$40,000,000, under each of which the recourse of such lender is limited solely to Ivanhoe’s asset-backed commercial paper investments and not to any other assets of Ivanhoe;

(d)	“ACAA” has the meaning given to such term in Section 5(d)(i);

(e)	“Availability Period” means the period from and including the Effective Date to and excluding the date which is the earlier of the (x) the Maturity Date and (y) the date on which the maximum amount of the Bridge Facility has been disbursed to Ivanhoe under the terms of the OT Bridge Funding Agreement;

(f)	“Breakage Costs” means the amount (if any) by which:

(i)	the interest which the Lender should have received for any amount of principal received under the Bridge Facility on any day other than a Payment Date, had that amount of principal been received on the then next occurring Payment Date exceeds

(ii)	the amount which that Lender would be able to obtain by placing an amount equal to the relevant principal amount on deposit with a leading bank in the London interbank market for a period starting on the Business Day following receipt and ending on the then next occurring Payment Date.

(g)	“Bridge Facility” has the meaning given to such term in Section 4(b);

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(h)	“Bridge Funding Facility Documents” means, collectively, the OT Bridge Funding Agreement, the General Security Agreement and each standing and irrevocable direction delivered in connection with the OT Bridge Funding Agreement;

(i)	“Closing Date” has the meaning given to such term in the MOA;

(j)	“Commitment Fee” has the meaning given to such term in Section 10(a);

(k)	“Commitment Fee Amount” means (x) on or before the Initial Maturity Date, an amount equal to 35% of the Margin or (y) after the Initial Maturity Date, if the Bridge Facility is extended pursuant to Section 7(c) hereof, an amount equal to 40% of the Margin;

(l)	“Disclosed Encumbrances” means the Encumbrances set out in Appendix 2 hereto;

(m)	“Distributed OT Cash Flow” means, in respect of any period, any cash or cash equivalents that are paid or otherwise transferred (or which save for the provisions of the standing payment directions provided by OT LLC to the Rio Tinto Manager would have been paid) during such period from OT LLC:

(i)	to or for the account of Ivanhoe or any of its Subsidiaries; or

(ii)	to any member of the Rio Tinto Group (or any third party to which the Lender’s rights under the OT Bridge Funding Agreement may be assigned as permitted hereby) at the direction of Ivanhoe or any of its Subsidiaries in satisfaction of amounts otherwise transferable to Ivanhoe or any of its Subsidiaries, including for greater certainty (A) any amounts paid or transferred as repayments of shareholder loans, payments on redemption of shares or cash dividends, (B) cash distributions (but not accruals) on account of the Management Services Payment (it being acknowledged that Ivanhoe and Rio Tinto have agreed that the Management Services Payment may be accrued by OT LLC until the Commencement of Production), and (C) any other amounts paid or transferred to or for the account of Ivanhoe, any of its Subsidiaries, any such member of the Rio Tinto Group or any such third party as foresaid with funds deriving in any manner whatsoever from the OT Project;

(n)	“Drawdown Conditions” means, at the time of each advance under the OT Bridge Funding Agreement, each of the following conditions exists: (i) there is no availability of funds under the Interim Funding Facility (or if there is availability of funds under the Interim Funding Facility, the amount available under the OT Interim Funding Agreement is insufficient to meet the applicable Funding Call Deficiency in full), (ii) after the payment of all fees to members of the Rio Tinto Group due and owing at the date of such advance, Ivanhoe has no remaining or other sources of funds at the time of such advance other than US $100,000,000 in the aggregate and (iii) there are undrawn funds under the Bridge Facility;

(o)	“Effective Date” means the date on which the Lender notifies Ivanhoe that all of the conditions precedent in Section 6(a) have been satisfied or waived;

(p)	“Expropriation Event” has the meaning given to such term in Section 15(l)(i);

(q)	“Extended Maturity Date” has the meaning given to such term in Section 7(c);

(r)	“Extension Fee” has the meaning given to such term in Section 7(f);

(s)	“Front End Fee” has the meaning given to such term in Section 10(b);

(t)	“General Security Agreement” means the general security agreement between Ivanhoe and the Lender to be entered into prior to the first advance of funds to Ivanhoe being made under the Bridge Facility, in substantially the form attached as Appendix 4 hereto;

(u)	“Heads of Agreement” means a heads of agreement dated as of December 8, 2010 between Ivanhoe and Rio Tinto International Holdings Limited, as amended and as such agreement may be further amended, supplemented or restated in accordance with the terms thereof from time to time;

(v)	“Initial Maturity Date” means the date that is 364 days after the Closing Date;

(w)	“Interim Funding Facility” means the non-revolving interim funding facility provided to Ivanhoe by RTSEA pursuant to the terms of the OT Interim Funding Agreement;

(x)	“Interim Funding Facility Documents” has the meaning given to the term “Facility Documents” in the OT Interim Funding Agreement;

(y)	“Ivanhoe” means Ivanhoe Mines Ltd.;

(z)	“Ivanhoe Holdcos” means, collectively, any of Ivanhoe Mines Delaware Holdings, LLC (“Delaware Holdings”), Ivanhoe Mines Aruba Holdings LLC A.V.V., OT BVI, Ivanhoe OT Mines Ltd. (“OT Mines”), Turquoise Hill Netherlands Coöperatief U.A., OT NBV, Movele S.à.r.l., Turquoise Hill Luxembourg-Ivanhoe Mines Ltd., Luxembourg Branch, and any other Ivanhoe Subsidiary through which Ivanhoe directly or indirectly owns a beneficial interest in OT LLC or through which Ivanhoe directly or indirectly provides funding to OT LLC;

(aa)	“LIBOR Rate” means in relation to any period, the rate per annum at which deposits in US Dollars are offered in the London interbank market for a term comparable to such period, quoted as the Official BBA LIBOR Fixing for such term conducted by the British Bankers’ Association at or about 11 a.m. (London time) on the second business day in London prior to the first day of such period, and accessed through the appropriate Bloomberg page (or such other page as may replace such page on such service or system, or on another service or system designated by the British Bankers’ Association for the purpose of displaying the rates (expressed to five decimal places) at which dollar deposits are offered by leading banks in the London interbank market), provided that if no rate is quoted as the Official BBA LIBOR Fixing for such term conducted by the British Bankers’ Association for such period, there shall be taken instead the arithmetic mean of the rates quoted to the Lender by three leading banks selected by the Lender in the London interbank market, at or about 11 a.m. (London time) two business days in London before the first day of such period for the making of deposits in US Dollars for a term comparable to such period, provided further that if no rate is quoted to the Lender by three leading banks selected by the Lender in the London interbank market, the LIBOR Rate shall be determined by the Lender acting reasonably;

(bb)	“Margin” means 500 basis points;

(cc)	“Material Adverse Effect” means, in the sole opinion of the Lender, acting reasonably, the effect of any event or circumstance which is or is likely to be materially (i) adverse to the ability of Ivanhoe or any of its Material Subsidiaries to perform or comply with its obligations under any of the Transaction Documents, (ii) prejudicial to the business, operations or financial condition of Ivanhoe, or of the Material Subsidiaries (other than SGR and its Subsidiaries) taken as a whole, or (iii) adverse to the ability of Ivanhoe or any of its Material Subsidiaries (other than SGR and its Subsidiaries), or the Rio Tinto Manager, to develop and operate the OT Project in accordance with the most recent plan and budget for the OT Project approved from time to time by the Technical Committee and the board of directors of OT LLC;

(dd)	“Maturity Date” means the earlier of (i) the Initial Maturity Date or, if such Initial Maturity Date is extended in accordance with Section 7(c) hereof, the Extended Maturity Date; (ii) the date on which all of the conditions precedent to the first drawdown under the OT Project Financing have been satisfied or waived; and (iii) the date on which the entire outstanding principal balance of the Bridge Facility, together with all unpaid interest, fees, charges and costs become due and payable under the OT Bridge Funding Agreement;

(ee)	“MOA” means the memorandum of agreement dated April 17, 2012 among Ivanhoe, Rio Tinto International Holdings Limited and RTSEA pursuant to which, inter alia, the Rio Tinto Group has agreed to provide additional financial support to Ivanhoe in order to ensure the continued funding and timely development of the OT Project;

(ff)	“New Rights Offering” has the meaning given to such term in the MOA;

(gg)	“Offshore Accounts” has the meaning given to such term in Section 11(a) and each such account, an “Offshore Account”.

(hh)	“OT Bridge Funding Agreement” means (x) from and after the date of the MOA and prior to the execution of a Definitive Bridge Funding Agreement (as defined in item (y)), these Terms and Conditions and (y) upon and following the execution of a definitive credit agreement for the Bridge Facility contemplated by Section 25 of the MOA substantially reflecting the Terms and Conditions hereof and in form and substance satisfactory to the Lender (the “Definitive Bridge Funding Agreement”), such Definitive Bridge Funding Agreement;

(ii)	“OT Interim Funding Agreement” means the terms and conditions set out in Schedule D of the Heads of Agreement;

(jj)	“OT Project Financing” has the meaning given to such term in the MOA;

(kk)	“OT Shareholders Agreement” means the amended and restated shareholders’ agreement between OT LLC, OT BVI, OT NBV and Erdenes dated as of June 8, 2011;

(ll)	“Payment Date” has the meaning given to such term in Section 8(c);

(mm)	“Permitted Debt” means (i) Debt under the OT Interim Funding Agreement; (ii) Debt under the OT Bridge Funding Agreement; (iii) Debt of Material Subsidiaries (other than SGR and its Subsidiaries) in favour of the parties and in the amounts specified in Appendix 3 hereto as such Appendix may be revised from time to time with the consent of the Lender; (iv) the ABCP Indebtedness; (v) guarantees granted by Ivanhoe in relation to any Debt of Material Subsidiaries (other than SGR and its Subsidiaries) in favour of the parties and in the amounts specified in Appendix 3 hereto as such Appendix may be revised from time to time with the consent of the Lender; (vi) any parent guarantee or letter of credit issued after the date hereof by or for the account of Ivanhoe in favour of a third party to secure a contractual obligation (other than an obligation to repay borrowed money) of a Material Subsidiary (other than SGR and its Subsidiaries) to such third party in furtherance of the plan and budget then in effect from time to time for the OT Project; (vii) any parent guarantee granted by Ivanhoe in the ordinary course of business in relation to any Subsidiary (other than SGR and its Subsidiaries) for business related office equipment leases, including photocopiers, office furniture and computers; (viii) Debt of Ivanhoe for business related office equipment leases, including photocopiers, office furniture and computers; (ix) Debt (other than in respect of the OT Project Financing) secured by Permitted Encumbrances; (x) Debt existing on the date hereof secured by Disclosed Encumbrances; (xi) Debt in respect of the OT Project Financing (“OT Project Financing Permitted Debt”) provided that such OT Project Financing will permit Ivanhoe to fully comply with its obligations under Section 9(g) hereof, failing which compliance such Debt will not be Permitted Debt and will be deemed never to have been Permitted Debt; and (xii) Debt which constitutes Additional Funding (as defined in Schedule E to the Heads of Agreement);

(nn)	“Permitted Encumbrance” means at any time and from time to time:

(i)	undetermined or inchoate Encumbrances incidental to construction, maintenance or operations which have not at the time been filed pursuant to law;

(ii)	the Encumbrance of taxes and assessments for the then current year, the Encumbrance for taxes and assessments not at the time overdue and Encumbrances securing worker’s compensation assessments which are not overdue;

(iii)	cash or governmental obligations deposited in the ordinary course of business in connection with contracts, bids, tenders or to secure worker’s compensation, unemployment insurance, surety or appeal bonds, costs of litigation, when required by law, public and statutory obligations, Encumbrances or claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar Encumbrances;

(iv)	security given in the ordinary course of business to a public utility or any Governmental Authority when required by such utility or Governmental Authority in connection with the ordinary course of the business of the OT Project;

(v)	easements, rights of way and servitudes in existence at the date hereof and future easements, rights of way and servitudes which in the reasonable opinion of the Rio Tinto will not in the aggregate materially impair the use of real property concerned for the purpose for which it is held or used by Ivanhoe or its Subsidiaries;

(vi)	all rights reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant or permit held by Ivanhoe or its Subsidiaries or by any statutory provision to terminate any such lease, licence, franchise grant or permit or to require annual or periodic payments as a condition of the continuance thereof or to distrain against or to obtain a Encumbrance on any property or assets of Ivanhoe or its Subsidiaries in the event of failure to make such annual or other periodic payments;

(vii)	security given in respect of the Interim Funding Facility;

(viii)	security given in respect of the Bridge Facility (including the Encumbrances constituted by or pursuant to the General Security Agreement);

(ix)	security given in respect of the OT Project Financing if and for so long as the debt in respect of the OT Project Financing constitutes Permitted Debt, as defined in Schedule D attached to the Heads of Agreement for purposes of the OT Interim Funding Agreement, failing which such Encumbrances will cease to be, and will be deemed never to have been, Permitted Encumbrances;

(x)	solely for purposes of Section 71 of the Heads of Agreement, security given in respect of the OT Project Financing or any Additional Funding (as defined in Schedule E to the Heads of Agreement);

(xi)	the Encumbrances constituted by or pursuant to the General Security Agreement (as defined in OT Interim Funding Agreement);

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(xii)	the Disclosed Encumbrances (as defined in Schedule D to the Heads of Agreement);

(xiii)	the Disclosed Encumbrances set out in Appendix 2;

(xiv)	the ABCP Encumbrances; and

(xv)	such other Encumbrances as may from time to time be consented to in writing by Rio Tinto and the Lender

(oo)	“Political Risk Event” has the meaning given to such term in Section 15(l)(ii);

(pp)	“PPA” means the private placement agreement dated October 18, 2006 between Ivanhoe and Rio Tinto International Holdings Limited, as amended, supplemented or restated in accordance with the terms thereof from time to time;

(qq)	“Prepayment Shortfall” has the meaning given to such term in Section 9(g);

(rr)	“RTSEA” means Rio Tinto South East Asia Limited.

(ss)	“SGR” means SouthGobi Resources Ltd.

(tt)	“Structuring Fee” has the meaning given to such term in Section 10(c);

(uu)	“Transaction Documents” means the Bridge Funding Facility Documents, the Heads of Agreement, the MOA, the Final Documentation, the Interim Funding Facility Documents, the Anti-Dilution Subscription Rights certificate, the PPA, the ACAA, the Series D Warrant certificates, the OT Investment Agreement and the OT Shareholders Agreement.

All other capitalized terms not otherwise defined herein will have the meanings given to them in the Heads of Agreement and the MOA, as applicable, provided that references herein to any of the Final Documentation will be subject to Section 92(a) of the Heads of Agreement. The Appendices attached hereto form part of these Terms and Conditions and are an integral part hereof. Other than as used in Appendix 4 and Appendix 7 hereof, the terms “herein”, “hereof”, “hereunder” and similar expressions refer to these Terms and Conditions and not to any particular Section, Appendix or other portion hereof. The inclusion of reference to Permitted Encumbrances in any Transaction Document is not intended, unless expressly agreed otherwise, to subordinate and will not subordinate any encumbrance created by the General Security Agreement to any Permitted Encumbrance.

2.	Heads of Agreement

Sections 44 to 49 of Heads of Agreement shall apply to each drawdown request under the Bridge Facility.

3.	Parties

(a)	Lender: RTSEA or another member of the Rio Tinto Group to be designated by Rio Tinto (the “Lender”)

and which accedes to the OT Bridge Funding Agreement.

(b)	Borrower: Ivanhoe or a Subsidiary thereof to be designated by Rio Tinto and which accedes to the OT Bridge Funding Agreement.

(c)	All references to the Rio Tinto Funding Company contained in the Heads of Agreement shall, for the purposes of the OT Bridge Funding Agreement, be deemed to be references to the Lender and the Lender shall, for the purposes of the Heads of Agreement as it terms relate to the OT Bridge Funding Agreement, be entitled to any and all rights and shall be solely responsible for the fulfilment of all obligations of the Rio Tinto Funding Company under the Heads of Agreement to the same extent and with the same force and effect as if the Lender had originally been an additional party to the Heads of Agreement.

(d)	In so far as the same relate or are deemed to relate to the OT Bridge Funding Agreement, the Lender undertakes to perform the obligations expressed in the Heads of Agreement to be performed by the Rio Tinto Funding Company and agrees that it shall be bound by all provisions of the Heads of Agreement to the same extent and with the same force and effect as if the Lender had originally been an additional party to the Heads of Agreement in the capacity as the Rio Tinto Funding Company.

(e)	Ivanhoe and Rio Tinto agree that if a Subsidiary of Ivanhoe is designated as the borrower, the terms of the OT Bridge Funding Agreement (and, if required, the terms of the other Transaction Documents) shall be modified as required (and in form and substance satisfactory to Rio Tinto and the Lender) to address such designation and such modifications shall be reflected in the Definitive Bridge Funding Agreement.

4.	Bridge Funding Facility

(a)	Ivanhoe and Rio Tinto have agreed in the Heads of Agreement to act together diligently and in good faith to negotiate the OT Project Financing and acknowledged that it is their goal to have the OT Project Financing in place before December 31, 2012. The parties agree that the Bridge Facility is intended to provide OT LLC with necessary bridge funding subject to the terms and conditions set forth in the OT Bridge Funding Agreement for the development of the OT Project until the OT Project Financing becomes available.

(b)	The Lender will make available to Ivanhoe a credit facility of up to US$1.5 billion, subject to the terms and conditions set forth in the OT Bridge Funding Agreement and subject to adjustment in accordance with Section 9(a) and Section 9(e) hereof (the “Bridge Facility”).

(c)	Ivanhoe will, and may only, request drawdowns under the Bridge Facility in accordance with Section 47 or Section 49 of the Heads of Agreement to fund a Funding Call Deficiency, provided that the amount of any drawdown that may be requested by Ivanhoe will not be less than $50 million.

(d)	The obligations of Ivanhoe under the Bridge Facility will be secured by a security interest in all of Ivanhoe’s present and after-acquired personal property and certain other security. Prior to the first advance of funds to Ivanhoe being made under the Bridge Facility, the Lender and Ivanhoe will enter into the General Security Agreement.

(e)	Except as set out under Section 9(f) below, the Bridge Funding Facility will be non-revolving.

(f)	Assignment:

(i)	The Lender may, without the prior consent of Ivanhoe, assign any of its rights and obligations under the OT Bridge Funding Agreement (and, in the case of sub-clause (A) below, the General Security Agreement in connection therewith) to:

A.	any other member of the Rio Tinto Group; or

B.	any bank identified in Appendix 5 hereto or any entity which results from a business combination of any two or more of the banks identified in Appendix 5 hereto (a “Financial Institution”), provided that in either case such assignment will not result in an increase in Ivanhoe’s net after-tax cost of borrowing under the Bridge Facility. The Lender may, with the prior written consent of Ivanhoe, which will not be unreasonably withheld, assign its rights and obligations under the OT Bridge Funding Agreement to a person which is not a member of the Rio Tinto Group or a Financial Institution, provided that the parties agree that it will be reasonable for Ivanhoe to withhold such consent if such assignment will result in an increase in Ivanhoe’s net after-tax cost of borrowing under the Bridge Facility.

(ii)	Upon any assignment under Section 4(f)(i) hereof to a person other than a member of Rio Tinto Group, the General Security Agreement will thereby terminate and be of no further force and effect and the Lender will release and discharge the security interests granted thereunder.

(iii)	Ivanhoe may not assign any of its rights or obligations under the Bridge Funding Facility Documents.

5.	Use of Proceeds and Funding Procedure

(a)	All advances made under the Bridge Facility will be used solely to fund expenditures in respect of Operations which, for greater certainty, will include interest (grossed up for any applicable withholding taxes in accordance with Section 8(j)) and fees payable under the OT Bridge Funding Agreement, interest (grossed up for any applicable withholding taxes) and fees payable under the OT Interim Funding Agreement and other fees and expenses directly related to the OT Project as provided by the OT Bridge Funding Agreement.

(b)	Notwithstanding Section 5(a) of the Bridge Facility, Ivanhoe may, at its option, include in any Funding Request a request for an additional amount of funding (up to an aggregate amount of $6,000,000 under all Funding Requests delivered) in respect of the applicable tax that is payable by Oyu Tolgoi Netherlands B.V. to the Dutch Tax and Customs Administration (“Belastingdienst” as named in the Dutch language) from time to time as a direct result of the proposed conversion of the Class A Preferred Shares in the capital of OT LLC currently held by Oyu Tolgoi Netherlands B.V. and the issue to Oyu Tolgoi Netherlands B.V. of interest bearing lending certificates in their place.

(c)	By no later than 10 Business Days prior to the end of the month in which a Funding Request referred to in Section 5(b) is delivered, Ivanhoe shall provide each of Rio Tinto and the Lender with evidence satisfactory to each of Rio Tinto and the Lender, acting reasonably, of any written demand issued by the Belastingdienst for payment of the tax referred to in Section 5(b). Ivanhoe shall also provide each of Rio Tinto and the Lender with evidence satisfactory to each of Rio Tinto and the Lender, acting reasonably, within three (3) Business Days following such evidence becoming available to Ivanhoe, that Oyu Tolgoi Netherlands B.V. has duly paid the applicable taxes referred to in Section 5(b).

(d)	Subject to Sections 5(e), 5(f) and 5(h) hereof, for each advance made under the Bridge Facility:

(i)	Ivanhoe will cause the amount of such advance to be made available, directly or indirectly via one or more of the Ivanhoe Holdcos (each, a “Funding Holdco”), to OT LLC by means of one or more loans or other flow of funds in accordance with Section 9 of the Acknowledgement, Consent and Amending Agreement between Ivanhoe, Rio Tinto and others dated October 6, 2009 (as such agreement may be amended in accordance with the terms thereof, the “ACAA”) and the OT Shareholders Agreement; and

(ii)	subject to any changes agreed to between Ivanhoe and the Lender as a result of the consultation process described under the heading “OT Project Financing” in the MOA and Section 5(g) hereof, pursuant to one or more payment directions (which may be standing payment directions) from Ivanhoe and each of the Funding Holdcos, the Lender will be instructed to, and will, pay the amount of such advance directly to the Rio Tinto Manager or as it may direct.

Ivanhoe will in good faith consult with, and give due consideration to the views of, the Lender as to the means by which such proceeds will be made available to OT LLC in accordance with Section 9 of the ACAA and the OT Shareholders Agreement.

(e)	Notwithstanding Section 5(d)(i) hereof, to the extent that an advance requested by Ivanhoe under the OT Bridge Funding Agreement (x) includes funds that are to be utilised for purposes of paying applicable withholding tax on payments of interest in accordance with Section 8(j), or (y) includes funds that are to be utilised for the purposes of paying any accumulated interest on the funds identified in the foregoing clause (x), then, in each case, the funds will be provided directly to Ivanhoe and will not be required to be made available to OT LLC.

(f)	Notwithstanding Section 5(d)(i) hereof, to the extent that an advance requested by Ivanhoe under the Bridge Facility includes funds which are to be utilized to pay or reimburse Ivanhoe for any interest payable by Ivanhoe under the OT Bridge Funding Agreement or to pay or reimburse Ivanhoe for its payment of the Front End Fee, the Structuring Fee, the Extension Fee or to fund any past or future Commitment Fee payment required to be made under Section 10 of the Bridge Facility (or any portion of any of them), such funds will be provided directly to Ivanhoe and will not be required to be made available to OT LLC.

(g)	Notwithstanding Section 47 of the Heads of Agreement and Section 5(d)(ii) of the Bridge Facility, but subject to Section 5(b)(i), for each advance made under the Bridge Facility, the Lender and Ivanhoe may mutually agree to alternate means by which such proceeds may be made available to OT LLC, including without limitation the flow of funds through designated bank accounts and in a manner agreed to by the parties.

(h)	Notwithstanding Section 5(d)(i) hereof, to the extent that a Funding Request is delivered which included a request for an additional amount of funding referred to in Section 5(b), then any funds provided under the Bridge Facility representing the applicable tax that is payable by Oyu Tolgoi Netherlands B.V. to the Belastingdienst will be provided directly to Ivanhoe (acting on behalf of Oyu Tolgoi Netherlands B.V.) and will not be required to be made available to OT LLC.

6.	Conditions Precedent

(a)	The effectiveness of the OT Bridge Funding Agreement and the obligation of the Lender to make the initial advance of funds to Ivanhoe under the Bridge Facility will be subject to and conditional upon each of the following conditions being satisfied (to the satisfaction of the Lender acting reasonably):

(i)	the Closing Date has occurred provided that if a condition precedent of the Exchange Approval is Shareholder Approval, such Shareholder Approval shall have been obtained;

(ii)	the New Directors (as such term is defined in the MOA) have been elected or appointed in accordance with the MOA;

(iii)	the New Ivanhoe Senior Management (as such term is defined in the MOA) has been appointed in accordance with the MOA;

(iv)	the Lender will have received, or be deemed to have received, a Funding Request evidencing a Funding Call Deficiency

(v)	the Lender will have been provided with copies of the constitutional documents of Ivanhoe and each of the Ivanhoe Holdcos, in each case certified by a senior officer thereof, together with evidence that all necessary corporate authorizations have been obtained by Ivanhoe, each Funding Holdco and OT LLC with respect to the transactions contemplated by the Bridge Funding Facility Documents;

(vi)	the Lender will have been provided with copies of the most recent quarterly financial statements of (x) each of Ivanhoe and OT LLC, prepared in accordance with GAAP, that present fairly their respective financial positions, and (y) each of the Ivanhoe Holdcos that present fairly their respective financial positions;

(vii)	the Lender will have been provided with a certificate from Ivanhoe, and each of the Ivanhoe Holdcos signed by a senior officer thereof, as to the incumbency of natural persons authorized to execute and deliver the Bridge Funding Facility Documents to which it is a party and any instruments or agreements required hereunder or thereunder to which such entity is a party;

(viii)	Ivanhoe will have executed and delivered each of the Bridge Funding Facility Documents (each in form and substance satisfactory to the Lender) to which it is a party, the General Security Agreement will be in full force and effect, and Ivanhoe will provide evidence that registrations under applicable personal property security legislation will have been made and are in effect in British Columbia and the Yukon where such registrations are necessary, in the reasonable opinion of the Lender, to preserve, protect or perfect the security interests created by the General Security Agreement;

(ix)	all material consents, waivers, permits, orders and approvals of all Governmental Authorities, and all consents, waivers and approvals of other third parties, which are necessary to be obtained in connection with, or in order to permit, the transactions contemplated by the Bridge Funding Facility Documents will have been obtained or received on terms and conditions satisfactory to the Lender, acting reasonably;

(x)	Ivanhoe shall have certified that no event or circumstance giving rise to a Material Adverse Effect will have occurred;

(xi)	Ivanhoe shall have certified that no event will have occurred and be continuing which constitutes an Event of Default or which, with the giving of notice or the lapse of time, or both, would constitute an Event of Default;

(xii)	Ivanhoe shall have certified that the representations and warranties set forth in Appendix 1 hereto will be true and correct;

(xiii)	the Offshore Accounts provided for in Section 11 hereof will have been established and the insurance arrangements contemplated by Section 12 hereof will be in full force and effect;

(xiv)	the Lender will have received legal opinions from counsel to Ivanhoe and each Material Subsidiary (other than SGR and its Subsidiaries) addressed to Rio Tinto and the Lender, in form and substance acceptable to the Lender, acting reasonably, regarding those matters set out in Appendix 6 hereto (other than item 3 Part (ii));

x

(xv)	the Front End Fee will have been paid in full on the Closing Date and all other fees due and payable to the Lender under the OT Bridge Funding Agreement on or prior to the date of the initial advance (including, without limitation, the Structuring Fee) shall have been paid in full or will be paid in full simultaneously with the making of the initial advance;

(xvi)	the Lender shall be satisfied that each Drawdown Condition has been satisfied;

(xvii)	Ivanhoe will be in compliance with its obligations pursuant to Section 14(t) hereof; and

(xviii)	the OT Project Financing will not have become available by virtue of either (x) binding definitive loan agreements having not been entered into with the project lenders, or (y) binding definitive loan agreements having been entered into with the project lenders but the conditions precedent to the first drawdown thereunder having not all been satisfied or waived in accordance with the terms thereof;

whereupon the Lender will advance to Ivanhoe an amount equal to the lesser of such Funding Call Deficiency (as calculated in accordance with the Funding Request) and the undrawn principal amount under the Bridge Facility (as adjusted in accordance with Section 9 hereof).

(b)	The obligation of the Lender to make further advances of funds to Ivanhoe under the Bridge Facility during the Availability Period will be subject to and conditional upon each of the following conditions being satisfied (to the satisfaction of the Lender acting reasonably unless expressly provided otherwise herein) prior to each such proposed advance of funds:

(i)	the Lender will have received, or be deemed to have received, a Funding Request evidencing a Funding Call Deficiency;

(ii)	the Lender will have been provided with a copy of the constitutional documents of each Funding Holdco through which such funds will flow and with which the Lender has not previously been provided pursuant to Section 6(a)(v) hereof, together with evidence that all necessary corporate authorizations have been obtained by such Funding Holdco with respect to the transactions contemplated by the Bridge Funding Facility Documents;

(iii)	the Lender will have been provided with a copy of the most recent quarterly financial statements of each Funding Holdco through which funds will flow and with which the Lender has not been previously provided pursuant to Section 5(a)(vi) that present fairly its financial position;

(iv)	Ivanhoe shall have certified that no event or circumstance giving rise to a Material Adverse Effect will have occurred;

(v)	Ivanhoe shall have certified that no event will have occurred and is continuing which constitutes an Event of Default or which, with the giving of notice or the lapse of time, or both, would constitute an Event of Default and that no Event of Default will result directly or indirectly from the applicable advance of funds to Ivanhoe;

(vi)	Ivanhoe shall have certified that each representation and warranty set forth in Appendix 1 shall be true and correct;

(vii)	the General Security Agreement will be in full force and effect and Ivanhoe will provide evidence that registrations under applicable personal property security legislation will have been made and are in effect in British Columbia and the Yukon where such registrations are necessary, in the reasonable opinion of the Lender, to preserve, protect or perfect the security interests created by the General Security Agreement;

(viii)	the Lender shall be satisfied that each Drawdown Condition has been satisfied;

(ix)	the Lender will have received copies of the financial statements of each of Ivanhoe, OT LLC and each of the Ivanhoe Holdcos required to be delivered pursuant to Section 14(w);

(x)	the Lender will have received payment in full of all fees due and payable to Lender under the OT Bridge Funding Agreement on or prior to the date of such advance including for greater certainty but without limitation the Commitment Fee and any Extension Fee;

(xi)	the OT Project Financing will not have become available by virtue of either (x) binding definitive loan agreements having not been entered into with the project lenders, or (y) binding definitive loan agreements having been entered into with the project lenders but the conditions precedent to the first drawdown thereunder having not all been satisfied or waived in accordance with the terms thereof; and

(xii)	if the Definitive Bridge Funding Agreement has been entered into subsequent to the satisfaction of the conditions precedent set out in Section 6(a), the Lender will have received an opinion from English counsel to Ivanhoe addressed to Rio Tinto and the Lender, in form and substance acceptable to the Lender, acting reasonably, regarding those matters set out in Item A(3)(ii) in Appendix 6 hereto prior to any further advance of funds to Ivanhoe under the Bridge Facility;

whereupon the Lender will advance to Ivanhoe an amount equal to the lesser of such Funding Call Deficiency and the undrawn principal amount under the Bridge Facility (as adjusted in accordance with Section 9 hereof).

7.	Availability Period and Maturity Date

(a)	Drawdowns under the Bridge Facility will be available from the Effective Date until the expiration of the Availability Period (subject to the prior satisfaction of the conditions precedent in Section 6(a) hereof in the case of the initial drawdown and subject to the prior satisfaction of the conditions precedent in Section 6(b) hereof in the case of each drawdown subsequent to the initial drawdown). No drawdowns under the Bridge Facility may be made following the end of the Availability Period, notwithstanding that the Bridge Facility may not have been fully drawn by such time.

(b)	The Bridge Facility will mature and be cancelled on the Maturity Date, and all principal, interest and other amounts under the OT Bridge Funding Agreement will be finally due and payable, on such Maturity Date (subject to any provision hereof requiring Ivanhoe to repay the Bridge Facility in full prior to such date).

(c)	Subject to any provision hereof requiring Ivanhoe to repay the Bridge Facility in full prior to the Initial Maturity Date, the commitment of the Lender under the Bridge Facility will expire on the Initial Maturity Date unless extended by the Lender in its sole discretion following the written request of Ivanhoe (the “Extension Request”) to the Lender on or before a date which is 90 days prior to the Initial Maturity Date. The Lender shall advise Ivanhoe in writing on or before a date that is 60 days prior to the Initial Maturity Date whether it has accepted or declined Ivanhoe’s Extension Request. If the Lender advises Ivanhoe that the Lender has declined the Extension Request, the Bridge Facility shall be repaid in full and cancelled on the Initial Maturity Date. If the Lender advises Ivanhoe that the Lender has accepted the Extension Request, then subject to Section 7(f) hereof, the term of the Bridge Facility shall be extended to the date that is 364 days after the Initial Maturity Date (the “Extended Maturity Date”). If the Lender does not respond to an Extension Request prior to the Initial Maturity Date, the Lender shall be deemed to have declined the request and the Bridge Facility shall, subject to any provision hereof requiring Ivanhoe to repay the Bridge Facility in full prior to such date, be repaid in full and cancelled on the Initial Maturity Date.

(d)	At the same time as Ivanhoe delivers an Extension Request, Ivanhoe shall deliver to the Lender a certificate of a senior officer as to the following matters:

(i)	confirming that: (i) the representations and warranties set forth in Appendix 1 continue to be true and correct in all material respects as if made on and as at the date Ivanhoe delivers the Extension Request; (ii) no event will have occurred and be continuing which constitutes an Event of Default or which, with the provision of notice or lapse of time, or both, would constitute an Event of Default, or would result from granting the requested extension of the Initial Maturity Date, (iii) no event or circumstance giving rise to a Material Adverse Effect exists or has occurred; and (iv) all other terms and conditions of the OT Bridge Funding Agreement then applicable and that have not been waived have been fulfilled;

(ii)	confirming that Ivanhoe does not have any material liabilities (contingent or otherwise) or obligations of the type required to be disclosed in accordance with US GAAP that are not fully disclosed in the most recently delivered quarterly and annual financial statements of Ivanhoe which have previously been delivered to the Lender in written form;

(iii)	disclosing whether any liabilities have arisen in respect of the Bridge Facility since the Effective Date that could reasonably be expected to result in a Material Adverse Effect; and

(iv)	confirming all of the insurance policies required to be maintained by Ivanhoe under the terms of the OT Bridge Funding Agreement remain in full force and effect as at the date of the Extension Request and all Offshore Accounts required to be maintained by Ivanhoe under the OT Bridge Funding Agreement continue to exist in accordance with the terms of the OT Bridge Funding Agreement as at the date of the Extension Request.

(e)	For the avoidance of doubt, the acceptance by the Lender of the Extension Request delivered by Ivanhoe pursuant to Section 7(c) shall be in its sole discretion (including the Lender being satisfied that OT LLC (or Ivanhoe and Rio Tinto on OT LLC’s behalf) continues to act diligently and in good faith to negotiate the OT Project Financing.

(f)	If the Lender advises Ivanhoe pursuant to Section 7(c) that it has accepted the Extension Request, Ivanhoe will pay to the Lender, in consideration thereof, an extension fee in an amount equal to 1.5% calculated on the full principal amount of the Bridge Facility (the “Extension Fee”) and such Extension Fee will be payable on or before the Initial Maturity Date. If such Extension Fee is not paid by Ivanhoe in full to the Lender on or before the Initial Maturity Date, the Lender shall be deemed to have declined the Extension Request and the Bridge Facility shall, subject to any provision hereof requiring Ivanhoe to repay the Bridge Facility in full prior to the Initial Maturity Date, be repaid in full on the Initial Maturity Date.

8.	Interest Rate, Period and Payment

(a)	For each monthly interest period, interest will be calculated, on an actual over 360 day basis per annum, on the outstanding amount drawn under the Bridge Facility commencing from the date of the first drawdown thereunder until final repayment of all amounts due thereunder, at a rate equal to the sum of (a) the one month LIBOR Rate plus (b) the Margin. Each determination by the Lender of the LIBOR Rate applicable from time to time will, in the absence of manifest error, be binding upon Ivanhoe. The LIBOR Rate applicable for each monthly interest period shall be determined by the Lender as of the first Business Day of such month.

(b)	When an Event of Default has occurred and is continuing, the interest will be calculated at a rate equal to the sum of (a) the one month LIBOR Rate plus (b) the Margin plus (c) 200 basis points.

(c)	While any principal amount is outstanding under the Bridge Facility during a calendar month, interest on such outstanding principal amount (including for greater certainty any amount of principal that is required to be repaid on a Payment Date pursuant to Section 9(a)) in respect of any calendar month will be paid by Ivanhoe to the Lender in arrears on the third Business Day of the immediately following month or if sooner, the Maturity Date (each, a “Payment Date”). All payments of interest will be grossed up for any applicable withholding taxes in accordance with Section 8(j). Until the end of the Availability Period, any amounts on account of interest payable under the Bridge Facility and any applicable withholding tax payable thereon in respect of any month may be funded in whole or in part from Ivanhoe’s drawdown under the Bridge Facility pursuant to the Funding Request in respect of the immediately following month. Pursuant to one or more payment directions (which may be standing payment directions) from OT LLC, Ivanhoe and each of the Funding Holdcos, the Rio Tinto Manager may be instructed to, and if so will, pay the amount of any such interest on behalf of Ivanhoe and any of the Funding Holdcos directly to the Lender.

(d)	Subject to Section 8(g) hereof, at the express election of Ivanhoe in any Funding Request in respect of a month (the “Relevant Month”) delivered pursuant to the Heads of Agreement, Ivanhoe may elect, in lieu of the application of the provisions of Section 8(c) hereof relating to the payment of interest on the Bridge Funding Facility, that the alternative provisions of Sections 8(e)-(i) shall apply (the “Interest Capitalization Alternative”).

(e)	Where Ivanhoe elects the Interest Capitalization Alternative in respect of a Relevant Month:

(i)	Ivanhoe shall submit a Funding Request in respect of the Relevant Month in substantially the form of the sample Funding Request attached as Appendix 7 hereto (in lieu of the form of Funding Request attached as Schedule “O” of the Heads of Agreement) which shall contain the estimate of the interest in respect of the full calendar month during which such Funding Request is delivered (the “Prior Month”, being the month preceding the Relevant Month) as set out in the Funding Notice for the Relevant Month, and the amount of such interest (the “Interest Amount”) shall be included in the amount of any Funding Call and any Funding Call Deficiency referred to in such Funding Request;

(ii)	the Interest Amount will be calculated on the basis that all payments of interest will be grossed up for any applicable withholding taxes in accordance with Section 8(j);

(iii)	the amount of funds to be advanced by the Lender to Ivanhoe in the manner set out in Section 5(d) hereof or as otherwise agreed in accordance with Section 5(g), shall be equal to the Funding Call Deficiency less the Interest Amount;

(iv)	on the first day of the Relevant Month, the Interest Amount shall be deemed to be advanced by the Lender to Ivanhoe and shall be added to the principal amount outstanding under the Bridge Facility; and

(v)	no payment of the Interest Amount shall be required to be made on the Payment Date falling in the Relevant Month.

(f)	Ivanhoe may not elect the Interest Capitalization Alternative:

(i)	after the end of the Availability Period; or

(ii)	to the extent that the addition of the Interest Amount to the principal amount outstanding under the Bridge Facility would cause such principal amount to exceed US$1.5 billion.

(g)	In the event that the actual amount of interest which may be calculated pursuant to Section 8(a) of the OT Bridge Funding Agreement in respect of the Prior Month differs from the estimated Interest Amount referred to in Section 8(e)(i), then not later than the third Business Day following the commencement of the Relevant Month, the Lender shall determine the actual amount of interest (which determination in the absence of manifest error, shall be binding upon Ivanhoe) (the “Corrected Interest Amount”) and:

(i)	if the Corrected Interest Amount exceeds the Interest Amount, then the difference shall be deemed to have been advanced by the Lender to Ivanhoe and shall be added to the principal amount outstanding under the Bridge Funding Facility as of the first day of the Relevant Month, provided that to the extent that such addition would cause the principal amount outstanding under the Bridge Funding Facility to exceed US$1.5 billion, then the difference shall be paid in accordance with the first, second and fourth sentences of Section 8(c) of the OT Bridge Funding Agreement; and

(ii)	if the Corrected Interest Amount is less than the Interest Amount, then the amount deemed to have been advanced by the Lender to Ivanhoe and added to the principal amount outstanding under the Bridge Funding Facility on the first day of the Relevant Month shall be reduced by such difference as of such date.

(h)	Ivanhoe shall be solely responsible and liable for the remittance of all applicable withholding taxes (and all other taxes for Ivanhoe’s account) which may be payable in respect of the Interest Amount.

(i)	For the avoidance of doubt, Ivanhoe may elect the Interest Capitalization Alternative in accordance with the foregoing provisions of this Section 8 notwithstanding that the Lender may have assigned its rights and obligations under the OT Bridge Funding Agreement to any other person.

(j)	If Ivanhoe or any Ivanhoe Holdco is required by applicable law to deduct or pay any taxes (other than income or capital taxes of the Lender) (including any stamp or documentary taxes or any other excise or property taxes) in respect of any payment by or on account of any obligation of Ivanhoe hereunder or under any other Bridge Funding Facility Documents, then (i) the sum payable will be increased by Ivanhoe when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable hereunder) the Lender receives an amount equal to the sum it would have received had no such deductions or payments been required. Ivanhoe will timely pay any stamp or documentary taxes or any other excise or property taxes to the relevant Governmental Authority in accordance with Applicable Law. Ivanhoe will indemnify the Lender, within 10 days after demand therefor, for the full amount of any taxes (other than income or capital taxes of the Lender) including any stamp or documentary taxes or any other excise or property taxes and further including such taxes imposed or asserted on or attributable to amounts payable hereunder paid by the Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto.

9.	Prepayment of Principal

(a)	Unless repaid earlier as required hereunder, or as otherwise permitted hereby, if any amount of principal is outstanding under the Bridge Facility on any Payment Date, Ivanhoe will make a prepayment of principal on such Payment Date equal to 100% of Distributed OT Cash Flow in respect of the period commencing on the day following the date of the most recent prior Payment Date and ending on the current Payment Date less any amount of Distributed OT Cash Flow which is required by Ivanhoe in order to pay interest and any fees hereunder on such Payment Date. In the event any such prepayment is made, the maximum principal amount available under the Bridge Facility will thereafter be reduced permanently by the amount of such prepayment.

(b)	On any Payment Date, in the event that the amount of Distributed OT Cash Flow available on such date exceeds the sum of (i) the amount of principal outstanding under the Bridge Facility on such Payment Date required to be prepaid pursuant to Section 9(a) and (ii) the amount required by Ivanhoe in order to pay interest and fees under the Bridge Facility on such Payment Date, then such excess Distributed OT Cash Flow, if any, shall be applied by Ivanhoe to the prepayment of the Interim Funding Facility pursuant to Section 8(a) of the OT Interim Funding Agreement.

(c)	Pursuant to one or more payment directions (which may be standing payment directions) from OT LLC, Ivanhoe and each of the Funding Holdcos, the Rio Tinto Manager will be instructed to, and will, pay the amount of any such prepayment on behalf of Ivanhoe directly to the Lender.

(d)	In the event that, notwithstanding Section 9(c) hereof, Ivanhoe or any Funding Holdco receives any amount that is owing to the Lender, Ivanhoe shall (and shall cause any applicable Funding Holdco to) hold such amount in trust for the Lender forthwith upon receipt and promptly pay over such payment to the Lender.

(e)	Ivanhoe shall prepay, the outstanding principal amount under the Bridge Facility with the entire amount of (x) the net proceeds of any placement of Ivanhoe Shares, (y) the after-tax proceeds of the sale of Non-OT Assets (or, for the avoidance of doubt, other non-OT sources of funding including, for example, dividends received on SGR shares) and (z) the net proceeds of the New Rights Offering.

(f)	In connection with the prepayment required to be made by Ivanhoe pursuant to Section 9(e), Ivanhoe may subsequently request, at any time prior to the end of the Availability Period, that any such amount so prepaid be re-advanced.

(g)	Ivanhoe will ensure that the first drawdown under the OT Project Financing is sufficient to prepay in full all principal, interest, unpaid Commitment Fees and other amounts then outstanding under the OT Bridge Funding Agreement and will ensure that such prepayment occurs concurrently with the completion of the first drawdown under the OT Project Financing. In the event that the funding provided under the OT Project Financing is not permitted to be used to prepay any particular amount or amounts of principal then outstanding under the Bridge Facility that was drawn down by Ivanhoe together with the any accumulated interest thereon (collectively, a “Prepayment Shortfall”), Ivanhoe will prepay to the Lender any such Prepayment Shortfall concurrently with the completion of the first drawdown under the OT Project Financing. The Bridge Funding Facility Documents and all covenants and obligations of Ivanhoe thereunder will terminate upon such prepayment in full of all principal and interest, unpaid fees and other amounts then outstanding under the OT Bridge Funding Agreement and the Lender will thereupon release and discharge the security granted under the General Security Agreement.

(h)	Ivanhoe will have the right to cancel the Bridge Facility in the event that there are no amounts outstanding thereunder and that Ivanhoe has obtained a comprehensive financing package for an amount not less than the aggregate amount of the outstanding commitments under the Bridge Facility and the Interim Funding Facility as of the date of the termination. The Bridge Funding Facility Documents and all covenants and obligations of Ivanhoe thereunder will terminate upon a valid written notice being given by Ivanhoe of such cancellation in accordance with, and satisfaction of the condition set out in, this Section 9(h) and the Lender will thereupon release and discharge the security interests granted under the General Security Agreement.

(i)	If Ivanhoe by reason of any repayment hereunder, whether mandatory or voluntary, prepays any amount of principal under the Bridge Facility prior to a Payment Date, Ivanhoe will compensate the Lender for any loss or expense that the Lender incurs as a result thereof including any Breakage Costs.

(j)	Notwithstanding any other provisions of the Bridge Facility, any unpaid principal, interest, fees and other costs shall be due and payable on the Maturity Date.

10.	Fees

(a)	A commitment fee equal to the then applicable Commitment Fee Amount calculated on an annual basis will be payable semi-annually (on the Business Day which first follows 30 June and 31 December of each year) in arrears on the daily average of the undrawn amount under the Bridge Facility (the “Commitment Fee”). Such Commitment Fee will be calculated as (i) the simple average of the difference between the maximum principal amount available under the Bridge Facility (as adjusted from time to time pursuant to Section 9 hereof) on each day during the six (6) month period ended on 30 June or 31 December, as the case may be, on which the OT Bridge Funding Agreement was in effect and the outstanding principal balance on such day; multiplied by (ii) a fraction the numerator of which is the number of days during such six (6) month period on which the OT Bridge Funding Agreement was in effect, and the denominator of which will be 360, multiplied by the then applicable Commitment Fee Amount. For greater certainty, the Commitment Fee Amount applicable on the date of calculation of the Commitment Fee then due and owing shall apply for the entire previous six month period. The Commitment Fee will be payable until the end of the Availability Period. In the event that the Bridge Facility is prepaid and cancelled in its entirety pursuant to the terms hereof, any unpaid Commitment Fee in respect of the portion of the semi-annual period ending on the date of prepayment in full and termination of the Bridge Funding Facility Documents will be accelerated and will be payable on the date of such prepayment and termination.

(b)	A 1% front end fee of US$15,000,000 (the “Front End Fee”), calculated based on the full $1.5 billion principal amount of the Bridge Facility will be payable on the Closing Date.

(c)	A 1% structuring fee of US$15,000,000 (the “Structuring Fee”) calculated based on the full $1.5 billion principal amount of the Bridge Facility will be payable on the date of the first advance of funds to Ivanhoe under the Bridge Facility.

(d)	The Extension Fee will be payable on or prior to the Initial Maturity Date in accordance with Section 7(f).

(e)	All fees and other amounts payable to the Lender under this Section 10 will be grossed up for any applicable withholding taxes in accordance with Section 8(j).

11.	Offshore Bank Accounts

(a)	Ivanhoe will, and will cause OT LLC and each of the Funding Holdcos to, maintain (and, if not in existence at the Closing Date, establish) offshore bank accounts (such accounts collectively, the “Offshore Accounts”) in a jurisdiction(s) reasonably satisfactory to the Lender prior to the first disbursement under the Bridge Facility and maintained until no earlier than the repayment in full of all amounts due under, and the termination of, the Bridge Facility. All payments made hereunder by any such party to any other such party or at its direction under the OT Bridge Funding Agreement will, at the direction of the Lender, be made through such Offshore Accounts.

(b)	The Rio Tinto Manager will be permitted to direct all product purchasers to pay all purchase proceeds into OT LLC’s Offshore Account.

12.	Insurance

OT LLC will maintain construction and operational insurance usual for a project financing as determined by the Lender under the Interim Funding Facility. While any amount remains outstanding under the OT Bridge Funding Agreement, the Lender will be noted as a loss payee on all such insurance policies and, in the event of any insurance claim event in relation to the OT Project which results in the payment of more than US$250 million in insurance proceeds, such proceeds will be applied to prepay the outstanding principal under the Bridge Facility, the Interim Funding Facility or either such facility at the sole discretion of the Lender unless the Lender agrees otherwise in writing.

13.	Ivanhoe Representations and Warranties

(a)	The representations and warranties of Ivanhoe will include the representations and warranties set out in Appendix 1 hereto. Such representations and warranties will be deemed to be repeated at and as of the time each advance is made under the Bridge Facility.

(b)	The representations and warranties of Ivanhoe set forth in Appendix 1 are qualified in their entirety by Ivanhoe’s disclosure to Rio Tinto that (1) the Mongolian Ministry of Finance has refused to approve Oyu Tolgoi LLC’s 2010 financial statements for 2010 due to an ongoing disagreement over the amount and Oyu Tolgoi LLC’s accounting treatment of the $282.5 million non-interest bearing balance of the existing shareholder loan and (2) the Mineral Resources Authority of Mongolia has suspended exploration and mining activity on certain licenses owned by SouthGobi Sands LLC. Notwithstanding the foregoing, Ivanhoe acknowledges that the rights of Rio Tinto and the Rio Tinto Funding Company under this Agreement, the OT Interim Funding Agreement and the MOA shall not be prejudiced by this disclosure so as to prevent Rio Tinto or the Rio Tinto Funding Company from exercising any such right in respect of any change, development or event that occurs as a result of or in connection with either of these events.

14.	Ivanhoe Covenants

Ivanhoe covenants and agrees as follows:

(a)	Except as otherwise consented to in writing by the Lender, no Encumbrance shall be directly or indirectly created on the whole or any part of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom other than a Permitted Encumbrance.

(b)	No direct or indirect transfer of the revenues or cash flows derived from the OT Project (including by way of royalties, technical fees or management fees) shall be made nor any direct or indirect transfer of a direct or indirect interest therein be made to any person other than a Material Subsidiary (other than SGR or any of its Subsidiaries).

(c)	There shall be no direct or indirect off-take contracts or marketing contracts with respect to the OT Project entered into unless:

(i)	the terms thereof have been approved in writing by the Lender, acting reasonably; and

(ii)	such contracts are with buyers or agents approved in writing by the Lender, acting reasonably.

(d)	There shall be no direct or indirect transfer of the whole or any part of the OT Project’s assets or properties to any person other than (i) a transfer to which the OT Right of First Refusal (as such term is defined in the PPA) applies or (ii) a transfer to Ivanhoe or a Material Subsidiary (other than SGR or any of its Subsidiaries).

(e)	Ivanhoe will duly and punctually pay or cause to be paid when due in accordance with the terms of the Interim Funding Facility Documents and the Bridge Funding Facility Documents all amounts in respect of principal, interest and any other fees, costs and charges which are due and owing under the terms of each such facility.

(f)	Ivanhoe will not, and will ensure that its Material Subsidiaries (other than SGR or any of its Subsidiaries) do not, create any Encumbrance on their present or future assets, effects, undertaking or property, whether real or personal, including, without limitation, the OT Payment or any part thereof, to secure any indebtedness of Ivanhoe or of any other person, other than indebtedness created under the Bridge Facility or represented by Permitted Debt. Ivanhoe will maintain the security constituted by the General Security Agreement in full force and effect.

(g)	Ivanhoe will not create, incur, assume or permit to remain outstanding, and will ensure that its Subsidiaries do not create, incur, assume or permit to remain outstanding, any Debt other than Permitted Debt; provided that SGR and its Subsidiaries and the Non-Material Subsidiaries will be permitted to incur Debt and create Encumbrances on their own present or future revenues, assets, property, effects and undertaking for the sole purpose of financing their own businesses and operations, including project-related finance debt, provided that recourse in respect thereof is limited solely to the assets of SGR and its Subsidiaries and the Non-Material Subsidiaries.

(h)	Ivanhoe will, in all material respects, comply with all material Applicable Laws to the extent affecting its business and will ensure that each of the Material Subsidiaries (other than SGR and its Subsidiaries) so comply.

(i)	Without limiting the insurance obligations under Section 12 in respect of the OT Project, Ivanhoe will maintain and will cause its Material Subsidiaries (other than SGR and its subsidiaries) to maintain insurance on and in relation to its business and assets with financially sound and reputable insurance companies or associations including all-risk property insurance and comprehensive general liability insurance, in amounts and against risks that are determined by it to be appropriate and which are prudent in the circumstances, and will furnish to the Lender, on written request, satisfactory evidence of the insurance carried and notify the Lender of any claim it (or any of its Material Subsidiaries (other than SGR or its Subsidiaries))makes under the foregoing insurance policies that is in excess of US$2,500,000.

(j)	Ivanhoe will, and Ivanhoe will ensure that each Material Subsidiary will, provide all information which the Lender may reasonably request; provided that under no circumstances will Ivanhoe be required to provide to the Lender any information if the provision of such information will result in or give rise to a contravention of any Applicable Law or any reasonably required written contractual confidentiality agreements (provided further that Ivanhoe will use commercially reasonable endeavours to secure consent to disclose any such information pursuant to any such laws or agreements).

(k)	Notwithstanding Section 14(j) above, Ivanhoe will notify the Lender promptly of:

(i)	any proposed change in the name or address of Ivanhoe, or any proposed change in the location of the chief executive office (as such term is used in the Personal Property Security Act (British Columbia) of Ivanhoe from the Province of British Columbia to any other jurisdiction;

(ii)	details of any litigation, dispute, arbitration or other proceeding to which Ivanhoe or any Material Subsidiary (other than SGR and its Subsidiaries) is a party, the result of which if determined adversely (A) would be a judgment or award in excess of US$2,000,000 or (B) would be reasonably likely to have a Material Adverse Effect;

(iii)	any loss or damage of a material amount (and for the purpose of this paragraph (iii), “material amount” will mean an amount equal to the greater of (A) $15,000,000 or (B) 2.5% of the aggregate principal amount outstanding under the Interim Funding Facility or the Bridge Funding Facility from time to time) to the consolidated assets of Ivanhoe;

(iv)	any Environmental Claims which could reasonably be expected to have a Material Adverse Effect;

(v)	particulars of any Event of Default or any event which constitutes an event of default under any material contract, mortgage, debenture, indenture, lease, licence, agreement or other document or instrument made by Ivanhoe or any Material Subsidiary other than SGR and its Subsidiaries, including the Interim Funding Facility Documents and the Bridge Funding Facility Documents, or any event which with the giving of notice or the lapse of time or both would constitute such an event, and particulars of the action which Ivanhoe or the relevant Material Subsidiary proposes to take with respect thereto, forthwith after Ivanhoe or the relevant Material Subsidiary has obtained knowledge of the occurrence of such event; or

(vi)	any event or circumstance which could reasonably be expected to have a Material Adverse Effect.

(l)	Ivanhoe will not, without the consent of the Lender, change its business in any material respect or, subject to the terms of the Heads of Agreement, cease to carry on all or a substantial part of its business.

(m)	Ivanhoe will, and will ensure that each Material Subsidiary (other than SGR and its Subsidiaries) will, at all times maintain its corporate existence in good standing under Applicable Laws and obtain and maintain in good standing all necessary licences and registrations in any jurisdiction where the nature of the business carried on by Ivanhoe or the relevant Material Subsidiary makes such licences necessary or advantageous and will carry on and conduct its business in a prompt and efficient manner.

(n)	Ivanhoe will immediately and duly pay when due, and will cause each Material Subsidiary (other than SGR and each of its Subsidiaries) to immediately and duly pay when due (and will furnish to the Lender when required or requested by the Lender evidence establishing any such payments):

(i)	all obligations to its or their employees and all obligations to others which relate to the employees of the relevant entity, including all Taxes related thereto;

(ii)	all Taxes before the imposition of any fine, interest or penalty for the late payment thereof, unless the relevant entity shall in good faith contest its obligation so to pay and has satisfied the Lender that the contestation will not jeopardize the business of such entity, and an appropriate financial reserve in accordance with GAAP applied on a basis consistent with past practice and satisfactory to the Lender has been established; and

(iii)	without derogating from the terms hereof, any obligation secured by any Encumbrance and any obligation incurred by, or imposed on, the relevant entity or any of its assets, property, effects and undertaking, or any part thereof, by virtue of any contract, mortgage, debenture, indenture, lease, licence, agreement, permit or other document or instrument or otherwise, the breach or default of which could result in any Encumbrance or any right of distress, forfeiture, sale or termination or any other remedy being enforced against such entity or its assets, property, effects and undertaking, or any part thereof.

(o)	Ivanhoe will, and will ensure that all of its Subsidiaries (other than SGR and its Subsidiaries) will, observe and perform all of their material obligations, covenants, terms and conditions under any material contract, mortgage, debenture, indenture, lease, licence, agreement or other instrument to which any of them is a party, including the Transaction Documents, or by which any of them is bound or by which any of their assets is subject, except (in the case of any such instrument which is not a Transaction Documents or any other agreement between Ivanhoe or any of its Subsidiaries (other than SGR or its Subsidiaries) and any member of the Rio Tinto Group) where such observance or non-performance would not reasonably be expected to result in a Material Adverse Effect.

(p)	Ivanhoe will not, and will ensure that each material Subsidiary (other than SGR or its Subsidiaries) will not:

(i)	amend its constitutional documents;

(ii)	enter into a merger, amalgamation or arrangement or effect an acquisition with a value in excess of US$5,000,000, or propose a material reorganization (including any reclassification or change of its outstanding shares), liquidation or dissolution; or

(iii)	enter into any transaction, whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, lease or otherwise whereby all or substantially all of the assets, property, effects or undertaking of the relevant entity (including any sale of shares of any Material Subsidiary (other than SGR and its Subsidiaries) would become the property of any other person.

(q)	Ivanhoe will use and operate all of its property and assets, and will cause each Material Subsidiary (other than SGR and its Subsidiaries) to use and operate all of its property and assets, in compliance with all, and in a manner which would not result in liability under any, Environmental Laws and keep all necessary permits relating to environmental matters in effect and remain in compliance therewith.

(r)	Ivanhoe will use the proceeds of all advances under the Bridge Facility made available to it only for the purposes set forth in Section 5(a) and Section 5(b) hereof.

(s)	Ivanhoe will take, and will ensure that the Material Subsidiaries (other than SGR and its Subsidiaries) take, all actions necessary (including the making or delivery of filings and payment of fees) to:

(i)	comply with its obligations under the Interim Funding Facility Documents and the Bridge Funding Facility Documents; and

(ii)	preserve and keep in full force and effect its existence and rights.

(t)	Prior to the first advance of funds being made to Ivanhoe under the Bridge Facility and at all times while any amount remains outstanding thereunder, Ivanhoe will ensure that:

(i)	all physical security certificates representing Ivanhoe’s directly held shares or membership interests, as the case may be, in OT Mines Ltd., Delaware Holdings, Ivanhoe Mines Aruba Holdings LLC A.V.V., OT BVI, Turquoise Hill Netherlands Coöperatief U.A., OT NBV, Movele S.à.r.l., Turquoise Hill Luxembourg-Ivanhoe Mines Ltd., Luxembourg Branch, and any and all security certificates then in existence representing Ivanhoe’s directly held shares or other equity interests, as the case may be, in any of the other Ivanhoe Holdcos; and

(ii)	all promissory notes and other instruments evidencing loan receivables by Ivanhoe from OT LLC or any of the Ivanhoe Holdcos (including loans advanced from the proceeds of funding provided hereunder), are maintained under the care and control of Ivanhoe at its chief executive office (or such other location as Ivanhoe may advise the Lender in writing) in the Province of British Columbia, except that any such certificates, notes or instruments may be transferred out of British Columbia in connection with a Permitted Encumbrance which is required to be created to secure Permitted Debt which is OT Project Financing Permitted Debt.

(u)	Ivanhoe will give the Lender immediate notice in writing of any Event of Default or any event which, with the giving of notice or the lapse of time, or both, would constitute an Event of Default.

(v)	Ivanhoe will take all actions necessary to (i) maintain the listing or quotation of its common shares on (A) the TSX and (B) the NYSE and NASDAQ and (ii) maintain in a province of Canada its status as a “reporting issuer” not in default of Canadian Securities Laws.

(w)	Ivanhoe will deliver or cause to be delivered:

(i)	As soon as available but no later than 60 days after the close of each fiscal quarter, quarterly (and year-to-date) unaudited financial statement of Ivanhoe, OT LLC and each Ivanhoe Holdco that present fairly such entity’s financial position; and

(ii)	As soon as available but no later than 120 days after the close of each fiscal year, as applicable, audited financial statements of Ivanhoe and OT LLC that present fairly such entity’s financial position.

Each of the covenants set out above in this Section 14 will terminate upon the repayment in full of all amounts outstanding under the OT Bridge Funding Agreement and the valid termination of the Bridge Funding Facility Documents.

15.	Events of Default

The occurrence of any one or more of the following will constitute an “Event of Default” by Ivanhoe:

(a)	Ivanhoe fails to pay when due any amount payable by it under the terms of the OT Bridge Funding Agreement, and such amount remains unpaid at the close of business (London, U.K. time) on the fifth (5th) Business Day following Ivanhoe’s receipt of a written notice from the Lender notifying Ivanhoe of such non-payment and demanding payment of such amount;

(b)	Ivanhoe or any of its Subsidiaries (other than SGR or its Subsidiaries) breaches or fails to perform or observe, in any material respect, any obligation, covenant or provision contained in any of the Transaction Documents or any other agreement between Ivanhoe or any of its Subsidiaries (other than SGR or its Subsidiaries) and any member of the Rio Tinto Group, other than any such breach or failure to perform which Ivanhoe demonstrates is wholly or substantially attributable to a wilful and intentional breach by or gross negligence of (i) the Rio Tinto Manager in respect of any obligation, covenant or provision contained in the OT Management Agreement, (ii) Rio Tinto in respect of any obligation, covenant or provision contained in the Heads of Agreement or the RT/IVN Governance Agreement, or (iii) the Lender in respect of any obligation, covenant or provision contained in the Bridge Funding Facility Documents, and such breach or failure to perform by Ivanhoe or a Subsidiary is not remedied within forty-five (45) days of the Lender notifying Ivanhoe of such non-compliance or, if earlier, the date of Ivanhoe or the applicable Subsidiary becoming aware of such non-compliance, provided, however, that such forty-five (45) day remedial period will not apply to any breach or failure to perform or observe, by Ivanhoe or any of its Subsidiaries (other than SGR or its Subsidiaries) the covenant in Section 14(g) hereof to not create, incur, assume or permit to remain outstanding any Debt other than Permitted Debt;

(c)	an Ivanhoe Change of Control;

(d)	any representation or warranty made or given by Ivanhoe in any of the Transaction Documents or any notice, certificate or statement delivered or made hereunder or thereunder would be materially inaccurate or misleading or proves to have been materially inaccurate or misleading when made and, if capable of remedy, has not been remedied within thirty (30) days of the Lender notifying Ivanhoe of such inaccuracy or misleadingness or, if earlier, the date of Ivanhoe becoming aware thereof;

(e)	any of the ACBP Indebtedness is not paid when due (taking into account any applicable cure period) or is accelerated or otherwise becomes due and payable (or is capable of being accelerated) prior to its specified maturity date in accordance with the terms of the instrument governing such ABCP Indebtedness;

(f)	any of the indebtedness of Ivanhoe under the OT Interim Funding Agreement is not paid when due (taking into account any applicable cure period) or is accelerated or otherwise becomes due and payable (or is capable of being accelerated) prior to its specified maturity date in accordance with the terms of the OT Interim Funding Agreement;

(g)	any indebtedness of Ivanhoe or any of its Subsidiaries (other than SGR or its Subsidiaries) for money borrowed in an amount in excess of US$50,000,000 for Ivanhoe, or US$20,000,000 for any of its Subsidiaries (other than SGR or its Subsidiaries) in the aggregate, is not paid when due (taking into account any applicable cure period) or is accelerated or otherwise becomes due and payable (or is capable of being accelerated) prior to its specified maturity date in accordance with the terms of the instrument(s) governing such indebtedness;

(h)	the commencement of any proceeding, or the taking of any step by or against Ivanhoe or any Material Subsidiary to obtain relief, under the laws of any jurisdiction relating to the bankruptcy, insolvency, reorganization, compromise of debts, liquidation, dissolution or winding-up of Ivanhoe or such Material Subsidiary or the appointment of a liquidator, trustee in bankruptcy, administrator or receiver or the equivalent under the laws of any jurisdiction in respect of Ivanhoe or a Material Subsidiary, provided that, notwithstanding the foregoing, it will not be an Event of Default where such proceeding, step or appointment was not consented to and is being actively contested by Ivanhoe or such Material Subsidiary in proceedings commenced not later than:

(i)	in the case of Ivanhoe, five (5) Business Days;

(ii)	in the case of OT LLC, the earlier of (A) five (5) Business Days of Ivanhoe becoming aware of such proceeding, step or appointment and (B) ten (10) Business Days; or

(iii)	in the case of any other Material Subsidiary, ten (10) Business Days following the date of the commencement of such proceeding, step or appointment and the proceeding, step or appointment is withdrawn or discharged within one hundred and twenty (120) days following such date of commencement;

(i)	Ivanhoe or any Material Subsidiary is unable to pay its debts, or stops or suspends or threatens to stop or suspend payment of its debts, as they fall due;

(j)	any Transaction Document, or any other material agreement to which Ivanhoe or any of its Subsidiaries (other than SGR or its Subsidiaries) and any member of the Rio Tinto Group are parties, is or becomes void or unenforceable against Ivanhoe or any of such Subsidiaries (other than where such voidness or unenforceability constitutes an Expropriation Event) and, if capable of remedy, such default has not been remedied within:

(i)	in the case of any such Transaction Document or agreement to which the Government of Mongolia is a party, sixty (60) days; or

(ii)	in any other case, thirty (30) days;

of Ivanhoe becoming aware of such voidness or unenforceability;

(k)	any Transaction Document, or any other material agreement to which Ivanhoe or any of its Subsidiaries (other than SGR or its Subsidiaries) and any member of the Rio Tinto Group are parties, is terminated or repudiated (other than (x) by a member of the Rio Tinto Group without cause or (y) by the Government of Mongolia where such termination or repudiation constitutes an Expropriation Event) and, if capable of remedy, such default has not been remedied within:

(i)	in the case of any such termination or repudiation by the Government of Mongolia, sixty (60) days; or

(ii)	in any other case, thirty (30) days;

of Ivanhoe receiving written notice of such termination or repudiation;

(l)	either:

(i)	any Governmental Authority seizes, expropriates, nationalises, requisitions or compulsorily acquires, directly or indirectly (including by way of (x) any act or series of acts, whether legislative or otherwise, of any such Governmental Authority, (y) any breach by any such Governmental Authority of a Transaction Document or other material document relating to the OT Project to which it is a party, or (z) any unlawful, discriminatory or arbitrary withdrawal or revocation of a material consent, waiver, license, permit, registration, order, decree, approval or other authorisation of any Governmental Authority, or any combination of the events referred to in paragraphs (x), (y) and (z) above which, in each case, contribute to such effect), all or any material portion of the shares or assets of any Material Subsidiary (other than SGR and its Subsidiaries) or all or any material portion of the facilities, assets, revenues or output of the OT Project (such event, an “Expropriation Event”), or

(ii)	there occurs any declared or undeclared war, civil war, acts of foreign enemies, riot, insurrection, politically motivated acts of terrorism or sabotage, revolution or coup d’état (excluding actions of environmental groups, labour disputes or student unrest, in each case, which is not politically motivated) or an embargo sanctioned by a resolution of the United Nations which, in each case:

A.	renders the continued performance by any Material Subsidiary of its obligations under any of the Transaction Documents impracticable or unreasonably hazardous; or

B.	which causes destruction or physical damage to the OT Project facilities that renders their continued construction or operation impracticable;

(such event, a “Political Risk Event”)

and such Expropriation Event or Political Risk Event is continuing (or, if capable or reversal or remedy, has not been reversed or remedied) as of the first anniversary of the occurrence of such event;

(m)	any litigation, arbitration or administrative proceeding taking place against Ivanhoe, a Material Subsidiary (other than SGR and its Subsidiaries) or the OT Project is reasonably likely to have an adverse outcome and such outcome would be reasonably expected to have a Material Adverse Effect, unless within 90 days of the initiation thereof such litigation, arbitration or administrative proceeding is either (i) dismissed or (ii) no longer reasonably likely to have an adverse outcome or such outcome would no longer be reasonably expected to have a Material Adverse Effect;

(n)	(i) the Ivanhoe Shares are delisted or suspended from trading for more than five days on the TSX, the NYSE or NASDAQ, or (ii) Ivanhoe ceases to be a “reporting issuer” in a province of Canada unless, in either case, Rio Tinto provides its written consent thereto; or

(o)	if in the opinion of the Lender, acting reasonably, an event that has or is likely to have a Material Adverse Effect has occurred other than any such event which Ivanhoe demonstrates is wholly or substantially attributable to a wilful and intentional breach by or gross negligence of (i) the Rio Tinto Manager in respect of any obligation, covenant or provision contained in the OT Management Agreement, (ii) Rio Tinto in respect of any obligation, covenant or provision contained in the Heads of Agreement or the RT/IVN Governance Agreement or (iii) the Lender in respect of any obligation, covenant or provision contained in the Bridge Funding Facility Documents.

16.	Consequences of Default

(a)	Upon the occurrence of an Event of Default, the Lender may, at its option and without prejudice to any other rights and remedies available to it, serve on Ivanhoe a written notice requiring all outstanding amounts under the Bridge Facility to be immediately repaid in full and suspending all further disbursements thereunder, provided that in the case of an Event of Default pursuant to Section 15(h) hereof, no such notice will be required and all such amounts will be immediately and automatically repayable in full and all further disbursements will be immediately and automatically suspended thereunder.

(b)	The default interest rate will apply from and after any Event of Default in accordance with Section 8(b) hereof.

17.	Further Assurances

(a)	Each of Ivanhoe and the Lender will, at its expense, promptly execute and deliver to the other party, upon request by the other party, all such other and further documents, agreements, opinions, certificates and instruments in compliance with, or accomplishment of, the covenants and agreements of such first-mentioned party under the Bridge Funding Facility Documents or more fully to state the obligations of such first-mentioned party as set forth therein or to make any recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith.

18.	Successors and Assigns

The Bridge Funding Facility Documents will enure to the benefit of and be binding upon the successors and permitted assigns of Ivanhoe and the Lender, respectively.

19.	Third Party Rights

A Person who is not a party to the OT Bridge Funding Agreement shall have no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

20.	Governing Law and Submission to Jurisdiction

(a)	These Terms and Conditions are, and the Definitive Bridge Funding Agreement will be, governed and construed by the law of England and Wales. The General Security Agreement will be governed by the law of the Province of British Columbia.

(b)	The parties irrevocably submit to the non-exclusive jurisdiction of the courts of England and Wales.

Appendix 1

Representations and Warranties of Ivanhoe

For the purposes of any representation or warranty set out herein which is made to a party’s “knowledge”, the term “knowledge” means actual knowledge of on the part of the directors and executive officers of the representing party.

(a)	Ivanhoe is a corporation duly continued and validly existing, and current with respect to all filings required, under the laws of the Yukon Territory, it is duly licensed or qualified to carry on its business and is in good standing in the Yukon Territory and in each jurisdiction where the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of Ivanhoe;

(b)	Ivanhoe’s execution and delivery of the Bridge Funding Facility Documents to which it is a party, including all matters contemplated thereby, has been authorized by all necessary corporate action and Ivanhoe has the corporate power and authority to enter into and perform its obligations under such Bridge Funding Facility Documents;

(c)	none of the execution and delivery of the Bridge Funding Facility Documents, the implementation of the transactions contemplated by the Bridge Funding Facility Documents or the fulfilment of, or compliance with, the terms and provisions thereof by Ivanhoe do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach, or violation of any term or provision of, Ivanhoe’s or any of its Subsidiaries’ Constating Documents, or

(ii)	conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which Ivanhoe or any of Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of its or any of Subsidiaries’ material assets are subject or any Applicable Law to which Ivanhoe or any of its Subsidiaries is subject;

(d)	except as otherwise specifically contemplated by the Bridge Funding Facility Documents, no exemption, consent, approval, order or authorization of, or registration or filing with any court, Governmental Authority or any third party is required by, or with respect to, Ivanhoe in connection with the execution, delivery and performance of the Bridge Funding Facility Documents or the consummation by Ivanhoe or any of its Subsidiaries of the transactions contemplated by the Bridge Funding Facility Documents;

(e)	there is not, to the best of Ivanhoe’s knowledge, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining Ivanhoe’s or any of its Subsidiaries’ ability to perform its obligations under, or to complete any of the transactions contemplated by, the Transaction Documents;

(f)	each of the Transaction Documents to which Ivanhoe is a party has been duly executed and delivered by Ivanhoe and is a valid and binding obligation of Ivanhoe enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

1

(g)	each of Ivanhoe’s Material Subsidiaries (other than SGR and its Subsidiaries) is a corporation duly incorporated, organized and validly existing, and current with respect to all filings required, under the laws of its jurisdiction of incorporation, is duly licensed or qualified to carry on its business and is in good standing in its jurisdiction of incorporation and in each jurisdiction where the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and no proceedings have been taken or authorized by it or, to the best of Ivanhoe’s knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of such Material Subsidiary;

(h)	Ivanhoe and each of its Material Subsidiaries (other than SGR and its Subsidiaries) has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted, and to own, lease and operate its property and assets;

(i)	Ivanhoe and each of its Material Subsidiaries (other than SGR and its Subsidiaries) has conducted and is conducting its business in compliance in all material respects with all Applicable Laws of each jurisdiction in which its business is carried on, and Ivanhoe and each such Material Subsidiary holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which has or may have a material adverse effect on the operation of Ivanhoe is or any such Material Subsidiaries’ businesses or which may adversely change or terminate such licence, permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated by the Bridge Funding Facility Documents;

(j)	except for Erdenes’ 34% shareholding in OT LLC, (i) Ivanhoe’s direct or indirect ownership interest in each of the Material Subsidiaries (other than SGR and its Subsidiaries) is held free and clear of all mortgages, liens, charges, pledges, security interests, Encumbrances, claims or demands whatsoever (other than certain inter-company debt (as contemplated by the ACAA) among Ivanhoe and its Material Subsidiaries (other than SGR and its Subsidiaries)), (ii) no person, firm, or company other than the Rio Tinto Group has any agreement, or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of the securities representing any such ownership interest, (iii) all such securities have been validly issued and are outstanding as fully paid and non-assessable, and (iv) each such Material Subsidiary is directly or indirectly beneficially wholly-owned by Ivanhoe;

(k)	the authorized capital of Ivanhoe consists of an unlimited number of common shares and an unlimited number of preferred shares without par value, of which, as at the close of business on April 17, 2012, 741,360,931 Ivanhoe Shares and no preferred shares were issued and outstanding as fully paid and non-assessable shares;

(l)	except as disclosed in the Ivanhoe Continuous Disclosure Documents, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of Ivanhoe or any of its Material Subsidiaries (other than SGR and its Subsidiaries), or other securities convertible, exchangeable or exercisable for shares of Ivanhoe or any such Material Subsidiary;

(m)	the Ivanhoe Continuous Disclosure Documents provide full, true and plain disclosure of all material facts relating to Ivanhoe and do not contain any misrepresentation or any untrue, false or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in the light of the circumstances in which it is made, not false or misleading;

(n)	Ivanhoe is a “reporting issuer”, not in default of its obligations under Canadian Securities Laws, and no material change relating to Ivanhoe (except in respect of the transactions contemplated by the Transaction Documents) has occurred with respect to which the requisite material change report has not been filed under Canadian Securities Laws and no such disclosure has been made on a confidential basis;

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(o)	there has not been any “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian securities regulatory authorities) with any present or former auditors of Ivanhoe;

(p)	the auditors of Ivanhoe who audited the financial statements for the year ended December 31, 2011 and who provided their audit report thereon were independent public accountants at such time in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia;

(q)	the currently issued and outstanding Ivanhoe Shares are listed and posted for trading on the TSX, the NYSE and NASDAQ, and Ivanhoe is in compliance with all rules and policies of such exchanges;

(r)	other than as disclosed in the Ivanhoe Continuous Disclosure Documents, since December 31, 2011:

(i)	there has been no material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) prospects, financial position, capital or control of Ivanhoe or its Subsidiaries, taken as a whole;

(ii)	Ivanhoe and its Subsidiaries have carried on their respective businesses in the ordinary course and there has been no transaction entered into by Ivanhoe or its Subsidiaries which is material to Ivanhoe and its Subsidiaries, taken as a whole, other than (x) those in the ordinary course of business and (y) those transactions contemplated by the MOA; and

(iii)	there has been no material change in the capital or long term debt of Ivanhoe or its Subsidiaries, taken as a whole;

(s)	Ivanhoe and its Material Subsidiaries (other than SGR and its Subsidiaries) are not liable for the debts, liabilities or other obligations of any third party whether by way of guarantee or indemnity or other contingent or indirect obligation;

(t)	all indebtedness of Ivanhoe and its Material Subsidiaries (other than SGR and its Subsidiaries) is being paid in the ordinary course of business;

(u)	neither Ivanhoe nor any of its Material Subsidiaries (other than SGR and its Subsidiaries) is a party to any agreement restricting Ivanhoe or any such Material Subsidiary from engaging in any line of business which Ivanhoe or any such Material Subsidiary currently engages or proposes to engage in or competing with any other person in any business in which Ivanhoe or any such Material Subsidiary currently engages or proposes to engage in;

(v)	other than as disclosed in the Ivanhoe Continuous Disclosure Documents, Ivanhoe has not entered into nor has any present intention to enter into any agreement to acquire any securities in any other corporation or entity or to acquire or lease any other business operations which are material to the business and operations of Ivanhoe and its Subsidiaries, taken as a whole;

(w)	there is no action, suit, proceeding or investigation in respect of Ivanhoe and its Subsidiaries, taken as a whole, pending or, to the knowledge of Ivanhoe or its directors and officers, threatened against or affecting Ivanhoe and its Subsidiaries, taken as a whole, at law or in equity or before or by any Governmental Authority which could in any way materially and adversely affect Ivanhoe or its Subsidiaries, taken as a whole, or the condition (financial or otherwise) of Ivanhoe and its Subsidiaries, taken as a whole;

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(x)	no order, ruling or determination by any Governmental Authority or stock exchange having the effect of suspending the sale or ceasing the trading of any securities of Ivanhoe has been issued or made and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to Ivanhoe’s knowledge after due inquiry, are contemplated or threatened by any such authority or under any Securities Laws;

(y)	other than as disclosed in the Ivanhoe Continuous Disclosure Documents, neither Ivanhoe nor any of its Material Subsidiaries (other than SGR and its Subsidiaries) is in violation of its Constating Documents or the resolutions of its securityholders, directors, or any committee of its directors, or in default in the performance or observance of any material terms, obligation, agreement, covenant or condition contained in any contract, indenture, trust, deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound and there exists no state of facts or circumstances which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of a material obligation, agreement, covenant or condition of any of such document and all such contracts, indentures, trusts, deeds, mortgages, loan agreements, notes, leases and other agreements are in good standing;

(z)	all financial statements forming part of the Ivanhoe Continuous Disclosure Documents are complete and comply with Securities Laws in all material respects, and fairly present the consolidated financial position of Ivanhoe as of the dates and for the periods indicated, and have been prepared in accordance with GAAP applied on a consistent basis throughout such periods;

(aa)	Ivanhoe is subject to the reporting requirements under Section 12 of the U.S. Exchange Act, has filed all reports required to be filed pursuant to Section 13 of the U.S. Exchange Act, and is in compliance with its obligations under the U.S. Exchange Act;

(bb)	to the best of its knowledge and belief, neither Ivanhoe nor any of its Material Subsidiaries (other than SGR and its Subsidiaries) or any person acting on behalf of Ivanhoe or any such Material Subsidiary, has made any Prohibited Payment with respect to the conduct of business of Ivanhoe or any such Material Subsidiary or any transaction contemplated by the Transaction Documents or with respect to the OT Project, including in connection with obtaining licenses, permits, concessions or other authorizations for the OT Project;

(cc)	(i) OT LLC has all necessary licenses, permits, approvals, consents, certificates, registrations and authorizations necessary to carry on the Operations as currently conducted including all land use certificates necessary to access all of those areas to which the Existing Licenses pertain, except with respect to license 6711 A over 9070 hectares which Ivanhoe has relinquished its interest; (ii) neither Ivanhoe nor any of the Material Subsidiaries has received any notice of default of any of its obligations under any licence, permit, approval, consent, certificate, registration or authorization related the OT Project (including, without limitation, the OT Investment Agreement) the termination of which would reasonably be expected to have a Material Adverse Effect; and (iii) nothing in the Bridge Funding Facility Documents conflicts with or could reasonably be expected to cause Ivanhoe or any of the Material Subsidiaries to breach any of its obligations under any licence, permit, approval, consent, certificate, registration or authorization related to the OT Project (including, without limitation, the OT Investment Agreement);

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(dd)	to the best of Ivanhoe’s knowledge (except with respect to license 6711 A over 9070 hectares which Ivanhoe has relinquished its interest): (i) the Existing Licenses are validly held by OT LLC, (ii) there is no reason why any part of the Existing Licenses will be surrendered, released or reduced in any way, (iii) the Existing Licenses have been properly granted and issued by the appropriate Governmental Authority; (iv) all terms of, and all requirements for holding, the Existing Licenses have been met including the timely payment of all annual license fees and compliance with all environmental bonding obligations; (v) all filings required to be made with the appropriate Governmental Authority in respect of the Existing Licenses have been made; (vi) all work required in order for OT LLC to hold the Existing Licenses has been performed and all fees payable to the appropriate Governmental Authority in respect thereof have been paid to date; (vii) the Existing Licenses are clear of defects in title and are not the subject of any unsatisfied penalties or unresolved disputes; (viii) except for the OT Payment, the Existing Licenses are free and clear of all Encumbrances and are not subject to the claims of any third party other than the Government of Mongolia in accordance with the Applicable Laws of Mongolia; and (ix) there are no mineral licenses or tenures conflicting with the Existing Licenses;

(ee)	neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transactions contemplated by the Bridge Funding Facility Documents and the MOA, exceeds 25 per cent of Ivanhoe’s market capitalization as determined by Ivanhoe’s board of directors in accordance with Part 5 of MI 61-101;

(ff)	no Event of Default has occurred and is continuing and, to the knowledge of Ivanhoe, there exists no state of facts or circumstances which after notice or lapse of time or both or otherwise would constitute an Event of Default;

(gg)	as of the date of the OT Bridge Funding Agreement and all other Bridge Funding Facility Documents, the Bridge Funding Facility Documents do not need to be stamped or registered except for the registration to be made in British Columbia and Yukon personal property registers in order to perfect the security interest granted to the Lender by Ivanhoe under the General Security Agreement;

(hh)	except for the OT Payment, no Encumbrance has been directly or indirectly created by Ivanhoe or any of its Subsidiaries on the whole or any part of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom other than Permitted Encumbrances;

(ii)	except for the OT Payment and the Management Services Agreement, no direct or indirect transfer of the revenues or cash flows derived from the OT Project (including by way of royalties, technical fees or management fees) has been made, nor has any direct or indirect transfer of a direct or indirect interest therein been made, by Ivanhoe or any of its Subsidiaries;

(jj)	no direct or indirect off-take contract or marketing contract with respect to the OT Project has been entered into by Ivanhoe or any of its Subsidiaries other than as permitted under the terms of the OT Bridge Funding Agreement;

(kk)	neither Ivanhoe nor any of its Material Subsidiaries (other than SGR and its Subsidiaries) has any Debt outstanding other than Permitted Debt;

(ll)	Ivanhoe and each of its Material Subsidiaries owns all of its assets, property and undertaking, and has good and marketable title to such assets, property and undertaking, in each case free and clear of all Encumbrances and claims except Permitted Encumbrances;

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(mm)	neither Ivanhoe nor any of its Material Subsidiaries is in default under any instrument evidencing any Debt or under the terms of any instrument pursuant to which any Debt has been issued or made and delivered, and there exists no state of facts or circumstances which after the giving of notice or the lapse of time or both or otherwise would constitute a default; and

(nn)	the General Security Agreement confers (or, if this representation and warranty is given at and as of a time prior to the entering into of the General Security Agreement, will confer upon its execution prior to the first advance of funds to Ivanhoe being made under the Bridge Facility) the security interest it purports to confer (subject to any limitations to enforcement under Applicable Law) and if executed, the General Security Agreement is fully perfected and creates a first ranking charge over all of the assets, subject to the Permitted Encumbrances, over which it purports to create or evidence security in favour of the Lender.

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Appendix 2

Disclosed Encumbrances

Secured Party	Base Registration Number	Jurisdiction
HSBC Bank Canada	614342D	BC
HSBC Bank Canada	974155D	BC
HSBC Bank Canada	974325D	BC
Bank of Montreal	922395E	BC
North Shore Leasing Ltd.	221701F	BC
Canadian Imperial Bank of Commerce	062385G	BC
Rio Tinto South East Asia Limited	463599G	BC
HSBC Bank Canada	2007/10/19 50421	Yukon
HSBC Bank Canada	2007/10/19 50439	Yukon
Bank of Montreal	2009/03/25 59750	Yukon
Rio Tinto South East Asia Limited	2011/10/13 82205	Yukon

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Appendix 3

Certain Permitted Debt (as of March 31, 2012)

A. Debt of Material Subsidiaries (other than SGER and its Subsidiaries)

OT LLC and Ivanhoe Holdco’s

			Interest	Due	Amount Owing
Debtor	Name of Creditor	Title	Rate	Date	(US$)
Ivanhoe Mines Delaware Holdings LLC	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$74,165.64
Ivanhoe Mines Delaware Holdings LLC	Ivanhoe Mines Aruba Holdings LLC A.V.V.	Intercompany Debt	n/a	n/a	$2.00
Ivanhoe Mines Aruba Holdings LLC A.V.V.	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$46,062.34
Ivanhoe Mines Aruba Holdings LLC A.V.V.	Ivanhoe Oyu Tolgoi (BVI) Ltd.	Intercompany Debt	n/a	n/a	$1.00
Ivanhoe Oyu Tolgoi (BVI) Ltd.	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$6,191,593.59
Ivanhoe Mines Ltd.	Movele S.a.r.l	Credit Facility	(2)	n/a	$526,347.76
Oyu Tolgoi Netherlands B.V. LLC	Movele S.a.r.l	Credit Facility	(2)	n/a	$267,523.24
Oyu Tolgoi Netherlands B.V. LLC	Movele S.a.r.l	Credit Facility	(2)	n/a	$113,101,703.54
Oyu Tolgoi Netherlands B.V. LLC	Movele S.a.r.l	Credit Facility	(2)	n/a	$1,106,180,427.94
Movele S.a.r.l	Ivanhoe Mines, Turquoise Hill Luxemburg	Intercompany Debt	n/a	n/a	$1,144,842,031.05
Oyu Tolgoi LLC	Oyu Tolgoi Netherlands B.V. LLC	Credit Facility	(1)	n/a	$1,106,281,751.92
Oyu Tolgoi LLC	Movele S.a.r.l	Shareholder Loan	(1)	n/a	$888,233,606.98
Oyu Tolgoi LLC	Movele S.a.r.l	Promissory Note	(1)	n/a	$232,574,435.51
Oyu Tolgoi LLC	Movele S.a.r.l	Credit Facility	(1)	n/a	$1,903,383,091.06
Oyu Tolgoi LLC	Ivanhoe Mines Ltd.	Non-Interest bearing	n/a	n/a	$282,527,192.55
Oyu Tolgoi LLC	Ivanhoe Mines Ltd. & Rio Tinto International Holding (or its assignee)	Management Services Payment (3)	n/a	n/a	$113,565,968.83

					$6,897,795,904.95

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(1)

Interest shall accrue on a quarterly basis at the rate of LIBOR plus 6.50%. For the avoidance of doubt, the reference to LIBOR (for the relevant quarter) plus 6.50% is an annual effective rate. At the end of each quarter, interest will be calculated on the principal amount of the loan plus accrued interest to that point in time less all repayments made by the company to that point in time. Interest will be computed on the basis of the actual number of days elapsed and a year of 360 days. If a calendar quarter ends on a day which is not a working day, that calendar quarter will be extended to the next working day.

(2)

Interest shall accrue on a quarterly basis at the rate of LIBOR plus 6.44662%. For the avoidance of doubt, the reference to LIBOR (for the relevant quarter) plus 6.44662%. is an annual effective rate. At the end of each quarter, interest will be calculated on the principal amount of the loan plus accrued interest to that point in time less all repayments made by the company to that point in time. Interest will be computed on the basis of the actual number of days elapsed and a year of 360 days. If a calendar quarter ends on a day which is not a working day, that calendar quarter will be extended to the next working day.

(3)	Management Services Payment balance as at December 31, 2011. Amount confirmed with Oyu Tolgoi LLC on a quarterly basis. The March 31, 2012 amount has not yet been finalized.

Other Mongolian Subsidiaries (Non OT)

			Interest	Due	Amount Owing
Debtor	Name of Creditor	Title	Rate	Date	(US$)
AGM Holding Company Pte Ltd.	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$64,491.25
Asia Gold Mongolia LLC	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$15,153,968.11
Asia Naran Bulag LLC	Asia Gold Mongolia LLC	Intercompany Debt	n/a	n/a	$5,659.69
Asia Gold Mongolia LLC	PT AGC Indonesia	Intercompany Debt	n/a	n/a	$69,053.86
Ivanhoe Kharmagtai Pte Ltd.	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$30,438.23
Ivanhoe Kharmagtai Pte Ltd.	Ivanhoe Ulaan Pte Ltd.	Intercompany Debt	n/a	n/a	$1.00
Ivanhoe Ulaan Pte Ltd.	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$23,785.89
Ivanhoe Ulaan Pte Ltd.	Ivanhoe Oyu Tolgoi (BVI) Ltd.	Intercompany Debt	n/a	n/a	$20,000.00
Oyut Ulaan LLC	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$3,675,048.80
Oyut Ulaan LLC	Ivanhoe Ulaan Pte Ltd.	Intercompany Debt	n/a	n/a	$6,043,389.83

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			Interest	Due	Amount Owing
Debtor	Name of Creditor	Title	Rate	Date	(US$)
Mongolia Gas & Exploration LLC	Ivanhoe Mines Ltd.	Intercompany Debt	n/a	n/a	$448,432.39

					$25,534,269.05

B. Guarantees by Ivanhoe In Relation to Debt of Material Subsidiaries (other than SGER and its Subsidiaries)

Date of		Date of	Amount		Guarantee
Contract	Name of Contractor	Guarantee	Guaranteed		Expiry Date
01/15/2007	Aggreko International Projects Limited	01/01/2012	US$	2,292,960.00	06/20/2012
11/17/2006	FLSmidth Inc. (formerly FFE Minerals USA Inc.)	03/16/2010	US$	5,776,126.26	06/10/2012
03/06/2007	ABB Hong Kong Ltd. (1)	08/08/2011	US$	27,167,570.96	03/31/2012

		Total USD		$35,236,657.22

(1)	Parent Company Guarantee expired on March 31, 2012 and no extension has been completed.

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Appendix 4

Form of General Security Agreement

- See Attached -

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Appendix 5

Financial Institutions

ANZ

Bank of Montréal

Bank of Nova Scotia

Bank of Tokyo Mitsubishi UFJ

Barclays

BBVA

BNP Paribas

CIBC

Commonwealth Bank of Australia

Crédit Agricole

Deutsche Bank

HSBC

JP Morgan

Macquarie

Mizuho

Morgan Stanley

National Australia Bank

Natixis

Royal Bank of Canada

Royal Bank of Scotland

Santander

Société Générale Standard Chartered

Sumitomo Mitsui Banking Corporation Toronto Dominion

UBS

Westpac

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Appendix 6

Legal Opinions

A.	Ivanhoe

1.	Yukon – Lackowicz & Hoffman

•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property, carry on business and execute, deliver and perform its obligations under the Bridge Funding Facility Documents;

•	All necessary corporate action taken to authorize execution, delivery and performance of the Bridge Funding Facility Documents;

•	Due execution and delivery of the Bridge Funding Facility Documents;

•	No consent, approval, authorization, filing, etc. required with courts, regulatory authorities, etc. for execution, delivery or performance of the Bridge Funding Facility Documents; and

•	Execution, delivery and performance of the Bridge Funding Facility Documents will not conflict with articles, by-laws or Yukon law.

•	General Security Agreement creates a valid security interest.

•	Registration made where necessary in the Yukon to perfect the security created by the General Security Agreement;

2.	BC – Goodmans

•	Ivanhoe a reporting issuer not in default;

•	Ivanhoe validly extra-provincially registered in B.C.;

•	Other than PPSA financing statements, no consent, approval, authorization, filing, etc. required with courts, regulatory authorities, etc. for execution, delivery or performance of the Bridge Funding Facility Documents;

•	Execution, delivery and performance of the Bridge Funding Facility Documents will not conflict with B.C. law;

•	General Security Agreement constitute a legal, valid, binding and enforceable obligation of Ivanhoe;

•	General Security Agreement creates a valid security interest;

•	Registration made where necessary in B.C. to perfect the security created by the General Security Agreement;

•	Choice of U.K. laws for OT Bridge Funding Agreement valid; and

•	Enforceability of U.K. judgments by a B.C. court.

3.	English – White & Case, London

Part (i):

•	No consents, licenses, approvals or authorizations of any governmental or other authority or agency in the United Kingdom are required by Ivanhoe by law for execution of the MOA and a Definitive Bridge Funding Agreement (if then executed), the performance of Schedule F and performance of the OT Bridge Funding Agreement;

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•	No requirement under English law for the filing of the MOA (including Schedule F) or the OT Bridge Funding Agreement with any court or other authority in England and Wales to ensure enforceability or admissibility in evidence;

•	Execution of the MOA and a Definitive Bridge Funding Agreement (if then executed) and the performance of Schedule F and the OT Bridge Funding Agreement by Ivanhoe will not conflict with English law; and

•	OT Bridge Funding Agreement and Schedule F of the MOA constitute legal, valid, binding and enforceable obligations of Ivanhoe.

Part (ii):

•	No consents, licenses, approvals or authorizations of any governmental or other authority or agency in the United Kingdom are required by Ivanhoe by law for execution and performance of the Definitive Bridge Funding Agreement;

•	No requirement under English law for the filing of the Definitive Bridge Funding Agreement with any court or other authority in England and Wales to ensure enforceability or admissibility in evidence;

•	Execution of the Definitive Bridge Funding Agreement and the performance of Definitive Bridge Funding Agreement by Ivanhoe will not conflict with English law; and

•	Definitive Bridge Funding Agreement constitutes legal, valid, binding and enforceable obligations of Ivanhoe.

B.	Ivanhoe Mines Delaware Holdings, LLC (“Delaware Holdings”) – Morris, Nichols, Arsht & Tunnell LLP

•	Formation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Ivanhoe is sole member;

•	Interests duly authorized, validly issued, fully paid and non-assessable; and

•	No steps taken to appoint receiver or liquidator or to wind up.

C.	Ivanhoe Mines Aruba Holdings LLC A.V.V. (“Ivanhoe Aruba”) – VanEps Kunneman VanDoorne

•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Not wound up, declared bankrupt or been granted suspension of payment;

•	Authorized and issued share capital;

•	Delaware Holdings is sole shareholder; and

•	In proceedings undertaken in Aruba, neither the Company nor its assets is immune from legal action or proceeding.

D.	Ivanhoe Oyu Tolgoi (BVI) Ltd. (“OT BVI”) – Harney Westwood & Riegels

•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Authorized and issued share capital; and

•	Ivanhoe Aruba is sole shareholder.

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E.	Ivanhoe OT Mines Ltd. (“OT Mines”) – Goodmans

•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Authorized and issued share capital; and

•	Ivanhoe is sole shareholder.

F.	Turquoise Hill Netherlands Coöperatief U.A. (“Co-op”) – DLA Piper Nederland N.V.

•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business; and

•	Attaching extract from Chamber of Commerce trade register and company certified copy of membership register.

G.	Oyu Tolgoi Netherlands B.V. (“OT NBV”) – DLA Piper Nederland N.V.

•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business; and

•	Attaching extract from Chamber of Commerce trade register showing authorized and issued capital and company certified copy of share register.

H.	Movele S.à.r.l. – Kaufhold Ossola & Associes

•	Incorporation, valid existence and good standing;

•	No records regarding bankruptcy adjudication, filing for moratorium or reprieve from payment, controlled management or general settlement or composition with creditors;

•	Corporate power and capacity to own property and carry on business;

•	Valid registration with Luxembourg Trade and Companies Register;

•	Authorized and issued share capital; and

•	Turquoise Hill Luxembourg-Ivanhoe Mines Ltd., Luxembourg Branch is the sole shareholder.

I.	Oyu Tolgoi LLC – Lynch & Mahoney

•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Authorized and issued share capital;

•	Erdenes MGL LLC, OT BVI and OT NBV are sole shareholders; and

•	Opinions relating to licenses, license areas and surface rights as provided in the November 28, 2011 opinion delivered in connection with the signing of the PPA.

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J.	-Turquoise Hill Luxembourg-Ivanhoe Mines Ltd., Luxembourg Branch – Kaufhold Ossola & Associes

•	Establishment and registration, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Valid registration with Luxembourg Trade and Companies Register;

•	Location of head office;

•	No records regarding bankruptcy adjudication, filing for moratorium or reprieve from payment, controlled management or general settlement or composition with creditors;

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Appendix 7 – Sample Form of Funding Request

To:	Rio Tinto International Holdings Limited (“Rio Tinto”)

And To:	• (the “Lender”)

Re:	Required funds for the month ended •, 201•: U.S.$• (the “ Required Funds”)

(Amounts in thousands of U.S. dollars)
REQUIRED FUNDS	$•

(Amounts in thousands of U.S. dollars)
Available Funds (for the month ending•, 201•)
A	OT Account Balance (as of the date of this Request Notice)	$ •
B	Less Maximum Permitted OT Bank Account Reserve	$ •
	AVAILABLE OT FUNDS (Difference of A and B)	$ •
	Less Required Funds	$ •
	Less Expected•, 201• interest payment (the “Interest Amount”)	$ •
	Funding Call (if required)	$ •

Pursuant to the Funding Notice dated •, 201• regarding the Required Funds for the month of • 201• delivered to the undersigned in accordance with Section 44 of the heads of agreement dated December 8, 2010, (as amended, supplemented or restated from time to time, the “Heads of Agreement”) between the undersigned and Rio Tinto, the undersigned hereby: (check as applicable)

☐ Confirms that it has sufficient Available OT Funds to meet the request for Required Funds.

OR

☐ Confirms that it has sufficient availability under the Interim Funding Facility in the amount of $• to meet the Funding Call Deficiency (the “Funding Call Deficiency Shortfall”).

OR

☐ Confirms that it has concurrently requested a drawdown under the Interim Funding Facility in the amount of $•, such amount being insufficient to meet the Funding Call Deficiency, that there will be no remaining availability under the Interim Funding Facility after such drawdown occurs and that has no remaining or other sources of funds as of the date of hereof other than US$100,000,000 in the aggregate.

☐ Confirms that there is no availability under the Interim Funding Facility and that it has no remaining or other sources of funds as of the date of hereof other than US$100,000,000 in the aggregate.

AND

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☐ Requests a drawdown under the Bridge Facility in the amount of $•, such amount (together with the concurrent drawdown requested under the Interim Funding Facility, if applicable) being sufficient to meet the Funding Call Deficiency.

OR

☐ Requests a drawdown under the Bridge Facility in the amount of $•, such amount (together with the concurrent drawdown requested under the Interim Funding Facility, if applicable) being sufficient to meet the Funding Call Deficiency and requests the application of the Interest Capitalization Alternative.

All capitalized terms used herein shall have the meanings ascribed to such terms in the Heads of Agreement and the Bridge Facility, as applicable. Unless otherwise indicated herein, all references to currency herein are to lawful money of the United States and, for greater certainty, “$” means United States dollars.

Dated •, 201•

IVANHOE MINES LTD.

Per:
Chief Financial Officer

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SCHEDULE F

AMENDMENTS TO OT INTERIM FUNDING AGREEMENT

1.	Ivanhoe, Rio Tinto and the Rio Tinto Funding Company agree that Section 1(k) of the OT Interim Funding Agreement is deleted in its entirety and replaced as follows:

““Permitted Debt” means (i) Debt under the OT Interim Funding Agreement, (ii) Debt under the OT Bridge Funding Agreement, (iii) Debt of Material Subsidiaries (other than SGER and its Subsidiaries) in favour of the parties and in the amounts specified in Appendix 3 hereto as such Appendix may be revised from time to time with the consent of the Lender; (iv) the ABCP Indebtedness; (v) guarantees granted by Ivanhoe in relation to any Debt of Material Subsidiaries (other than SGER and its Subsidiaries) in favour of the parties and in the amounts specified in Appendix 3 hereto as such Appendix may be revised from time to time with the consent of the Lender; (vi) any parent guarantee or letter of credit issued after the date hereof by or for the account of Ivanhoe in favour of a third party to secure a contractual obligation (other than an obligation to repay borrowed money) of a Material Subsidiary (other than SGER and its Subsidiaries) to such third party in furtherance of the plan and budget then in effect from time to time for the OT Project; (vii) any parent guarantee granted by Ivanhoe in the ordinary course of business in relation to any Subsidiary (other than SGER and its Subsidiaries) for business related office equipment leases, including photocopiers, office furniture and computers; (viii) Debt of Ivanhoe for business related office equipment leases, including photocopiers, office furniture and computers; (ix) Debt (other than in respect of the OT Project Financing) secured by Permitted Encumbrances; (x) Debt existing on the date hereof secured by Disclosed Encumbrances; (xi) Debt in respect of the OT Project Financing (“OT Project Financing Permitted Debt”) provided that such OT Project Financing will permit Ivanhoe to fully comply with its obligations under Section 8(e) hereof, failing which compliance such Debt will not be Permitted Debt and will be deemed never to have been Permitted Debt; and (xii) Debt that constitutes Additional Funding (as defined in Schedule E to the Heads of Agreement)”

2.	Ivanhoe, Rio Tinto and the Rio Tinto Funding Company agree that Section 1(e) of the OT Interim Funding Agreement is deleted in its entirety and replaced as follows:

““Distributed OT Cash Flow” means, in respect of any period, any cash or cash equivalents that are paid or otherwise transferred (or which save for the provisions of the standing payment directions provided by OT LLC to the Rio Tinto Manager would have been paid) during such period from OT LLC:

(i)	to or for the account of Ivanhoe or any of its Subsidiaries; or

(ii)	to any member of the Rio Tinto Group (or any third party to which the Lender’s rights under the OT Bridge Funding Agreement may be assigned as permitted hereby) at the direction of Ivanhoe or any of its Subsidiaries in satisfaction of amounts otherwise transferable to Ivanhoe or any of its Subsidiaries, including for greater certainty (A) any amounts paid or transferred as repayments of shareholder loans, payments on redemption of shares or cash dividends, (B) cash distributions (but not accruals) on account of the Management Services Payment (it being acknowledged that Ivanhoe and Rio Tinto have agreed that the Management Services Payment may be accrued by OT LLC until the Commencement of Production), and (C) any other amounts paid or transferred to or for the account of Ivanhoe, any of its Subsidiaries, any such member of the Rio Tinto Group or any such third party as foresaid with funds deriving in any manner whatsoever from the OT Project;”

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3.	Ivanhoe, Rio Tinto and the Rio Tinto Funding Company agree that Section 1(l) of the OT Interim Funding Agreement is deleted in its entirety and replaced as follows:

““Transaction Documents” means the Facility Documents, the Bridge Funding Facility Documents, the Memorandum of Agreement, the Heads of Agreement, the Final Documentation, the Anti-Dilution Subscription Rights certificate, the PPA, the ACAA, the warrant certificates relating to the Series D Warrants, the OT Investment Agreement and the OT Shareholders Agreement, each as amended from time to time.”

4.	Ivanhoe, Rio Tinto and the Rio Tinto Funding Company agree that Section 1 of the OT Interim Funding Agreement is amended by deleting the last paragraph thereof and replacing such paragraph as follows:

“All other capitalized terms not otherwise defined herein, including for greater certainty “Permitted Encumbrance”, will have the meanings given to them in the Heads of Agreement and the memorandum of agreement dated April 17, 2012 among Ivanhoe, Rio Tinto and RTSEA (the “Memorandum of Agreement”), as applicable, provided that references herein to the OT Management Agreement or the RT/IVN Governance Agreement will be subject to Section 92(a) of the Heads of Agreement. The Appendices attached hereto form part of these Terms and Conditions and are an integral part hereof. Other than as used in Appendix 4 hereof, the terms “herein”, “hereof”, “hereunder” and similar expressions refer to these Terms and Conditions and not to any particular Section, Appendix or other portion hereof. The inclusion of reference to Permitted Encumbrances in any Transaction Document is not intended, unless expressly agreed otherwise, to subordinate and will not subordinate any encumbrance created by the General Security Agreement to any Permitted Encumbrance.”

5.	Ivanhoe, Rio Tinto and the Rio Tinto Funding Company agree that Section 3(a) of the OT Interim Funding Agreement is amended by deleting the first sentence thereof and replacing such sentence as follows:

“Ivanhoe and Rio Tinto have agreed in the Heads of Agreement to act together diligently and in good faith to negotiate the OT Project Financing and acknowledge that it is their goal to have the OT Project Financing in place by December 31, 2012.”

6.	Ivanhoe, Rio Tinto and the Rio Tinto Funding Company agree that Section 8(a) of the OT Interim Funding Agreement is deleted in its entirety and replaced as follows:

“Unless repaid earlier from the proceeds of the OT Project Financing or as otherwise permitted hereby, if any amount of principal is outstanding under the Interim Funding Facility on any Payment Date, Ivanhoe will make a prepayment of principal on such Payment Date equal to 100% of the amount of any excess Distributed OT Cash Flow remaining on such Payment Date following the application of the amount of Distributed OT Cash Flow available on such Payment Date in accordance with Section 9(a) of the OT Bridge Funding Agreement less any amount of such excess Distributed OT Cash Flow which is required by Ivanhoe in order to pay interest and any fees hereunder on such Payment Date. In the event any such prepayment is made, the maximum principal amount available under the Interim Funding Facility will thereafter be reduced permanently by the amount of such prepayment.”

7.	Ivanhoe, Rio Tinto and the Rio Tinto Funding Company agree that Section 8(b) of the OT Interim Funding Agreement is deleted in its entirety and replaced as follows:

“Pursuant to one or more payment directions (which may be standing payment directions) from OT LLC, Ivanhoe and each of the Funding Holdcos, the Rio Tinto Manager will be instructed to, and will, pay the amount of any such prepayment on behalf of Ivanhoe directly to the Lender.”

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8.	Ivanhoe, Rio Tinto and the Rio Tinto Funding Company agree that Section 11 of the OT Interim Funding Agreement is deleted in its entirety and replaced as follows:

“OT LLC will maintain construction and operational insurance usual for a project financing as determined by the Lender and notified to Ivanhoe prior to the earlier of the date of signing the Definitive Interim Fund Agreement and Final Documentation Date. While any amount remains outstanding under the OT Interim Funding Agreement, the Lender will be noted as a loss payee on all such insurance policies and, in the event of any insurance claim event in relation to the OT Project which results in the payment of more than US$250 million in insurance proceeds, such proceeds will be applied to prepay in part the outstanding principal under the Bridge Facility or the Interim Funding Facility at the sole discretion of the Lender unless the Lender agrees otherwise in writing.”

9.	Ivanhoe, Rio Tinto and the Rio Tinto Funding Company agree that Section 14 of the OT Interim Funding Agreement is amended by adding the following subsection as last paragraph thereof:

“(n)    any of the indebtedness of Ivanhoe under the OT Bridge Funding Agreement is not paid when due (taking into account any applicable cure period) or is accelerated or otherwise becomes due and payable (or is capable of being accelerated) prior to its specified maturity date in accordance with the terms of the OT Bridge Funding Agreement.”

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SCHEDULE G

AMENDMENTS TO PPA AND HOA

1.	Ivanhoe and Rio Tinto agree that the definition of “Permitted Encumbrance” in Schedule A of the HoA is deleted in its entirety and replaced as follows:

““Permitted Encumbrance” means at any time and from time to time:

(a)	undetermined or inchoate Encumbrances incidental to construction, maintenance or operations which have not at the time been filed pursuant to law;

(b)	the Encumbrance of taxes and assessments for the then current year, the Encumbrance for taxes and assessments not at the time overdue and Encumbrances securing worker’s compensation assessments which are not overdue;

(c)	cash or governmental obligations deposited in the ordinary course of business in connection with contracts, bids, tenders or to secure worker’s compensation, unemployment insurance, surety or appeal bonds, costs of litigation, when required by law, public and statutory obligations, Encumbrances or claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar Encumbrances;

(d)	security given in the ordinary course of business to a public utility or any Governmental Authority when required by such utility or Governmental Authority in connection with the ordinary course of the business of the OT Project;

(e)	easements, rights of way and servitudes in existence at the date hereof and future easements, rights of way and servitudes which in the reasonable opinion of the Rio Tinto will not in the aggregate materially impair the use of real property concerned for the purpose for which it is held or used by Ivanhoe or its Subsidiaries;

(f)	all rights reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant or permit held by Ivanhoe or its Subsidiaries or by any statutory provision to terminate any such lease, licence, franchise grant or permit or to require annual or periodic payments as a condition of the continuance thereof or to distrain against or to obtain a Encumbrance on any property or assets of Ivanhoe or its Subsidiaries in the event of failure to make such annual or other periodic payments;

(g)	security given in respect of the Interim Funding Facility;

(h)	security given in respect of the Bridge Facility (including the Encumbrances constituted by or pursuant to the General Security Agreement as defined in the OT Bridge Funding Agreement);

(i)	security given in respect of the OT Project Financing if and for so long as the debt in respect of the OT Project Financing constitutes Permitted Debt, as defined in Schedule D attached hereto for purposes of the OT Interim Funding Agreement, failing which such Encumbrances will cease to be, and will be deemed never to have been, Permitted Encumbrances;

(j)	solely for purposes of Section 71 of this Heads of Agreement, security given in respect of the OT Project Financing or any Additional Funding (as defined in Schedule E to this Heads of Agreement);

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(k)	the Encumbrances constituted by or pursuant to the General Security Agreement (as defined in Schedule D to this Heads of Agreement);

(l)	the Disclosed Encumbrances (as defined in Schedule D to this Heads of Agreement);

(m)	the ABCP Encumbrances;

(n)	the Disclosed Encumbrances set out in Appendix 2 of the OT Bridge Funding Agreement; and

(o)	such other Encumbrances as may from time to time be consented to in writing by Rio Tinto.”

2.	Ivanhoe and Rio Tinto agree that the definition of “Affiliate” in Section 1.1 of the PPA is hereby deleted in its entirety and replaced as follows:

““Affiliate” means, in respect of a specified person, any person which Controls, is Controlled by, or is under common Control with, such specified person and, in the case of Rio Tinto or any member of the Rio Tinto Group, “Affiliate” includes any member of the Rio Tinto Group but excludes Ivanhoe and its Subsidiaries and, in the case of Ivanhoe or any of its Subsidiaries, excludes any member of the Rio Tinto Group;”

3.	Ivanhoe and Rio Tinto agree that the definition of “Rio Tinto Group” in Section 1.1 of the PPA is hereby deleted in its entirety and replaced as follows:

“Rio Tinto Group” means Rio Tinto plc (incorporated in England), Rio Tinto Limited (incorporated in Victoria, Australia) and any other corporation wherever situated in which Rio Tinto plc and/or Rio Tinto Limited owns or Controls, directly or indirectly, more than 50 per cent of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of the corporation but excludes Ivanhoe and its Subsidiaries;

4.	Ivanhoe and Rio Tinto agree that Section 2.14 of the PPA is deleted in its entirety and replaced as follows:

“Ivanhoe covenants and agrees that, other than $100 million in the aggregate which it may retain at all times for its general corporate purposes including the payment of taxes and corporate expenses, it will use all of the proceeds from the New Rights Offering and from the sale of Ivanhoe Shares or Ivanhoe Convertible Securities to a member of the Rio Tinto Group to fund expenditures in respect of Operations (which, for the purpose of this Section 2.14, will include interest (grossed up for any applicable withholding taxes) and fees payable under the Interim Funding Facility) and any mandatory prepayment provisions in the OT Bridge Funding Agreement. For greater certainty, such proceeds may not be used for any other purpose, such as the repayment of the Interim Funding Facility, without the prior written consent of Rio Tinto.”

5.	Ivanhoe and Rio Tinto agree that, effective as of the Closing, Section 25 of the HoA will be deleted in its entirety and replaced as follows:

“Ivanhoe covenants and agrees that the proceeds from the sale of any Non-OT Assets may not be used, directly or indirectly, to acquire any new assets or to fund any existing projects other than to fund expenditures in respect of Operations (which, for the purpose of this Section 25, will include interest (grossed up for any applicable withholding taxes) and fees payable under the Interim Funding Facility), or (b) repay the Interim Funding Facility without the prior written consent of Rio Tinto. For greater certainty, proceeds from the sale of Non-OT Assets may, subject to the foregoing restrictions and any mandatory prepayment provisions in the OT Bridge Funding Agreement, be used for Ivanhoe’s general corporate purposes including the payment of taxes and corporate expenses.”

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6.	Ivanhoe and Rio Tinto agree that Section 27 of the HoA is deleted in its entirety and replaced as follows:

“From the Closing Date until the date upon which (i) the OT Project Financing is obtained, (ii) all of the conditions precedent to the first drawdown under the OT Project Financing have been met or waived, and (iii) each of the Interim Funding Facility and the Bridge Facility have been repaid in full, Ivanhoe will, subject to Section 29 hereof, deposit in the OT Account:

(a)	the gross proceeds from the Rights Offering;

(b)	subject to any mandatory prepayment provisions in the OT Bridge Funding Agreement, the gross proceeds of the New Rights Offering;

(c)	the gross proceeds from the issuance to any member of the Rio Tinto Group of Ivanhoe Shares or Ivanhoe Convertible Securities (including, the any Anti-Dilution Ivanhoe Shares and any Ivanhoe Shares issued upon the exercise of the Outstanding Warrants, the Series D Warrants, any Ivanhoe Shares issued upon the exercise of the Series D Warrants, the Subscription Right, any Ivanhoe Shares issued upon the exercise of the Subscription Right, the Anti-Dilution Subscription Right and any Ivanhoe Shares issued upon the exercise of the Anti-Dilution Subscription Right);

(d)	subject to any mandatory prepayment provisions in the OT Bridge Funding Agreement, the net proceeds, if any, from the sale of any Non-OT Assets that Ivanhoe, in its discretion, determines to use for the development of the OT Project;

(e)	any draw down proceeds from the Interim Funding Facility;

(f)	any draw down proceeds from the Bridge Facility; and

(g)	any other funds required by a Transaction Document to be paid to OT LLC or applied for the purposes of the OT Project.”

7.	Ivanhoe and Rio Tinto agree that Section 29 of the HoA is deleted in its entirety and replaced as follows:

“From the Closing Date until the date upon which (i) the OT Project Financing is obtained, (ii) all of the conditions precedent to the first drawdown under the OT Project Financing have been met or waived, and (iii) each of the Interim Funding Facility and the Bridge Facility have been repaid in full, Ivanhoe may maintain in the Non-OT Account up to $100 million in the aggregate which it may retain at all times for its general corporate purposes including the payment of taxes and corporate expenses.”

8.	Ivanhoe and Rio Tinto agree that Section 44 of the HoA is deleted in its entirety and replaced as follows:

“From the Effective Date until earlier of (i) the date upon which the OT Project Financing is obtained, or (ii) both the Interim Funding Facility and the Bridge Facility are either fully drawn or repaid and terminated, Rio Tinto will cause the Rio Tinto Manager to prepare and submit to Ivanhoe, no later than the fifth (5th) Business Day of each calendar month, an estimate of the expected costs and expenditures in respect of Operations for the immediate calendar month (the “Monthly Estimate”) and the Rio Tinto Manager will include with each Monthly Estimate a direction regarding (i) the delivery of the funds to the Rio Tinto Manager (or as otherwise directed by the Rio Tinto Manager) required to meet Monthly Estimate plus a reserve of $25 million, (ii) the Rio Tinto Manager’s understanding of the number of Outstanding Warrants and their exercise price, and (iii) the Rio Tinto Manager’s understanding of the total funds available to Ivanhoe under the Interim Funding Facility and the Bridge Facility, as applicable, all substantially in the form attached hereto as Schedule N (each, a “Funding Notice”). For the avoidance of doubt, the reserve of $25 million may only be used by the Rio Tinto Manager in respect of budgets approved by the Technical Committee and the board of directors of OT LLC or, if any such budget has not yet been approved, the budget then in effect under the OT Management Agreement, or in respect of costs which the Rio Tinto Manager is otherwise authorised to incur under the OT Management Agreement.”

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9.	Ivanhoe and Rio Tinto agree that Section 47 of the HoA is deleted in its entirety and replaced as follows:

“If (i) there are no Outstanding Warrants, or (ii) the proceeds available from the exercise of all Outstanding Warrants would be insufficient to fund the Funding Call as set out in the then current Funding Request, Ivanhoe will, within five (5) Business Days following delivery of the Funding Request, make a request for draw down under the Interim Funding Facility to be advanced by the end of the calendar month in an amount equal to (such amount being a “Funding Call Deficiency”) the least of (i) such Funding Call, (ii) the amount by which the proceeds available from the exercise of all Outstanding Warrants would be insufficient to fund such Funding Call and (iii) the undrawn amount under the Interim Funding Facility. If (i) the undrawn amount under the Interim Funding Facility is insufficient to meet a Funding Call Deficiency, or (ii) the Interim Funding Facility is fully drawn, Ivanhoe will make a request for a draw down under the Bridge Facility to be advanced (in addition to any advance being made under the Interim Funding Facility) by the end of the calendar month in an amount equal to the least of (i) the amount by which the proceeds available under the Interim Funding Facility would be insufficient to meet a Funding Call Deficiency and (ii) the undrawn amount under the Bridge Facility. Absent manifest error in the Funding Request and subject to the terms and conditions of the Interim Funding Facility or Bridge Facility, as applicable, and there being sufficient funds in the Interim Funding Facility or Bridge Facility, as applicable, the Rio Tinto Funding Company will advance such Funding Call Deficiency and deliver such funds to the Rio Tinto Manager in accordance with the direction in the Funding Notice.”

10.	Ivanhoe and Rio Tinto agree that Section 49 of the HoA is deleted in its entirety and replaced as follows:

“If Ivanhoe fails to deliver a Funding Request within five (5) Business Days following receipt of a Funding Notice, then, upon notice from Rio Tinto to Ivanhoe, a Funding Call in the amount set out in the Funding Notice shall be deemed to have been made. If Ivanhoe fails to request a draw down under the Interim Funding Facility or Bridge Facility, as applicable, as required in Section 47 hereof, then, upon notice from Rio Tinto to Ivanhoe, a draw down under the Interim Funding Facility and/or the Bridge Facility (as applicable) in the amount of the Funding Call Deficiency shall be deemed to have been made.

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SCHEDULE H

FORM OF SERIES D WARRANT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE SHALL NOT TRADE THE SECURITIES BEFORE —, 2012.

THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT) OR A PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND THE UNDERLYING SECURITIES ISSUABLE UPON THE EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF ALL APPLICABLE STATES OF THE UNITED STATES OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.

SERIES D WARRANTS TO PURCHASE COMMON SHARES

OF

IVANHOE MINES LTD.

(Continued under the laws of the Yukon Territory)

CERTIFICATE	55,000,000
NUMBER	SERIES D WARRANTS
D-1

THIS CERTIFIES THAT, for value received, [RIO TINTO INTERNATIONAL HOLDINGS LIMITED] (the “Holder”) is entitled, at any time and from time to time during the Exercise Period, to subscribe for and purchase, at the Exercise Price, one Common Share (as defined below) in the capital of IVANHOE MINES LTD. (the “Company”) in respect of each Series D Warrant evidenced by this Series D Warrant certificate, by delivering to the Company at its principal office located at Suite 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, Attention: Corporate Secretary, this Series D Warrant certificate, together with a Subscription Form (as defined below), duly completed and executed, and a bank draft, certified cheque or wire transfer payable to the order of the Company, in lawful money of the United States an amount equal to the product of the Exercise Price multiplied by the number of Common Shares stipulated in the Subscription Form as being subscribed for pursuant to the exercise of the Series D Warrants evidenced by this Series D Warrant certificate.

These Series D Warrants and the Common Shares issuable upon the exercise of these Series D Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. These Series D Warrants may not be exercised in the United States or by or on behalf of any U.S. Person (as defined in Regulation S under the U.S. Securities Act) or person in the United States, unless these Series D Warrants and the Common Shares issuable upon exercise hereof have been registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.

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1.	Definitions

1.1 In this Series D Warrant certificate, including the preamble, unless there is something in the subject matter or context inconsistent therewith, the following expressions will have the following meanings namely:

(a)	“Applicable Law” has the meaning assigned to it in the MOA;

(b)	“Business Day” has the meaning assigned to it in the MOA;

(c)	“Common Shares” means the common shares without par value in the capital of the Company;

(d)	“Company” means Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, and its successors;

(e)	“Current Market Price” of the Common Shares at any date, means (i) the volume weighted average trading price per Common Share at which the Common Shares have traded on the Exchange, or, if the Common Shares in respect of which a determination of Current Market Price is being made are not listed on the Exchange but are listed or quoted for trading on another such stock exchange or securities market on such date, on such stock exchange or securities market on which such Common Shares are listed or quoted as may be selected for such purpose by the Company’s board of directors, for the twenty (20) consecutive trading days before such date, or (ii) if the Common Shares in respect of which a determination of Current Market Price is being made are not listed or quoted on any stock exchange or securities market but are traded on the over-the-counter market on such date, the volume weighted average trading price per Common Share at which the Common Shares have traded on the over-the-counter market for any twenty (20) consecutive trading days selected by the Company commencing not more than forty five (45) trading days and ending not fewer than five (5) trading days before such date; provided, however, if such Common Shares are not traded during such forty (40) trading day period for at least twenty (20) consecutive trading days, the simple average of the following prices established for each of twenty (20) consecutive trading days selected by the Company commencing not more than forty five (45) trading days before such date:

(i)	the average of the bid and ask prices for each day on which there was no trading, and

(ii)	the closing price of the Common Shares for each day on which there was trading, or,

(iii)	if the Common Shares in respect of which a determination of Current Market Price is being made are not listed or quoted on any stock exchange or securities market or traded on the over-the-counter market on such date, the Current Market Price will be as determined by the Company’s board of directors or such firm of independent chartered accountants as may be selected by the Company’s board of directors, acting reasonably and in good faith in their sole discretion; and for these purposes, the weighted average price for any period will be determined by dividing the aggregate sale prices during such period by the total number of Common Shares sold during such period;

(f)	“Exchange” means the New York Stock Exchange;

(g)	“Exercise Period” means the period of time commencing on the Issue Date and ending on the third (3rd) anniversary thereof;

(h)	“Exercise Price” means an amount per Common Share in lawful money of the United States equal to $12.79, unless such price shall have been adjusted in accordance with the provisions of Part 10, in which case it shall mean the adjusted price in effect at such time;

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(i)	“Expiry Time” means 5:00 o’clock in the afternoon, Vancouver time, on the last day of the Exercise Period;

(j)	“Holder” means [Rio Tinto International Holdings Limited], a corporation incorporated under the laws of [England and Wales] and its successors and permitted assigns;

(k)	“Issue Date” means —, 2012;

(l)	“MOA” means the memorandum of agreement dated April 17, 2012, between the Company, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as it may be amended from time to time;

(m)	“Notice” has the meaning assigned to it in the MOA;

(n)	“person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof;

(o)	“Rio Tinto Group” has the meaning assigned to it in the MOA;

(p)	“Series D Warrants” means the share purchase warrants of the Company evidenced by, and governed by the terms of, this Series D Warrant certificate;

(q)	“Subscription Form” means the form of subscription annexed hereto as Appendix “1”;

(r)	“Subsidiary” has the meaning assigned to it in the MOA;

(s)	“this Series D Warrant certificate”, “Series D Warrant”, “herein”, “hereby”, “hereof”, “hereto”, “hereunder” and similar expressions mean or refer to this Series D Warrant certificate and any deed or instrument supplemental or ancillary thereto and any appendices or schedules hereto or thereto and not to any particular article, section, subsection, clause, subclause or other portion hereof.

2.	Exercise Period

2.1	The Series D Warrants will be exercisable during the Exercise Period.

3.	Expiry Time

3.1 After the Expiry Time, all rights under any Series D Warrants evidenced hereby which remain unexercised at such Expiry Time will wholly cease and terminate and such Series D Warrants will be null and void and of no value or effect.

4.	Exercise Procedure

4.1 The Holder may exercise its rights hereunder from time to time to purchase Common Shares during the Exercise Period by delivering to the Company in accordance with Part 24 hereof this Series D warrant certificate, with the Subscription Form duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Company. Immediately following any such exercise, the Holder shall deliver to the Company a bank draft or certified cheque payable, or wire transfer confirmation in writing evidencing payment, to the order of the Company, in lawful money of the United States, of an amount equal to the product of the Exercise Price multiplied by the number of Common Shares stipulated in the Subscription Form as being subscribed for pursuant to the exercise of the Series D Warrants evidenced by this Series D Warrant certificate.

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5.	Entitlement to Certificate

5.1 Upon delivery and payment as provided in Part 4, the Company will cause to be issued to the Holder the Common Shares subscribed for up to the maximum number that the Holder is entitled to purchase pursuant to this Series D Warrant certificate and the Holder will become a shareholder of the Company in respect of such Common Shares with effect from the date of such delivery and payment and will be entitled to delivery of a certificate or certificates evidencing such Common Shares and the Company will cause such certificate or certificates to be delivered to the Holder in accordance with Part 24 hereof within three (3) Business Days of such delivery and payment.

6.	Partial Exercise

6.1 The Holder may subscribe for and purchase a number of Common Shares less than the number the Holder is entitled to purchase pursuant to this Series D Warrant certificate. In the event of any such partial subscription and purchase prior to the Expiry Time, the Holder will be entitled to receive, without charge, a new Series D Warrant certificate in respect of the balance of the Common Shares of which the Holder was entitled to purchase pursuant to this Series D Warrant certificate and which were then not purchased.

7.	No Fractional Shares

7.1 Notwithstanding any adjustments provided for in Part 10 hereof or otherwise, the Company will not be required upon the exercise of any Series D Warrants, to issue fractional Common Shares in satisfaction of its obligations hereunder. To the extent that the Holder would be entitled to purchase a fraction of a Common Share, such right may be exercised in respect of such fraction only in combination with other rights which, in the aggregate, entitle the Holder to purchase a whole number of Common Shares.

8.	Not a Shareholder

8.1 Nothing in this Series D Warrant certificate or in the holding of the Series D Warrants evidenced hereby will be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Company.

9.	Covenants

9.1	The Company hereby covenants and agrees that:

(a)	so long as any Series D Warrants evidenced hereby remain outstanding, it will reserve and there will remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the maximum right of purchase provided for herein;

(b)	all Common Shares which will be issued upon the exercise of any Series D Warrants hereunder will, upon payment therefor of the Exercise Price, be issued as fully paid and non-assessable Common Shares;

(c)	it will at its expense expeditiously use its best efforts to obtain the listing of such Common Shares (subject to issue and notice of issue) on each stock exchange, securities market or over-the-counter market on which the Common Shares may be listed from time to time; and

(d)	so long as any Series D Warrants evidenced hereby remain outstanding, it will not effect (i) a reclassification or redesignation of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities, (ii) a consolidation, amalgamation or merger of the Company with or into any other corporation or other entity, or (iii) a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity, without compliance with the adjustment provisions set out in Section 10 below.

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10.	Adjustment to Exercise Price

10.1 The Exercise Price in effect at any time is subject to adjustment from time to time in the events and in the manner provided in this Part 10.

10.2 If, and whenever at any time after the date hereof, the Company:

(a)	issues Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend; or

(b)	makes a distribution on its outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares; or

(c)	subdivides its outstanding Common Shares into a greater number of shares; or

(d)	consolidates its outstanding Common Shares into a lesser number of shares;

(any of such events being called a “Common Share Reorganization”), then the Exercise Price will be adjusted effective immediately after the effective date or record date, whichever is earlier, for the happening of a Common Share Reorganization at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

10.3 To the extent that any adjustment in the Exercise Price occurs pursuant to Section 10.2 as a result of the fixing by the Company of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price will be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and will be further readjusted in such manner upon the expiry of any further such right. If the Holder has not exercised all of the Series D Warrants on or prior to the record date of any stock dividend or distribution or the effective date of any subdivision or consolidation, as the case may be, upon the exercise of such Series D Warrants thereafter, the Holder will be entitled to receive and will accept in lieu of the number of Common Shares then subscribed for and purchased by the Holder, at the Exercise Price determined in accordance with Section 10.2, the aggregate number of Common Shares that the Holder would have been entitled to receive as a result of such Common Share Reorganization, if, on such record date or effective date, as the case may be, the Holder had been the holder of record of the number of Common Shares so subscribed for and purchased.

10.4 If, and whenever at any time after the date hereof, the Company fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares, where:

(a)	the right to subscribe for or purchase Common Shares, or the right to exchange securities for or convert securities into Common Shares, expires not more than forty five (45) days after the date of such issue (the period from the record date to the date of expiry being referred to as the “Rights Period”); and

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(b)	the cost per Common Share during the Rights Period (inclusive of any cost or acquisition of securities exchangeable for or convertible into Common Shares in addition to any direct cost of Common Shares) (such cost being referred to as the “Per Share Cost”) is less than 95% of the Current Market Price of the Common Shares on the record date;

(any of such events being referred to as a “Rights Offering”), then the Exercise Price will be adjusted to a price determined in accordance with Section 10.5.

10.5 In the event of a Rights Offering, the Exercise Price will be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:

(a)	the numerator of which is the aggregate of:

(i)	the number of Common Shares outstanding as of the record date for the Rights Offering; and

(ii)	a number determined by dividing the product of the Per Share Cost and:

A.	where the event giving rise to the application of this Section 10.5 was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the number of Common Shares so subscribed for or purchased during the Rights Period, or

B.	where the event giving rise to the application of this Section 10.5 was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Shares, the number of Common Shares for which those securities so subscribed for or purchased during the Rights Period could have been exchanged or into which they could have been converted, by the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(b)	the denominator of which is

(i)	in the case described in subsection 10.5(a)(ii)A, the number of Common Shares outstanding, or

(ii)	in the case described in subsection 10.5(a)(ii)B, the number of Common Shares that would be outstanding if all the Common Shares described in subsection 10.5(a)(ii)B had been issued,

as at the end of the Rights Period.

Any Common Shares owned by or held for the account of the Company or any Subsidiary of the Company will be deemed not to be outstanding for the purpose of any such computation.

10.6 If, by the terms of any rights, options or warrants referred to in this Part 10, there is more than one purchase, conversion or exchange price per Common Share, the Per Share Cost will be calculated for purposes of the adjustment with reference to the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be.

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10.7 To the extent that any adjustment in the Exercise Price occurs pursuant to Section 10.5 as a result of the issue or distribution of rights, options or warrants referred to in Section 10.5, the Exercise Price will be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and will be further readjusted in such manner upon the expiry of any further such right.

10.8 If the Holder has exercised any Series D Warrants in accordance herewith during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period therefor, the Holder will, in addition to the Common Shares to which it is otherwise entitled upon such exercise, be entitled to that number of additional Common Shares equal to the result obtained when the difference, if any, between:

(a)	the Exercise Price in effect immediately prior to the end of such Rights Offering; and

(b)	the Exercise Price as adjusted hereunder for such Rights Offering;

is multiplied by the number of Common Shares received upon the exercise of such Series D Warrants during such period, and the resulting product is divided by the Exercise Price in respect of such Series D Warrants as adjusted hereunder for such Rights Offering, provided that the provisions of Section 7.1 will be applicable to any fractional interest in a Common Share to which the Holder might otherwise be entitled. Such additional Common Shares will be deemed to have been issued to the Holder immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to the Holder within ten (10) Business Days following the end of the Rights Period.

10.9 If, and whenever at any time after the date hereof, the Company fixes a record date for the issue or the distribution to the holders of all or substantially all of its Common Shares of:

(a)	shares of the Company of any class other than Common Shares,

(b)	rights, options or warrants to acquire:

(i)	Common Shares or securities exchangeable for or convertible into Common Shares (other than rights, options or warrants of the nature described in Section 10.4), or

(ii)	shares other than Common Shares or securities exchangeable for or convertible into shares other than Common Shares or property or other assets of the Company,

(c)	evidences of indebtedness, or

(d)	any property or other assets

and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being referred to as a “Special Distribution”), the Exercise Price will be adjusted in accordance with Section 10.10.

10.10 In the event of a Special Distribution, the Exercise Price will be adjusted effective immediately after the record date for the Special Distribution to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(a)	the numerator of which is:

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(i)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

(ii)	the aggregate fair market value (as determined by the board of directors of the Company, acting reasonably and in good faith) to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution; and

(b)	the denominator of which is the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Company or any Subsidiary of the Company will be deemed not to be outstanding for the purpose of any such computation.

10.11 To the extent that any adjustment in the Exercise Price occurs pursuant to Section 10.10 as a result of the issue or distribution of rights, options or warrants referred to in Section 10.10, the Exercise Price will be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and will be further readjusted in such manner upon the expiry of any further such right.

10.12 If, and whenever at any time after the date hereof, there is a reclassification or redesignation of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification or redesignation of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being referred to as a “Capital Reorganization”), the Holder, upon exercising any Series D Warrants after the effective date of such Capital Reorganization, will be entitled to receive in lieu of the number of Common Shares to which such Holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property which the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which such Holder was theretofore entitled upon exercise of such Series D Warrants.

10.13 If, and whenever at any time after the date hereof, there is a Common Share Reorganization, a Rights Offering or a Special Distribution, that results in an adjustment pursuant to Sections 10.2, 10.5 or 10.10, as the case may be, or a readjustment pursuant to Sections 10.3, 10.7 or 10.11, as the case may be, in the Exercise Price, then the number of Common Shares acquirable upon the subsequent exercise of the Series D Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares acquirable upon the exercise of the Series D Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the number of Common Shares outstanding immediately after the completion of the Common Share Reorganization, Rights Offering or Special Distribution (excluding, in the case of a Rights Offering, any Common Shares issued after the record date but prior to the completion of the Rights Offering that would not result in an adjustment to the number of Common Shares acquirable upon the exercise of the Series D Warrants) divided by the number of Common Shares outstanding immediately prior to the effective date or record date, if any, of the Common Share Reorganization, Rights Offering or Special Distribution.

11.	Rules Regarding Calculation of Adjustment of Exercise Price

11.1 The adjustments provided for in Part 10 are cumulative and will, in the case of adjustments to the Exercise Price, be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following provisions of this Part 11.

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11.2 No adjustment in the Exercise Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price; provided, however, that any adjustments which, except for the provisions of this Section 11.2, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments.

11.3 No adjustment in the Exercise Price (or in the number of Common Shares acquirable upon the exercise of the Series D Warrants pursuant to Section 10.13) will be made in respect of any event described in Part 10, other than the events referred to in subsections 10.2(c) and (d), if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if the Holder had exercised its Series D Warrants prior to or on the effective date or record date of such event, or if the Company makes adequate provision for the Holder to participate in such event on the same terms or with the same effect, mutatis mutandis, upon the subsequent exercise of the Series D Warrants (the adequacy of such provisions to be determined by the Holder in its sole discretion, acting reasonably).

11.4 No adjustment in the Exercise Price will be made under Part 10 in respect of the issue from time to time of Common Shares as dividends paid in the ordinary course to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend, and any such issue will be deemed not to be a Common Share Reorganization.

11.5 If at any time a dispute arises with respect to adjustments provided for in Part 10, such dispute will be conclusively determined by the auditors of the Company or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the board of directors of the Company, acting reasonably and in good faith, and any such determination will be binding upon the Company, the Holder and the shareholders of the Company.

11.6 If, and whenever at any time after the date hereof, the Company takes any action affecting the Common Shares, other than action described in Part 10, which in the opinion of the board of directors of the Company, acting reasonably and in good faith, would materially affect the rights of the Holder, the Exercise Price will be adjusted in such manner, if any, and at such time, by action of the board of directors of the Company, acting reasonably and in good faith, but subject in all cases to any necessary Exchange approval or other regulatory approval. Failure by the board of directors of the Company to take action so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Common Shares will be conclusive evidence that the board of directors of the Company has determined that it is equitable to make no adjustment in the circumstances.

11.7 If the Company sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Exercise Price will be required by reason of the setting of such record date.

11.8 In the absence of a resolution of the board of directors of the Company fixing a record date for a Special Distribution or Rights Offering, the Company will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.

11.9 As a condition precedent to the taking of any action which would require any adjustment to the Series D Warrants, including the Exercise Price, the Company must take any corporate action which may be necessary in order that the Company have unissued and reserved in its authorized capital, and may validly and legally issue as fully paid and non-assessable, all the shares or other securities which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

11.10 The Company will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Part 10, forthwith give notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Exercise Price.

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11.11 The Company covenants to and in favour of the Holder that so long as any Series D Warrants remain outstanding, it will give notice to the Holder of its intention to fix a record date for any Common Share Reorganization (other than the subdivision or consolidation of the Common Shares), Rights Offering or Special Distribution which may give rise to an adjustment in the Exercise Price, and, in each case, such notice must specify the particulars of such event and the record date and the effective date for such event; provided that the Company is only required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given. Such notice must be given not less than fourteen (14) days in each case prior to such applicable record date or effective date.

12.	Consolidation and Amalgamation

12.1 The Company will not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (herein called a “successor corporation”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Company and the successor corporation will have executed such instruments and done such things as, in the opinion of counsel to the Holder, are necessary or advisable to establish that upon the consummation of such transaction:

(a)	the successor corporation will have assumed all the covenants and obligations of the Company under this Series D Warrant certificate; and

(b)	this Series D Warrant certificate will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Series D Warrant certificate.

12.2 Whenever the conditions of Section 12.1 will have been duly observed and performed the successor corporation will possess, and from time to time may exercise, each and every right and power of the Company under this Series D Warrant certificate in the name of the Company or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Company may be done and performed with like force and effect by the like directors or officers of the successor corporation.

13.	Representation and Warranty

13.1 The Company hereby represents and warrants with and to the Holder that the Company is duly authorized and has the corporate and lawful power and authority to create and issue the Series D Warrants represented hereby and the Common Shares issuable upon the exercise hereof and to perform its obligations hereunder and that this Series D Warrant certificate represents a valid, legal and binding obligation of the Company enforceable in accordance with its terms.

14.	If Share Transfer Books Closed

14.1 The Company will not be required to deliver certificates for Common Shares while the share transfer books of the Company are properly closed, prior to any meeting of shareholders or for the payment of dividends or for any other purpose and, in the event of the exercise of any Series D Warrants in accordance with the provisions hereof and the making of any subscription and payment for the Common Shares pursuant thereto during any such period, delivery of certificates for Common Shares may be postponed for a period not exceeding three (3) Business Days after the date of the re-opening of said share transfer books. Provided however that any such postponement of delivery of certificates will be without prejudice to the right of the Holder, if the Holder has exercised any Series D Warrants and made payment during such period, to receive such certificates for the Common Shares subscribed for after the share transfer books will have been re-opened.

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15.	Protection of Shareholders, Officers and Directors

15.1 Subject as herein provided, all or any of the rights conferred upon the Holder may be enforced by the Holder by appropriate legal proceedings. No recourse under or upon any obligation, covenant or agreement herein contained or in any of the Series D Warrants represented hereby will be taken against any shareholder, officer or director of the Company, either directly or through the Company, it being expressly agreed and declared that the obligations under the Series D Warrants evidenced hereby, are solely corporate obligations of the Company and that no personal liability whatever will attach to or be incurred by the shareholders, officers, or directors of the Company or any of them in respect thereof, any and all rights and claims against every such shareholder, officer or director being hereby expressly waived as a condition of and as a consideration for the issue of the Series D Warrants evidenced hereby.

16.	Lost Certificate

16.1 If the Series D Warrant certificate evidencing the Series D Warrants represented hereby becomes stolen, lost, mutilated or destroyed, the Company may, upon delivery to it by the Holder of an appropriate indemnity, issue and countersign a new Series D Warrant certificate of like denomination, tenor and date as the certificate so stolen, lost mutilated or destroyed.

17.	Governing Law

17.1 This Series D Warrant certificate will be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws will not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

18.	Severability

18.1 If any one or more of the provisions or parts thereof contained in this Series D Warrant certificate should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein will be and will be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof will not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Series D Warrant certificate in any jurisdiction will not affect or impair such provision or part thereof or any other provisions of this Series D Warrant certificate in any other jurisdiction.

19.	Headings

19.1 The headings of the Parts of this Series D Warrant certificate have been inserted for convenience and reference only and do not define, limit, alter or enlarge the meaning of any provision of this Series D Warrant certificate.

20.	Gender

20.1 Whenever used in this Series D Warrant, words importing the singular number only will include the plural, and vice versa, and words importing the masculine gender will include the feminine gender.

21.	Day not a Business Day

21.1 In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day. If the payment of any amount is deferred for any period, then such period will be included for purposes of the computation of any interest payable hereunder.

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22.	Computation of Time Period

22.1    Except to the extent otherwise provided herein, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

23.	Binding Effect

23.1    This Series D Warrant certificate and all of its provisions will enure to the benefit of the Holder, and their respective heirs, executors, administrators, successors, legal representatives and assigns and will be binding upon the Company and its successors and permitted assigns. The expression the “Holder” as used herein will include the Holder’s assigns whether immediate or derivative.

24.	Notice

24.1    Any notice, document, communication or delivery required or permitted by this Series D Warrant certificate will be deemed to be duly given if it is made in accordance with the terms of the MOA governing the giving of Notice thereunder.

25.	Time of Essence

25.1    Time will be of the essence hereof.

26.	Limited Transferability of Series D Warrants

26.1    The Series D Warrants represented by this Series D Warrant certificate is non-transferable other than in whole or in part to any person who is a member of the Rio Tinto Group.

27.	Legends

27.1    Any certificate representing Common Shares issued upon the exercise of the Series D Warrants

(a)	prior to the date which is four months and one day after the date hereof will bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE WILL NOT TRADE THE SECURITIES BEFORE —, 2012.”

provided that at any time subsequent to the date which is four months and one day after the date hereof any certificate representing such Common Shares may be exchanged for a certificate bearing no such legends; and

(b)	at any time during the Exercise Period will bear the following legends:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) NOR THE SECURITIES ACT OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS THEY HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF ALL APPLICABLE STATES OF THE UNITED STATES OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.”

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“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE BUT CANNOT BE TRADED THROUGH THE FACILITIES OF THE EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.”

provided that, at any time and from time to time, the Holder may exchange a certificate bearing the foregoing restrictive legends for a certificate bearing no such legend upon having furnished evidence satisfactory to the Company, acting reasonably, which may include an opinion of counsel, that the removal of such restrictive legends would not be contrary to Applicable Law.

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IN WITNESS WHEREOF the Company has caused this Series D Warrant certificate to be signed by its duly authorized officer as of this — day of —, 2012.

IVANHOE MINES LTD.

Per:
Authorized Signatory

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APPENDIX “1”

SUBSCRIPTION FORM

TO:	IVANHOE MINES LTD. (the “Company”)

The undersigned holder of the attached Series D Warrant certificate hereby irrevocably subscribes for              common shares in the capital of the Company (“Common Shares”) pursuant to the attached Series D Warrant certificate at the Exercise Price per share specified in the said Series D Warrant certificate and encloses herewith payment of the subscription price therefor in accordance with the terms of the Series D Warrant certificate.

The undersigned acknowledges and understands that the Common Shares issuable upon exercise of the Series D Warrant have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and therefore, the Series D Warrant may not be exercised within the United States or on behalf of any U. S. person (as defined in Regulation S under the U.S. Securities Act), except upon registration or pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The undersigned hereby represents for the benefit of the Company that it: (i) at the time of exercise of the Series D Warrants, is not in the United States; (ii) is not a “U.S. person” as defined in Regulation S under the U.S. Securities Act and is not exercising any Series D Warrants on behalf of a “U.S. person”; and (iii) did not execute or deliver this subscription form in the United States.

If any Series D Warrants represented by the attached Series D Warrant certificate are not being exercised, a new Series D Warrant certificate will be issued and delivered with the Common Share certificates.

Please issue a certificate for the Common Shares being purchased as follows in the name of the undersigned:

NAME:

(please print)
ADDRESS:

Dated this day of ,

(Signature)

1

SCHEDULE I

FORM OF ANTI-DILUTION SUBSCRIPTION RIGHT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE SHALL NOT TRADE THE SECURITIES BEFORE AUGUST —, 2012.

THIS SUBSCRIPTION RIGHT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS SUBSCRIPTION RIGHT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS SUBSCRIPTION RIGHT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT) OR A PERSON IN THE UNITED STATES UNLESS THIS SUBSCRIPTION RIGHT AND THE UNDERLYING SECURITIES ISSUABLE UPON THE EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF ALL APPLICABLE STATES OF THE UNITED STATES OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.

SUBSCRIPTION RIGHT CERTIFICATE

OF

IVANHOE MINES LTD.

(Continued under the laws of the Yukon Territory)

CERTIFICATE	RIGHT TO SUBSCRIBE
NUMBER R-2	FOR AND PURCHASE
COMMON SHARES

THIS CERTIFIES THAT, for value received, [RIO TINTO INTERNATIONAL HOLDINGS LIMITED] (the “Holder”) is entitled, at anytime and from time to time during the Exercise Period, subject to the restrictions provided herein, to subscribe for and purchase, at the Exercise Price, any number of Common Shares (as defined below) in the capital of IVANHOE MINES LTD. (the “Company”), by delivering to the Company at its principal office located at Suite 654—999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, Attention: Corporate Secretary, a Subscription Form (as defined below), duly completed and executed, and a bank draft, certified cheque or wire transfer payable to the order of the Company, in lawful money of Canada an amount equal to the product of the then prevailing Exercise Price multiplied by the number of Common Shares stipulated in the Subscription Form as being subscribed for pursuant to the exercise of the Subscription Right evidenced by this Subscription Right certificate. This Subscription Right and the Common Shares issuable upon the exercise of this Subscription Right have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. This Subscription Right may not be exercised in the United States or by or on behalf of any U.S. Person (as defined in Regulation S under the U.S. Securities Act) or person in the United States, unless this Subscription Right and the Common Shares issuable upon exercise hereof have been registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.

1.	Definitions

In this Subscription Right certificate, including the preamble, unless there is something in the subject matter or context inconsistent therewith, the following expressions will have the following meanings namely:

(a)	“Applicable Law” has the meaning assigned to it in the MOA;

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(b)	“Business Day” has the meaning assigned to it in the MOA;

(c)	“Common Shares” means the common shares without par value in the capital of the Company;

(d)	“Company” means Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, and its successors;

(e)	“Current Market Price” of the Common Shares at any date means (i) the volume weighted average trading price per Common Share at which the Common Shares have traded on the Exchange on the five trading days immediately prior to the applicable date of exercise, or, (ii) if the Common Shares in respect of which a determination of Current Market Price is being made are not listed on the Exchange but are listed or quoted for trading on another stock exchange or securities market on such date, the volume weighted average trading price per Common Share at which the Common Shares have traded on such stock exchange or securities market on which such Common Shares are listed or quoted as may be selected for such purpose by the Company’s board of directors on the five trading days immediately prior to the applicable date of exercise, or, (iii) if the Common Shares in respect of which a determination of Current Market Price is being made are not listed or quoted on any stock exchange or securities market but are traded on the over-the-counter market on such date, the volume weighted average trading price per Common Share at which the Common Shares have traded on the over-the-counter market for any twenty (20) consecutive trading days selected by the Company commencing not more than forty five (45) trading days and ending not fewer than five (5) trading days before such date; provided, however, if such Common Shares are not traded during such forty (40) trading day period for at least twenty (20) consecutive trading days, the simple average of the following prices established for each of twenty (20) consecutive trading days selected by the Company commencing not more than forty five (45) trading days before such date:

A.	the average of the bid and ask prices for each day on which there was no trading, and

B.	the closing price of the Common Shares for each day on which there was trading,

or, (iv) if the Common Shares in respect of which a determination of Current Market Price is being made are not listed or quoted on any stock exchange or securities market or traded on the over-the-counter market on such date, the Current Market Price will be as determined by the Company’s board of directors or such firm of independent chartered accountants as may be selected by the Company’s board of directors, acting reasonably and in good faith in their sole discretion; and for these purposes, the weighted average price for any period will be determined by dividing the aggregate sale prices during such period by the total number of Common Shares sold during such period;

(f)	“Diluted Rio Tinto Group Shareholding” has the meaning assigned to it in Section 5(a);

(g)	“Exchange” means the Toronto Stock Exchange;

(h)

“Exercise Period” means the period of time commencing on the Issue Date and ending on the twentieth (20th) Business Day following Notice by the Company to the Holder of the exercise or expiry of the last outstanding Existing Stock Option;

(i)	“Exercise Price” means an amount per Common Share in lawful money of Canada equal to the Current Market Price;

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(j)	“Existing Stock Options” means the incentive stock options granted under the Company’s Employee’s and Director’s Equity Incentive Plan Amended and Restated on May 7, 2010 and outstanding on the Issue Date as specified on Appendix 2 hereto, as such options may be adjusted in accordance with the terms thereof;

(k)	“Expiry Time” means 5:00 o’clock in the afternoon, Vancouver time, on the last day of the Exercise Period;

(l)	“Holder” means [Rio Tinto International Holdings Limited], a corporation incorporated under the laws of [England and Wales] and its successors and permitted assigns;

(m)	“Ivanhoe Convertible Securities” has the meaning assigned to it in the MOA.

(n)	“Issue Date” means April —, 2012;

(o)	“MOA” means the memorandum of agreement dated April 17, 2012, between the Company, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as it may be amended from time to time;

(p)	“Notice” has the meaning assigned to it in the MOA;

(q)	“person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof;

(r)	“Previously Exercised Stock Options” means the incentive stock options granted under the Company’s Employee’s and Director’s Equity Incentive Plan Amended and Restated on May 7, 2010 and exercised prior to the Issue Date;

(s)	“Rio Tinto Group” has the meaning assigned to it in the MOA;

(t)	“Rio Tinto Group High-Water Mark Shareholding”, on a particular Business Day, means the number of Common Shares equal to A multiplied by B minus C where A equals the number of Common Shares then issued and outstanding, B equals the greater of (i) 51% and (ii) the highest percentage of outstanding Common Shares owned by Rio Tinto and its Affiliates at any time during the period from the Issue Date to such Business Day and C equals the aggregate number of Common Shares, if any, sold or transferred by a member of the Rio Tinto Group to a person who is not a member of the Rio Tinto Group during the period from the Issue Date to such Business Day;

(u)	“Subscription Form” means the form of subscription annexed hereto as Appendix “1”;

(v)	“Subscription Right” means the subscription right of the Company evidenced by, and governed by the terms of, this Subscription Right certificate; and

(w)	“this Subscription Right certificate”, “Subscription Right”, “herein”, “hereby”, “hereof”, “hereto”, “hereunder” and similar expressions mean or refer to this Subscription Right certificate and any deed or instrument supplemental or ancillary thereto and any appendices or schedules hereto or thereto and not to any particular article, section, subsection, clause, subclause or other portion hereof.

2.	Exercise Period

The Subscription Right will be exercisable during the Exercise Period.

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3.	Expiry Time

After the Expiry Time, all rights under the Subscription Right evidenced by this Subscription Right certificate will wholly cease and terminate and the Subscription Right will be null and void and of no value or effect.

4.	Exercise Procedure

The Holder may exercise its Subscription Right hereunder from time to time to purchase Common Shares during the Exercise Period by delivering to the Company in accordance with Part 22 hereof a Subscription Form duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Company. Immediately following any such exercise, the Holder shall deliver to the Company a bank draft or certified cheque payable, or wire transfer confirmation in writing evidencing payment, to the order of the Company, in lawful money of Canada, of an amount equal to the product of the Exercise Price as at the applicable date of exercise of the Subscription Right multiplied by the number of Common Shares stipulated in the Subscription Form as being subscribed for pursuant to the exercise of the Subscription Right evidenced by this Subscription Right certificate.

5.	Limitation on Subscription Right

No member of the Rio Tinto Group will be permitted to subscribe for Common Shares under the Subscription Right unless, immediately before such subscription:

(a)	the number of Common Shares then beneficially owned by the Rio Tinto Group (the “Diluted Rio Tinto Group Shareholding”) is less than the Rio Tinto Group High-Water Mark Shareholding as a result of the exercise of Previously Exercised Stock Options or Existing Stock Options; and

(b)	the sum of the number of Common Shares subscribed for under the Subscription Right and the Diluted Rio Tinto Group Shareholding does not exceed the Rio Tinto Group High-Water Mark Shareholding.

For purposes of calculating (i) the total number of Common Shares that the Rio Tinto Group would beneficially own or exercise control or direction over at a particular time and (ii) the total number of issued and outstanding Common Shares at a particular time, and notwithstanding anything to the contrary, any Common Shares issuable upon the exercise of any Ivanhoe Convertible Securities will not be deemed to have been issued.

6.	Entitlement to Certificate

Subject to Part 5, upon delivery and payment as provided in Part 4, the Company will cause to be issued to the Holder the Common Shares subscribed for up to the maximum number that the Holder is entitled to purchase pursuant to this Subscription Right certificate and the Holder will become a shareholder of the Company in respect of such Common Shares with effect from the date of such delivery and payment and will be entitled to delivery of a certificate or certificates evidencing such Common Shares and the Company will cause such certificate or certificates to be delivered to the Holder in accordance with Part 22 hereof within three (3) Business Days of such delivery and payment.

7.	No Fractional Shares

The Company will not be required upon the exercise of this Subscription Right, to issue fractional Common Shares in satisfaction of its obligations hereunder. To the extent that the Holder would be entitled to purchase a fraction of a Common Share, such right may be exercised in respect of such fraction only in combination with other rights which, in the aggregate, entitle the Holder to purchase a whole number of Common Shares.

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8.	Not a Shareholder

Nothing in this Subscription Right certificate or in the holding of the Subscription Right evidenced hereby will be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Company.

9.	Covenants

The Company hereby covenants and agrees that:

(a)	so long as the Subscription Right evidenced hereby remain outstanding, it will reserve and there will remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the right of purchase provided for herein up to the limitation set forth in Part 5;

(b)	all Common Shares which will be issued upon the exercise of the Subscription Right hereunder will, upon payment therefor of the Exercise Price, be issued as fully paid and non-assessable Common Shares;

(c)	it will at its expense expeditiously use its best efforts to obtain the listing of such Common Shares (subject to issue and notice of issue) on each stock exchange, securities market or over-the-counter market on which the Common Shares may be listed from time to time; and

(d)	so long as the Subscription Right evidenced hereby remains outstanding, it will not effect (i) a reclassification or redesignation of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities, (ii) a consolidation, amalgamation or merger of the Company with or into any other corporation or other entity, or (iii) a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

10.	Consolidation and Amalgamation

(a)	The Company will not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (herein called a “successor corporation”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Company and the successor corporation will have executed such instruments and done such things as, in the opinion of counsel to the Holder, are necessary or advisable to establish that upon the consummation of such transaction:

(i)	the successor corporation will have assumed all the covenants and obligations of the Company under this Subscription Right certificate; and

(ii)	this Subscription Right certificate will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Subscription Right certificate.

(b)	Whenever the conditions of Section 10(a) will have been duly observed and performed the successor corporation will possess, and from time to time may exercise, each and every right and power of the Company under this Subscription Right certificate in the name of the Company or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Company may be done and performed with like force and effect by the like directors or officers of the successor corporation.

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11.	Representation and Warranty

The Company hereby represents and warrants with and to the Holder that (i) the Company is duly authorized and has the corporate and lawful power and authority to create and issue the Subscription Right represented hereby and the Common Shares issuable upon the exercise hereof and to perform its obligations hereunder and that this Subscription Right certificate represents a valid, legal and binding obligation of the Company enforceable in accordance with its terms and (ii) except as set out in Appendix 2 attached hereto or as provided for in the MOA, there are no Ivanhoe Convertible Securities outstanding on the Issue Date.

12.	If Share Transfer Books Closed

The Company will not be required to deliver certificates for Common Shares while the share transfer books of the Company are properly closed, prior to any meeting of shareholders or for the payment of dividends or for any other purpose and, in the event of the exercise of any Subscription Right in accordance with the provisions hereof and the making of any subscription and payment for the Common Shares pursuant thereto during any such period, delivery of certificates for Common Shares maybe postponed for a period not exceeding three (3) Business Days after the date of the re-opening of said share transfer books. Provided however that any such postponement of delivery of certificates will be without prejudice to the right of the Holder, if the Holder has exercised its Subscription Right and made payment during such period, to receive such certificates for the Common Shares subscribed for after the share transfer books will have been re-opened.

13.	Protection of Shareholders, Officers and Directors

Subject as herein provided, all or any of the rights conferred upon the Holder may be enforced by the Holder by appropriate legal proceedings. No recourse under or upon any obligation, covenant or agreement herein contained or in the Subscription Right represented hereby will be taken against any shareholder, officer or director of the Company, either directly or through the Company, it being expressly agreed and declared that the obligations under the Subscription Right evidenced hereby, are solely corporate obligations of the Company and that no personal liability whatever will attach to or be incurred by the shareholders, officers, or directors of the Company or any of them in respect thereof, any and all rights and claims against every such shareholder, officer or director being hereby expressly waived as a condition of and as a consideration for the issue of the Subscription Right evidenced hereby.

14.	Lost Certificate

If the Subscription Right certificate evidencing the Subscription Right represented hereby becomes stolen, lost, mutilated or destroyed, the Company may, upon delivery to it by the Holder of an appropriate indemnity, issue and countersign a new Subscription Right certificate of like denomination, tenor and date as the certificate so stolen, lost mutilated or destroyed.

15.	Governing Law

This Subscription Right certificate will be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws will not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

16.	Severability

If any one or more of the provisions or parts thereof contained in this Subscription Right certificate should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein will be and will be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

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(a)	the validity, legality or enforceability of such remaining provisions or parts thereof will not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Subscription Right certificate in any jurisdiction will not affect or impair such provision or part thereof or any other provisions of this Subscription Right certificate in any other jurisdiction.

17.	Headings

The headings of the Parts of this Subscription Right certificate have been inserted for convenience and reference only and do not define, limit, alter or enlarge the meaning of any provision of this Subscription Right certificate.

18.	Gender

Whenever used in this Subscription Right certificate, words importing the singular number only will include the plural, and vice versa, and words importing the masculine gender will include the feminine gender.

19.	Day not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day. If the payment of any amount is deferred for any period, then such period will be included for purposes of the computation of any interest payable hereunder.

20.	Computation of Time Period

Except to the extent otherwise provided herein, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

21.	Binding Effect

This Subscription Right certificate and all of its provisions will enure to the benefit of the Holder, and their respective heirs, executors, administrators, successors, legal representatives and assigns and will be binding upon the Company and its successors and permitted assigns. The expression the “Holder” as used herein will include the Holder’s assigns whether immediate or derivative.

22.	Notice

Any notice, document, communication or delivery required or permitted by this Subscription Right certificate will be deemed to be duly given if it is made in accordance with the terms of the MOA governing the giving of Notice thereunder.

23.	Time of Essence

Time will be of the essence hereof.

24.	Limited Transferability of Subscription Rights

The Subscription Right represented by this Subscription Right certificate is non-transferable other than in whole or in part to any person who is a member of the Rio Tinto Group.

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25.	Legends

Any certificate representing Common Shares issued upon the exercise of the Subscription Right

(a)	prior to the date which is four months and one day after the date hereof will bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE WILL NOT TRADE THE SECURITIES BEFORE AUGUST —, 2012.”

provided that at any time subsequent to the date which is four months and one day after the date hereof any certificate representing such Common Shares may be exchanged for a certificate bearing no such legends; and

(b)	at any time during the Exercise Period will bear the following legends:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) NOR THE SECURITIES ACT OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS THEY HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF ALL APPLICABLE STATES OF THE UNITED STATES OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE BUT CANNOT BE TRADED THROUGH THE FACILITIES OF THE EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.”

provided that, at any time and from time to time, the Holder may exchange a certificate bearing the foregoing restrictive legends for a certificate bearing no such legend upon having furnished evidence satisfactory to the Company, acting reasonably, which may include an opinion of counsel, that the removal of such restrictive legends would not be contrary to Applicable Law.

IN WITNESS WHEREOF the Company has caused this Subscription Right certificate to be signed by its duly authorized officer as of this — day of April, 2012.

IVANHOE MINES LTD.
Per:
Authorized Signatory

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APPENDIX “1”

SUBSCRIPTION FORM

TO: IVANHOE MINES LTD. (the “Company”)

The undersigned holder of the Subscription Right Certificate R-2 issued April —, 2012 hereby irrevocably subscribes for             common shares in the capital of the Company (“Common Shares”) pursuant to the said Subscription Right Certificate at the Exercise Price of CDN$             per share specified in the said Subscription Right Certificate and encloses herewith payment of the subscription price therefor in accordance with the terms of the said Subscription Right Certificate.

The undersigned acknowledges and understands that the Common Shares issuable upon exercise of the said Subscription Right Certificate have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and therefore, the said Subscription Right Certificate may not be exercised within the United States or on behalf of any U. S. person (as defined in Regulation S under the U.S. Securities Act), except upon registration or pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The undersigned hereby represents for the benefit of the Company that it (i) at the time of exercise of the said Subscription Right Certificate, is not in the United States; (ii) is not a “U.S. person” as defined in Regulation S under the U.S. Securities Act and is not exercising the said Subscription Right Certificate on behalf of a “U.S. person”; and (iii) did not execute or deliver this subscription form in the United States.

Please issue a certificate for the Common Shares being purchased as follows in the name of the undersigned:

NAME:
(please print)

ADDRESS:

DATED this             day of            ,            .

[insert name of member of Rio Tinto Group]

Name:
Title:

1

SCHEDULE J

REPRESENTATIONS AND WARRANTIES OF IVANHOE

(a)	Ivanhoe is a corporation duly continued and validly existing under the laws of the Yukon Territory and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of Ivanhoe;

(b)	Ivanhoe’s execution and delivery of this Agreement, including all matters contemplated hereby, has been authorized by all necessary corporate action and Ivanhoe has the corporate power and authority (other than Shareholder Approval but only to the extent it is required to be obtained as a condition precedent of the Exchange Approval) to enter into and perform its obligations under this Agreement;

(c)	none of the execution and delivery of this Agreement, the implementation of the transactions contemplated by this Agreement or the fulfillment of, or compliance with, the terms and provisions hereof by Ivanhoe do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach of, or violate any term or provision of, Ivanhoe’s or any of its Subsidiaries’ Constating Documents, or

(ii)	conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement (other than any agreement between Ivanhoe and any Incumbent Senior Management) to which Ivanhoe or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of its or any of its Subsidiaries’ material assets are subject or any Applicable Law to which Ivanhoe or any of its Subsidiaries is subject;

(d)	except as otherwise specifically contemplated by this Agreement, no exemption, consent, approval, order or authorization of, or registration or filing with any court, Governmental Authority or any third party is required by, or with respect to, Ivanhoe in connection with the execution, delivery and performance of this Agreement or the consummation by Ivanhoe or any of its Subsidiaries of the transactions contemplated by this Agreement;

(e)	there is not, to the best of Ivanhoe’s knowledge, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining Ivanhoe’s or any of its Subsidiaries’ ability to perform its obligations under, or to complete any of the transactions contemplated by, this Agreement;

(f)	this Agreement has been duly executed and delivered by Ivanhoe and is a valid and binding obligation of Ivanhoe enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(g)	the PPA, as amended by the HoA and this Agreement is a valid and binding obligation of Ivanhoe enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

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(h)	the HoA, as amended by this Agreement is a valid and binding obligation of Ivanhoe enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(i)	the OT Interim Funding Agreement, as amended by this Agreement, is a valid and binding obligation of Ivanhoe enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(j)	each of Ivanhoe’s Material Subsidiaries (other than SGER and its Subsidiaries) is a corporation duly incorporated, organized and validly existing under the laws of its jurisdiction of incorporation and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of any such Material Subsidiary;

(k)	Ivanhoe and each of its Material Subsidiaries (other than SGER and its Subsidiaries) has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted, and to own, lease and operate its property and assets;

(l)	Ivanhoe and each of its Material Subsidiaries (other than SGER and its Subsidiaries) has conducted and is conducting its business in compliance in all material respects with all Applicable Laws of each jurisdiction in which its business is carried on, and Ivanhoe and each such Material Subsidiary holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which has or may have a material adverse effect on the operation of Ivanhoe or any such Material Subsidiaries’ businesses or which may adversely change or terminate such licence, permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated hereby;

(m)	except for Erdenes’ 34% shareholding in OT LLC, (i) Ivanhoe’s direct or indirect ownership interest in each of the Material Subsidiaries (other than SGER and its Subsidiaries) is held free and clear of all mortgages, liens, charges, pledges, security interests, Encumbrances, claims or demands whatsoever (other than certain inter-company debt (as contemplated by the ACAA) among Ivanhoe and its Material Subsidiaries (other than SGER and its Subsidiaries)), (ii) no person, firm, or company has any agreement, or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of the securities representing such ownership interest, (iii) all such securities have been validly issued and are outstanding as fully paid and non-assessable, and (iv) each such Material Subsidiary is directly or indirectly beneficially wholly-owned by Ivanhoe;

(n)	the authorized capital of Ivanhoe consists of an unlimited number of common shares and an unlimited number of preferred shares without par value, of which, as of the close of business on April 17, 2012, 741,360,931 Ivanhoe Shares and no preferred shares were issued and outstanding as fully paid and non-assessable shares;

(o)	except for the Existing Stock Options and Rio Tinto’s rights under the PPA and this Agreement, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of Ivanhoe or any of its Material Subsidiaries (other than SGER and its Subsidiaries), or other securities convertible, exchangeable or exercisable for shares of Ivanhoe or any such Material Subsidiary;

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(p)	the Ivanhoe Continuous Disclosure Documents provide full, true and plain disclosure of all material facts relating to Ivanhoe and do not contain any misrepresentation or any untrue, false or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in the light of the circumstances in which it is made, not false or misleading;

(q)	Ivanhoe is a “reporting issuer” not in default of its obligations under Canadian Securities Laws, and no material change relating to Ivanhoe (except in respect of the transactions contemplated by this Agreement) has occurred with respect to which the requisite material change report has not been filed under Canadian Securities Laws and no such disclosure has been made on a confidential basis;

(r)	there has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian securities regulatory authorities) with any present or former auditors of Ivanhoe;

(s)	the auditors of Ivanhoe who audited the financial statements for the year ended December 31, 2011 and who provided their audit report thereon were independent public accountants in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia as at the date of their audit report thereon;

(t)	Ivanhoe maintains a system of internal accounting controls sufficient to provide reasonable assurance that in all material respects transactions are executed in accordance with management’s general or specific authorization, transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets and access to assets is permitted only in accordance with management’s general or specific authorization. Ivanhoe is not aware of any material weaknesses in its internal control over financial reporting. Ivanhoe maintains disclosure controls and procedures in compliance with Securities Laws that are designed to ensure that material information relating to Ivanhoe and its Subsidiaries is made known to the Ivanhoe’s principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure;

(u)	the currently issued and outstanding Ivanhoe Shares are listed and posted for trading on the TSX, the NYSE and NASDAQ, and Ivanhoe is in compliance with all rules and policies of such exchanges;

(v)	other than as disclosed in the Ivanhoe Continuous Disclosure Documents, since December 31, 2011:

(i)	there has been no material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects, financial position, capital or control of Ivanhoe or its Subsidiaries, taken as a whole;

(ii)	Ivanhoe and its Subsidiaries have carried on their respective businesses in the ordinary course and there has been no transaction entered into by Ivanhoe or its Subsidiaries which is material to Ivanhoe and its Subsidiaries, taken as a whole, other than those in the ordinary course of business; and

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(iii)	there has been no material change in the capital or long term debt of Ivanhoe or its Subsidiaries, taken as a whole (other than in connection with additional draw downs under the Interim Funding Facility);

(w)	Ivanhoe and its Material Subsidiaries (other than SGER and its Subsidiaries) are not liable for the debts, liabilities or other obligations of any third party whether by way of guarantee or indemnity or other contingent or indirect obligation;

(x)	all indebtedness of Ivanhoe and its Material Subsidiaries (other than SGER and its Subsidiaries) is being paid in the ordinary course of business;

(y)	neither Ivanhoe nor any of its Material Subsidiaries (other than SGER and its Subsidiaries) is a party to any agreement restricting Ivanhoe or any such Material Subsidiary from engaging in any line of business which Ivanhoe or any such Material Subsidiary currently engages or proposes to engage in or competing with any other person in any business in which Ivanhoe or any such Material Subsidiary currently engages or proposes to engage in;

(z)	other than as disclosed in the Ivanhoe Continuous Disclosure Documents, Ivanhoe has not entered into nor has any present intention to enter into any agreement to acquire any securities in any other corporation or entity or to acquire or lease any other business operations;

(aa)	there is no action, suit, proceeding or investigation in respect of Ivanhoe and its Subsidiaries, taken as a whole, pending or, to the knowledge of Ivanhoe or its directors and officers, threatened against or affecting Ivanhoe and its Subsidiaries, taken as a whole, at law or in equity or before or by any Governmental Authority which could in any way materially and adversely affect Ivanhoe or its Subsidiaries, taken as a whole, or the condition (financial or otherwise) of Ivanhoe and its Subsidiaries, taken as a whole;

(bb)	no order, ruling or determination by any Governmental Authority or stock exchange having the effect of suspending the sale or ceasing the trading of any securities of Ivanhoe has been issued or made and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to Ivanhoe’s knowledge after due inquiry, contemplated or threatened by any such authority or under any Securities Laws;

(cc)	other than as disclosed in the Ivanhoe Continuous Disclosure Documents, neither Ivanhoe nor any of its Material Subsidiaries (other than SGER and its Subsidiaries) is in violation of its Constating Documents or resolutions of its security holders, directors, or any committee of its directors, or in default in the performance or observance of any material terms, obligation, agreement, covenant or condition contained in any contract, indenture, trust, deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound and there exist no facts or circumstances which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of a material obligation, agreement, covenant or condition of any of such documents and all such contracts, indentures, trusts, deeds, mortgages, loan agreements, notes, leases and other agreements are in good standing;

(dd)	all financial statements forming part of the Ivanhoe Continuous Disclosure Documents are complete and comply with Securities Laws in all material respects, and fairly present the consolidated financial position of Ivanhoe as of the dates and for the periods indicated, and have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout such periods;

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(ee)	Ivanhoe is subject to the reporting requirements under Section 12 of the U.S. Exchange Act, has filed all reports required to be filed pursuant to Section 13 of the U.S. Exchange Act, and is in compliance with its obligations under the U.S. Exchange Act;

(ff)	Ivanhoe is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act, and Ivanhoe meets the requirements for use of Form F-10 under the U.S. Securities Act for registration under the U.S. Securities Act of the offering of the NRO Rights and the Ivanhoe Shares to be issued upon the due exercise of the NRO Rights;

(gg)	the Standby Shares to be issued on the NRO Closing Date have been duly reserved and approved by all requisite corporate action for future issuance and will, upon issuance, be duly and validly issued, fully paid and non-assessable and free of all Encumbrances;

(hh)	the Series D Warrants to be issued on the date of filing of the Preliminary Prospectus have been approved by all requisite corporate action and will, upon issuance, have been duly created and will, when issued, be duly and validly issued Ivanhoe Convertible Securities free of all Encumbrances;

(ii)	the Ivanhoe Shares to be issued upon the due exercise of any Series D Warrants have been duly reserved and approved by all requisite corporate action for future issuance and will, when issued following the due exercise of the Series D Warrants, be duly and validly issued, fully paid and non-assessable and free of all Encumbrances;

(jj)	the Anti-Dilution Subscription Right to be issued on the Closing Date has been approved by all requisite corporate action and will, upon issuance, have been duly created and will, when issued, be a duly and validly issued Ivanhoe Convertible Security free of all Encumbrances;

(kk)	the Ivanhoe Shares to be issued upon the due exercise of the Anti-Dilution Subscription Right have been duly reserved and approved by all requisite corporate action for future issuance and will, when issued following the due exercise of the Anti-Dilution Subscription Right, be duly and validly issued, fully paid and non-assessable and free of all Encumbrances;

(ll)	the Additional Subscribed Shares that may be issued on the NRO Closing Date have been approved by all requisite corporate action and will, upon issuance, have been duly created and will, when issued, be duly and validly issued, fully paid and non-assessable and free of all Encumbrances;

(mm)	the Standby Shares, the Ivanhoe Shares to be issued upon the exercise of the Anti-Dilution Subscription Right, the Ivanhoe Shares to be issued upon the due exercise of the Series D Warrants and the Additional Subscribed Shares that are Ivanhoe Shares will, on the Closing Date, have been (i) approved for listing or quotation on the NYSE and NASDAQ, and (ii) in the case of the TSX, conditionally approved for listing, subject to the fulfillment of customary conditions specified by the TSX in its conditional approval letter;

(nn)	to the best of its knowledge and belief, neither Ivanhoe nor any of its Subsidiaries or any person acting on behalf of Ivanhoe or any such Subsidiary, has made any Prohibited Payment with respect to the conduct of business of Ivanhoe or any such Subsidiary or any transaction contemplated by this Agreement or with respect to the OT Project, including in connection with obtaining licenses, permits, concessions or other authorizations for the OT Project;

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(oo)	to the best of Ivanhoe’s knowledge, OT LLC has all necessary licenses, permits, approvals, consents, certificates, registrations and authorizations necessary to carry on the Operations as currently conducted including all land use certificates necessary to access all of those areas to which the Existing Licenses pertain, except with respect to license 6711A over 9070 hectares, in which Ivanhoe has relinquished its interest; (ii) neither Ivanhoe nor any of the Material Subsidiaries has received any notice of default of any of its obligations under any licence, permit, approval, consent, certificate, registration or authorization related the OT Project the termination of which would reasonably be expected to have a Material Adverse Effect; and (iii) nothing in the Agreement conflicts with or could reasonably be expected to cause Ivanhoe or any of the Material Subsidiaries to breach any of its obligations under any licence, permit, approval, consent, certificate, registration or authorization related to the OT Project;

(pp)	to the best of Ivanhoe’s knowledge, except with respect to license 6711A over 9070 hectares, in which Ivanhoe has relinquished its interest: (i) the Existing Licenses are validly held by OT LLC, (ii) there is no reason why any part of the Existing Licenses will be surrendered, released, reduced or adversely affected in any way, (iii) the Existing Licenses have been properly and validly granted and issued by the appropriate Governmental Authority; (iv) all terms of, and all requirements for holding, the Existing Licenses have been met including the timely payment of all annual license fees and compliance with all environmental bonding obligations; (v) all filings required to be made with the appropriate Governmental Authority in respect of the Existing Licenses have been made; (vi) all work required in order for OT LLC to hold the Existing Licenses has been performed and all fees payable to the appropriate Governmental Authority in respect thereof have been paid to date; (vii) the Existing Licenses are clear of defects in title and are not the subject of any unsatisfied penalties or unresolved disputes; (viii) except for the OT Payment, the Existing Licenses are free and clear of all Encumbrances and are not subject to the claims of any third party other than the Government of Mongolia in accordance with the Applicable Laws of Mongolia; and (ix) there are no mineral licenses or tenures conflicting with the Existing Licenses;

(qq)	Ivanhoe and each of its Material Subsidiaries have timely filed all federal provincial, state and local and foreign tax returns required to be filed through the date hereof and all such returns are complete and correct in all material respects. Ivanhoe and each of its Material Subsidiaries have paid all taxes, penalties and interest, assessments, fees and other charges due thereon, and no tax deficiency has been determined adversely to Ivanhoe or any of its Material Subsidiaries; and since the date of the most recent financial statements, Ivanhoe and its Material Subsidiaries have not incurred any liability for taxes other than in the ordinary course of its business and there is no tax lien, whether imposed by any federal, state, foreign or other taxing authority, outstanding against the assets, properties or business of Ivanhoe and its Material Subsidiaries other than liens incurred in the ordinary course of business for taxes that are not yet due and payable or that are contested in good faith;

(rr)	except for the OT Payment, no Encumbrance has been directly or indirectly created by Ivanhoe or any of its Subsidiaries on the whole or any part of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom other than Permitted Encumbrances;

(ss)	except for the OT Payment, no direct or indirect transfer of the revenues or cash flows derived from the OT Project (including by way of royalties, technical fees or management fees) has been made or committed, nor has any direct or indirect transfer of a direct or indirect interest therein been made, by Ivanhoe or any of its Subsidiaries;

(tt)	no direct or indirect off-take contracts or marketing contracts with respect to the OT Project have been entered into or committed by Ivanhoe or any of its Subsidiaries;

(uu)	neither Ivanhoe nor any of its Material Subsidiaries (other than SGER and its Subsidiaries) has any Debt outstanding other than Permitted Debt;

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(vv)	other than the Existing Stock Options, there are no equity-based change of control arrangements for non-executive employees of Ivanhoe and its Subsidiaries;

(ww)	neither Ivanhoe nor any of its Material Subsidiaries is in default under any instrument evidencing any Debt or under the terms of any instrument pursuant to which any Debt has been issued or made and delivered, and there exists no facts or circumstances which after notice or lapse of time or both or otherwise would constitute such a default;

(xx)	the Ivanhoe Board has determined that the transactions contemplated by this Agreement are exempt from the formal valuation and minority approval requirements of Part 5 of Multilateral Instrument 61-101 – Take-Over Bids and Special Transactions;

(yy)	none of Ivanhoe or any of its Subsidiaries is, or will be required to register as an “investment company”, as such term is defined in the United States Investment Company Act of 1940, as amended;

(zz)	except for this Agreement and the transactions contemplated by this Agreement and as disclosed in the Ivanhoe Continuous Disclosure Documents as at the date of this Agreement, neither Ivanhoe nor any of its Subsidiaries has authorized, approved, covenanted to, agreed to, agreed to enter into, or entered into any agreement, contract or arrangement outside of the ordinary course of business since January 18, 2012;

(aaa)	the severance compensation amounts and benefits indicated in Schedule M attached hereto and to be paid by Ivanhoe in full represent, are inclusive of and fully satisfy all severance compensation and benefits, if any, that such Incumbent Senior Officer or Incumbent Ivanhoe Subsidiary Manager, as applicable, is or may be entitled under his or her respective employment contract or consulting agreement and in accordance with Applicable Law, including but not limited to applicable employment standards legislation and the common law, and that no further amounts or payments shall be due or owing to such Incumbent Senior Officer or Incumbent Ivanhoe Subsidiary Manager in connection with or as a result of the cessation of his employment; and

(bbb)	except for the Separation Agreement between Ivanhoe and RMF, none of Incumbent Senior Officers is directly or indirectly a party to, or otherwise interested in, any continuing agreement or transaction with the Company or any of its Subsidiaries.

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SCHEDULE K

REPRESENTATIONS AND WARRANTIES OF RIO TINTO

(a)	Rio Tinto is a corporation duly incorporated, organized and validly existing under the laws of its jurisdiction of incorporation and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of Rio Tinto;

(b)	Rio Tinto’s execution and delivery of this Agreement, including all matters contemplated hereby, has been authorized by all necessary corporate action and Rio Tinto has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)	None of the execution and delivery of this Agreement, the implementation of the transactions contemplated by this Agreement or the fulfillment of, or compliance with, the terms and provisions hereof by Rio Tinto do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach of, or violate any term or provision of, Rio Tinto’s or any of its Affiliates’ Constating Documents; or

(ii)	conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which Rio Tinto or any of its Affiliates is a party or by which it or any of its Affiliates is bound or to which any of its or any of its Affiliates’ material assets are subject or any Applicable Law to which Rio Tinto or any of its Affiliates is subject;

(d)	except as otherwise specifically contemplated by this Agreement, no exemption, consent, approval, order or authorization of, or registration or filing with any court, Governmental Authority or any third party is required by, or with respect to, Rio Tinto in connection with the execution, delivery and performance of this Agreement or the consummation by Rio Tinto or any of its Affiliates of the transactions contemplated by this Agreement other than insider, early warning, beneficial ownership and similar filings under applicable Securities Law;

(e)	there is not, to the best of Rio Tinto’s knowledge, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining Rio Tinto’s or any of its Affiliates’ ability to perform its obligations under, or to complete any of the transactions contemplated by, this Agreement;

(f)	this Agreement has been duly executed and delivered by Rio Tinto and is a valid and binding obligation of Rio Tinto enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(g)	the PPA, as amended by the HoA and this Agreement, is a valid and binding obligation of Rio Tinto enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(h)	the HoA, as amended by this Agreement, is a valid and binding obligation of Ivanhoe enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

i

(i)	Rio Tinto is acquiring the Anti-Dilution Subscription Right as principal for its own account, not for the benefit of any other person outside the Rio Tinto Group, for investment only and not with a view to the resale or distribution of all or any of the Anti-Dilution Subscription Right;

(j)	Rio Tinto is resident in, or otherwise subject to the Applicable Laws of, England and Wales and is an “accredited investor”, as defined under National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian securities regulatory authorities;

(k)	Rio Tinto is not (and is not acquiring the Series D Warrants and the Anti-Dilution Subscription Right for the account or benefit of) a U.S. Person and did not execute or deliver this Agreement in the United States;

(l)	Rio Tinto is a body corporate described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 of the Financial Services Authority of the United Kingdom;

(m)	Rio Tinto has not received or been provided with a prospectus, offering memorandum or similar document and the decision to enter into this Agreement and acquire the Series D Warrants and the Anti-Dilution Subscription Right has not been based on representations as to fact or otherwise made by or on behalf of Ivanhoe except as expressly set forth herein or by any officer, director, employee or agent of Ivanhoe;

(n)	no person has made to Rio Tinto any written or oral representation:

(i)	that any person will resell or repurchase any of the Series D Warrants or the Anti-Dilution Subscription Right or any underlying Ivanhoe Shares; or

(ii)	as to the future price or value of the Series D Warrants or the Anti-Dilution Subscription Right or any underlying Ivanhoe Shares;

(o)	Rio Tinto is knowledgeable of, or has been independently advised as to, the Applicable Laws of Rio Tinto’s jurisdiction of residence which would apply to the transactions contemplated by this Agreement, if there are any, and the acquisition of the Series D Warrants and the Anti-Dilution Subscription Right by Rio Tinto contemplated hereunder complies with all such Applicable Laws and save as provided in this Agreement will not cause Ivanhoe to become subject to or comply with any disclosure, prospectus or reporting requirements under any such Applicable Laws nor to make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in Rio Tinto’s jurisdiction of residence; and

(p)	Rio Tinto will have available the required funds for the Standby Commitment.

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SCHEDULE L

REPRESENTATIONS AND WARRANTIES OF THE RIO TINTO FUNDING COMPANY

(a)	The Rio Tinto Funding Company is a corporation duly incorporated, organized and validly existing under the laws of its jurisdiction of incorporation and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Rio Tinto Funding Company;

(b)	The Rio Tinto Funding Company’s execution and delivery of this Agreement, including all matters contemplated hereby, has been authorized by all necessary corporate action and the Rio Tinto Funding Company has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)	None of the execution and delivery of this Agreement, the implementation of the transactions contemplated by this Agreement or the fulfillment of, or compliance with, the terms and provisions hereof by the Rio Tinto Funding Company do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach of, or violate any term or provision of, the Rio Tinto Funding Company’s or any of its Affiliates’ Constating Documents; or

(ii)	conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which the Rio Tinto Funding Company or any of its Affiliates is a party or by which it or any of its Affiliates is bound or to which any of its or any of its Affiliates’ material assets are subject or any Applicable Law to which the Rio Tinto Funding Company or any of its Affiliates is subject;

(d)	except as otherwise specifically contemplated by this Agreement, no exemption, consent, approval, order or authorization of, or registration or filing with any court, Governmental Authority or any third party is required by, or with respect to, the Rio Tinto Funding Company in connection with the execution, delivery and performance of this Agreement or the consummation by the Rio Tinto Funding Company or any of its Affiliates of the transactions contemplated by this Agreement;

(e)	there is not, to the best of the Rio Tinto Funding Company’s knowledge, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining the Rio Tinto Funding Company’s or any of its Affiliates’ ability to perform its obligations under, or to complete any of the transactions contemplated by, this Agreement;

(f)	this Agreement has been duly executed and delivered by the Rio Tinto Funding Company and is a valid and binding obligation of the Rio Tinto Funding Company enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(g)	the OT Interim Funding Agreement, as amended by this Agreement, is a valid and binding obligation of the Rio Tinto Funding Company enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity; and

(h)	the Rio Tinto Funding Company will have available the required funds for the Bridge Facility.

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SCHEDULE M

SEVERANCE PAYMENTS

Name	Severance Payment
Robert Friedland	US$	650,000.00
John Macken	US$	5,127,850.00
Peter Meredith	US$	5,127,850.00
Tony Giardini	Cdn$	2,030,000.00
Sam Riggall	Aud$	3,959,577.53

Name	Benefits	Annual Benefit Premium
Peter Meredith	Extended Health & Dental, Medical Services Plan, Life and Dependent Life, Term Life Policies, Accidental Death & Dismemberment Insurance, International Medical & Dental, International SOS Medical and Security Evacuation, International Accidental Death & Dismemberment and Clubs	Cdn$36,682.54
Tony Giardini	Extended Health & Dental, Medical Services Plan, Disability Insurance, Life and Dependent Life, Accidental Death & Dismemberment Insurance, International Medical & Dental, International SOS Medical and Security Evacuation, International Accidental Death & Dismemberment and Club	Cdn$18,190.30
John Macken	Life Insurance, Foreign Voluntary Workers’ Compensation, International Medical & Dental, International SOS Medical and Security Evacuation and International Accidental Death & Dismemberment	Cdn$32,099.26
Sam Riggall	Salary Continuance Cover and Tax Return Preparation	Aud$5,629.53

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SCHEDULE Q

FORM OF RMF AMENDING AGREEMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 10 May 2012	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary